SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 23, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Supplementary Disclosure – UNAUDITED

In accordance with “Novo Mercado” requirements, we are presenting the summary of differences between the Brazilian Corporate Law and and U.S. GAAP.

SUMMARY OF DIFFERENCES BETWEEN BR CL AND US GAAP

The Company’s statutory financial statements, which are used as the basis for determining income taxes and mandatory minimum dividend calculations, have been prepared in accordance with accounting practices adopted in Brazil, which are based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations of the Brazilian Securities Commission ("CVM") and the accounting standards issued by the Brazilian Institute of Independent Auditors (“IBRACON”), collectively referred to hereinafter as “Corporate Law” or “BR CL”.

The Company’s primary financial statements have been prepared in accordance with BR CL which differs significantly from principles generally accepted in the United States of America (“US GAAP”). as described below:

(a) Inflation accounting methodology and indices

In Brazil, because of highly inflationary conditions which prevailed in the past, a form of inflation accounting had been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. Two methods of inflation accounting were developed: one required under BR CL; and the other known as the Constant Currency Method. The primary difference between BR CL and the Constant Currency Method relates to accounting for the effects of inflation. Under BR CL, inflation accounting was discontinued effective January 1, 1996. Prior to that date, BR CL required inflationary indexation of property, plant and equipment, investments, deferred charges and shareholders' equity, the net effect of which was reported in the statement of operations as a single line item. The Constant Currency Method is similar to U.S. Accounting Principles Board Statement No. 3 ("APS 3"), except that the former continues to apply inflationary accounting in periods of low inflation. Under US GAAP, the Brazilian economy ceased to be highly inflationary effective July 1, 1997. The other significant difference between the two sets of principles relates to the present-value discounting of fixed-rate receivables and payables, which is required by the Constant Currency Method and is prohibited under BR CL.

Financial statements prepared in accordance with BR CL have been, and continue to be, required of all Brazilian corporate entities and are used by the Brazilian tax authorities in determining taxable income. Financial statements prepared in accordance with the constant currency method were required through 1995 for those entities whose securities were registered with the CVM. Since 1996, presentation of supplemental financial statements under the Constant Currency Method has been optional.

(i) Additional inflation restatement in 1996 and 1997 for US GAAP

In the reconciliation from BR CL to US GAAP, consistent with the position paper prepared by the U.S. AICPA International Practice Task Force, an adjustment for inflation accounting has been included for the period from January 1, 1996 to December 31, 1997. During this period, inflation accounting was prohibited by BR CL but was required by APB statement 3 under US GAAP. Shareholders' equity under US GAAP was increased by R$1,103,962 and R$ 1,171,576 at December 31, 2007 and 2006, respectively, due to the additional inflation restatement adjustments.

(ii) Supplementary inflation restatement replaces revaluation of property, plant and equipment for US GAAP

The price-level restatement methodology under BR CL relied on an official inflation index announced by the Brazilian Federal government which was also used for purposes of determining taxes payable. Shortly after the launch of an economic stabilization plan in 1990, the government announced an inflation rate for that year which was materially understated in relation to the general and consumer price indexes as measured by independent economic institutes. In 1991, the government acknowledged this distortion and companies were required to re-present their statutory financial statements using a revised inflation index and the effects thereof were also used to determine income taxes, retroactively. The same law (Law No. 8,200/91) also granted companies the option (and the CVM required adoption when the effects were significant) to reprocess the accumulated inflation accounting effects since the date of acquisition of assets based on an independently sourced consumer or general price index. This supplemental indexation of property, plant and equipment, investments and deferred charges was to be recorded in the statutory BR CL accounting books but would have no effect for tax purposes. The Company anticipated the effects of this measure by contracting an independent firm of experts to perform an appraisal to market value of its property, plant and equipment and recorded the revaluation increment in its statutory BR CL accounting records, without affecting its tax position, in much the same way as Law No. 8,200/91 later required. As the revaluation increment had eliminated the effects of the supplemental price-level restatements, no further action was taken and the Company did not apply the incremental indexation.

Under US GAAP, revaluations of assets to market value are not permitted and the effects of the revaluation have been reversed in the reconciliation to US GAAP. However, in order to preserve the integrity of the historical cost of its assets based on the price-level restatement convention adopted by BR CL, the Company has recorded the supplemental price-level restatement adjustments, in accordance with Article 2 of Law No. 8,200/91, as an adjusting item in the reconciliation to US GAAP. The Company has presented the balances of shareholders' equity and net income under BR CL, adjusted for the effects of the revaluation and the replacement of the reversal by the supplemental price-level restatements, and related tax effects, as a subtotal, prior to presenting the reconciling items to US GAAP. The subtotal also includes the effects of including an additional two years' inflation accounting adjustments through to 1997 for purposes of US GAAP.

Shareholders' equity under US GAAP was increased by R$ 2,705,277 and R$ 2,806,638 at December 31, 2007 and 2006, respectively, due to the supplementary inflation restatement adjustments and reduced by R$ 2,339,829 and R$ 2,427,499 at December 31, 2007 and 2006, respectively, due to the reversal of the revaluations, before tax effects.

(iii) Inflation indexes

The indexation of the financial statements through 1995, except for the year 1990, under BR CL was based on an official government index, the Unidade Fiscal de Referência - UFIR and for the year ended December 31, 1990 on a consumer price index (Indice de Preços ao Consumidor, or IPC). For purposes of US GAAP, a general price index, the Indice Geral de Preços - Mercado, or IGP-M, was used to record the additional inflation restatement in 1996 and 1997 and the supplementary inflation restatement through 1995.

(b) Income taxes and social contribution

Under BR CL, deferred tax assets are recognized at the estimated amounts that management considers are probable to be recovered. In addition, deferred income taxes are shown gross rather than net.

Under US GAAP, deferred taxes are recorded on all temporary tax differences. Valuation allowances are established when it is more likely than not that deferred tax assets, including tax loss carryforwards, will not be recovered. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference, and are presented net.

For purposes of deferred tax accounting, the US GAAP adjustments relating to inflation restatement of land and the push-down expenses from the Plan G0 pension fund (j)(ii) below and sabbatical paid leave benefits are treated as permanent tax differences, as such items are not deductible for tax purposes by the Company.

Taxes on income in Brazil consist of two types of taxes: income tax and social contribution. In Brazil, the tax law and tax rates are sometimes significantly altered by provisional measures ("medidas provisórias") announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. Until September 2001, these measures remained in force for one month and expired automatically if they were not extended for an additional one-month period. In September 2001 all provisional measures were automatically enacted, and the Presidential decree powers restricted. Under BR CL, when calculating deferred income taxes, the provisional measures are usually taken into account.

Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods which have been established by provisional measures are not considered to have been enacted and are ignored. However, the provisional measure, to the extent it has not lapsed, is used for determining the amount of current tax payable.

Shareholders' equity under US GAAP was reduced by R$ 1,281,468 and R$ 1,356,545 at December 31, 2007 and 2006, respectively, due to deferred tax adjustments on US GAAP differences, excluding revaluations and permanent differences related to monetary readjustment on land of approximately R$ 150 million.

No valuation allowance adjustments were required to be included in the reconciliation between BR CL and US GAAP.

(c) Financial instruments and concentration of credit risk

Under BR CL, there are less detailed requirements regarding the disclosure of information on financial instruments not reflected on the balance sheet or on concentration of financial instruments with credit risk.

Under US GAAP, the applicable accounting practice for financial instruments depends on management's intention for their disposition and requires adjustments to their market or fair values. Additional information on face or contract or notional principal amount; nature and terms including (i) credit and market risk, (ii) cash requirements and (iii) accounting policy followed; amount of loss, if any party to the financial instrument fails to perform; and policy as to requiring collateral is required. Disclosure as to concentration of credit risk arising from all financial instruments is required to include information about the activity, region or other characteristic that identifies the concentration; amount of loss if parties to the concentrated risk fail to completely perform; and policy as to requiring collateral.

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" of the U.S. Financial Accounting Standards Board (“FASB”) establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. This statement was effective January 1, 2001 and did not have a significant impact on the Company’s financial statements.

No adjustments have been included in the reconciliation from BR CL to US GAAP.

(d) Cash and cash equivalents

Under BR CL, cash equivalents are not defined.

Under US GAAP, SFAS No. 95, "Statement of Cash Flows", defines cash equivalents as short-term highly liquid investments that are both (i) readily convertible to known amounts of cash and (ii) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments with original maturities of three months or less qualify under that definition

The Company holds certain highly liquid, low risk financial investments, comprised principally of high quality government debt, which are classified as cash equivalents under BR GAAP. Although the investments have high level of liquidity and present insignificant risks of changes in value, under US GAAP, since these investments have original maturities of over 90 days, such investments do not qualify as cash equivalents.

There are also, some securities with donor-imposed restrictions that are presented as “Cash and cash equivalents” under BR CL. These securities, under US GAAP, must be classified as restricted cash and the classification on the Cash Flow Statement must be related to the nature of the restriction.

The effect of these differences in classification on the Company’s balance sheets and statements of cash flows for the periods presented are as follows:

	2007	2006

	(unaudited)

Cash and cash equivalents under Brazilian GAAP	464,997	328,206
Difference in classification of restricted cash	(7,657)	-
Difference in classification of temporary investments	-	-

Cash and cash equivalents under US GAAP	457,340	328,206

Cash Flows	2007	2006	2005

	(unaudited)		(restated)
Operating activities under Brazilian GAAP	2,215,600	2,020,824	1,737,575
Cash flows relating to short -term investments under US GAAP	-	155,783	(99,815)

Operating activities under US GAAP	2,215,600	2,176,607	1,637,760

Financing activities under Brazilian GAAP	(1,197,113)	(1,122,755)	(919,733)
Cash flows relating to restricted cash under US GAAP	(7,657)	-	-

Financing activities under US GAAP	(1,204,770)	(1,122,755)	(919,733)

Cash and cash equivalents at beginning of the year
under Brazilian GAAP	328,206	280,173	105,557
Difference in classification of temporary investments
at beginning of the year	-	(155,783)	(55,968)

Cash and cash equivalents at beginning of the year
under US GAAP	328,206	124,390	49,589

Increase in cash and cash equivalents under Brazilian
GAAP	136,791	48,033	174,616
Cash flows relating to short -term investments under US GAAP	-	155,783	(99,815)
Cash flows relating to restricted cash under US GAAP	(7,657)	-	-

Cash and cash equivalents at end of year under US
GAAP	457,340	328,206	124,390

(e) Investments in debt and equity securities

Under BR CL, marketable debt and equity securities are generally stated at the lower of inflation-indexed amortized cost or market value less interest or dividends received. Gains and losses are reflected in earnings.

Under US GAAP, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities is as follows:

(i)	Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

(ii)
Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings;

(iii)
Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity For purposes of US GAAP, certain unrealized gains and losses from the Company’s available-for-sale securities are recorded directly in shareholders' equity, net of tax effects, until realized. Shareholders' equity under US GAAP was increased by R$ 88 and reduced by R$ 93 on December 31, 2007 and 2006, respectively, for unrealized gain/losses from available- for-sale securities.

(f) Property, plant and equipment

(i)
Revaluations of property, plant and equipment.

BR CL permits appraisal write-ups, provided that certain formalities are complied with. The revaluation increment is credited to a reserve account in shareholders' equity. Depreciation of the asset revaluation increments is charged to income and an offsetting portion is relieved from the revaluation reserve in shareholders' equity and transferred to retained earnings as the related assets are depreciated or are disposed

For US GAAP reconciliation purposes, net revaluation of property, plant and equipment in the amounts of R$ 2,339,829 and R$ 2,427,499 at December 31, 2007 and 2006, respectively, have been eliminated in order to present property, plant and equipment at historical cost, indexed for inflation through 1997 based on a general price index, less accumulated depreciation. The depreciation on such revaluation charged to income, totaling R$87,670, R$102,272 and R$ 89,449 for the years ended December 31, 2007, 2006 and 2005, respectively, has also been eliminated for US GAAP purposes in the reconciliation of net income.

Under BR CL, no deferred tax liability was recorded on the revaluation increment. Under US GAAP, although the depreciation from the additional inflation restatement ((a)(i) above) and the supplementary inflation restatement ((a)(ii) above) will not be deductible for tax purposes, these depreciation charges are considered to be temporary tax differences as the expense will reverse through income in the future, and, as such, are recorded for purposes of determining deferred tax liabilities.

(ii)
Different criteria for capitalizing and depreciating capitalized interest

Under BR CL, until December 31, 1995, capitalization of interest cost incurred during the construction period as part of the cost of the related property, plant and equipment was not required. However, as permitted by the Brazilian Water and Sewage Plan (Plano Nacional de Saneamento Básico - PLANASA), SABESP capitalized interest on construction-in-progress through 1989. Also, under BR CL as applied to companies in the utilities industry, during the period from 1979 to 1985, a notional interest rate was applied to construction-in-progress computed at the rate of 12% per annum of the balance of construction-in-progress; that part which related to interest on third-party loans was credited to interest expense based on actual interest costs with the balance relating to the self-financing portion being credited to capital reserves. Beginning in 1999, SABESP has capitalized indexation charges on the real - denominated loans and financing and the foreign exchange effects on foreign currency loans and financing.

Under US GAAP, in accordance with SFAS No. 34, "Capitalization of Interest Cost", interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. Such interest is capitalized as part of the cost of the related assets with a corresponding credit to financial expenses. Under US GAAP, the amount of interest capitalized excludes the indexation charges associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings.

The effects of these different criteria for capitalizing and amortizing interest are presented below:

	2007	2006
	(unaudited)

Interest capitalized under US GAAP in the period from 1989 to 1995	205,459	206,227
Amortization thereof	(112,683)	(105,964)
Capitalized interest credited to income under BR CL (12% per annum, applied monthly to the balance of construction-in progress) in excess of actual interest	(32,448)	(32,569)
Amortization thereof	30,245	29,188
Indexation charges and foreign exchange losses capitalized since 1999 under BR CL, net	93,165	50,576

US GAAP difference in shareholders' equity at December 31	183,738	147,458

US GAAP difference on pre-tax income for the year ended December 31	36,280	16,024

(iii)	Valuation of long-lived assets

Under BR CL, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets, within the context of the balance sheet as a whole, in order to assess potential asset impairment. As it pertains to property, plant and equipment, in the event that such operating income is insufficient to recover the depreciation due to their permanent impairment, the assets, or groups of assets, are written-down to recoverable values, preferably, based on the projected discounted cash flows of future operations.

Under US GAAP, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", requires companies to periodically evaluate the carrying value of long-lived assets to be held and used, and for long lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from identified assets, representing the lowest level for which identifiable cash flows largely independent of the cash flows of other groups of assets and liabilities, is less than their carrying value. In that event, a loss is recognized to the extent that the carrying value exceeds the fair market value of the assets.

No adjustment has been included in the reconciliation from BR CL to US GAAP to take account of differences between the measurement criteria, as based on analysis of cash flows measured at the smallest unit of assets groups for which cash flow data is captured no impairment provisions were required. Losses recognized on the write-off of property, plant and equipment arose primarily from adjustments related to the withdrawal of concession assets, construction-in-progress projects which were deemed to be no longer economically feasible and obsolescence write offs.

(g) Deferred charges

Under BR CL deferral of feasibility study costs and pre-operating expenses incurred in the construction or expansion of a new facility is permitted until such time as the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

Under US GAAP, such amounts do not meet the conditions established for deferral and accordingly are charged to income as incurred.

The balance of feasibility study costs outstanding, amounted to R$ 3,474 and R$ 10,035 at December 31, 2007 and 2006, respectively, was written-off for US GAAP purposes. The net effects from amortization and deferrals in the statement of operations at December 31, 2007, 2006 and 2005 were an increase of R$ 6,561, R$ 10,496 and R$ 18,566 respectively.

(h) Pension benefits

Under BR CL, prior to 2002, amounts related to the pension plan were recorded on an accrual basis as the obligations for contributions fell due. In accordance with a new accounting standard issued by IBRACON and approved by the CVM, effective January 1, 2002, Brazilian public companies must account for pension obligations based on actuarial calculations and provide certain disclosures related to their pension plans. Under the new standard, the actuarial pension obligation determined at the date of adoption could be either recorded directly in shareholders’ equity, or prospectively, during the five-year period ending December 31, 2006 in results of operations. As permitted, the Company has elected to recognize this transition obligation on a straight-line basis through income over five years beginning in 2002. The amortization of the liability is being presented as an “Extraordinary item” in the statements of operations, net of applicable tax effects.

Under US GAAP, the Company accounts for its pension plans in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions," which among other requirements, requires that the Company recognize the actuarially-determined liability of its pension plan obligations. SFAS No. 87 also requires that an additional liability (minimum pension liability) is required to be recorded when the accumulated benefit obligation exceeds the fair value of the plan assets, less accrued pension amounts. This additional minimum liability is recorded as a charge to accumulated other comprehensive income in equity.

SFAS No. 132 (revised 2003), “Employers' Disclosures about Pensions and Other Postretirement Benefits” sets forth the requirements for information that must be disclosed with respect to the Company’s pension plans.

After the issuance of SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, in September 2006, an employer is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

Another requirement of the statement is that the employer must disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.

The additional adjustments required by the SFAS 158 has been made after the accounting according to the SFAS 87 and SFAS 132.

Although the adopted accounting standard under BR CL requires the Company to recognize pension obligation based on actuarial methods effective January 1, 2002, differences under BR CL related to the prescribed actuarial methods, date of first adoption and amortization of transition obligations, among others, as compared with those under US GAAP, generate reconciling adjustments for US GAAP purposes.

(i)	Pension plan (Plan G1)

     The Company sponsors a defined-benefit plan for its employees (Plan G1). For the purposes of calculating the funded status of Plan G1, the provisions of SFAS No. 87, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

(ii)	Supplementary pension plan (Plan G0)

Pursuant to a law enacted by the State Government, certain employees who provided service to the Company prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments (which rights are referred to as “Plan G0”). The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursement from the State Government, which are recorded as accounts receivable, shareholder under BR CL. No expense is recognized for these benefits under BR CL.

Consistent with the guidance in SEC Staff Accounting Bulletin Topic 5-T ("SAB No. 5-T"), under US GAAP, the Company recognizes the costs and obligations associated with Plan G0 supplemental pension benefits incurred by the State Government on behalf of the Company with respect to its employees on a “push-down basis,” as the Company is the recipient of the benefits of the employee service for which the supplemental pension benefits are made. These benefits are accounted for in accordance with SFAS No. 87. Eventual amounts received as reimbursement from the State Government, if any, are treated as additional paid-in-capital.

Retained earnings was reduced in the first year of presentation (1998) for the actuarial liability computed under SFAS No. 87. and the balance of amounts due from the State Government for pensions paid was charged to income, as this amount relates to a charge for past services rendered by the Company’s former employees. Amounts reimbursed to the Company by the State Government were accounted for as additional paid-in capital and a reduction of the actuarial liability to reflect gross benefits paid. The remaining unpaid reimbursable balance due from the State Government (effectively a subscription receivable) was charged off as a deduction to shareholders' equity.

(iii)	Sabbatical paid leave

The Company also pays amounts equivalent to three months of vacation for each five years' of service as a form of sabbatical paid leave to certain of the Company’s employees for which it also claims reimbursement from the State Government. Consistent with the guidance in SAB Topic 5-T, under US GAAP the Company recognizes the costs and obligations associated with these sabbatical leave benefits incurred by the State Government on behalf of the Company with respect to its employees on a “push-down basis,” as the Company is the recipient of the benefits of the employee service for which the supplemental pension benefits are made. The Company has accounted for this sabbatical expense by relieving directly against retained earnings for the first year presented and subsequently the Company recognized as a charge to income the receivable due from the State Government, for sabbatical leave paid, as this amount relates to a charge for past services rendered by the Company’s former/current employees. Amounts reimbursed by the State Government, if any, are accounted for as additional paid-in capital.

During the year ended December 31, 2000, in the financial statements prepared in accordance with BR CL, sabbatical leave accruals totaling R$ 23,747, which had in prior years been charged to income, and were accounted for as a receivable (reimbursement) due from the State Government, were reversed, as the Company does not consider this to be an expense under BR CL. Similarly, during December 31, 2007, 2006 and 2005, total amounts not accrued were R$1,319, R$ 1,991 and R$ 968, respectively. Such amounts, consistent with the US GAAP difference mentioned above, were ‘pushed down’ as expenses in the reconciliation to US GAAP.

(iv)	Summary of pension benefits adjustments

The effects included in the shareholders' equity reconciliation arising from these different criteria for pension and benefit accounting are presented below:

	2007	2006
	(unaudited)

Plan G1
Accrued pension liability under US GAAP (SFAS 87)	(655,545)	(644,760)
Accrued pension liability under BR CL	365,234	321,212

Difference Plan G1 (SFAS 87)	(290,311)	(323,548)

Incremental Effect of Applying SFAS Nº 158	238,422	361,450
Difference Plan G1	(51,889)	37,902

Plan G0
Accrued pension cost under US GAAP (SFAS 87)	(1,192,624)	(1,156,492)

Incremental Effect of Applying SFAS Nº 158	(45,043)	(87,575)
Difference Plan G0	(1,237,667)	(1,244,067)

Sabbatical paid leave
Recognition of reversed expense (i) (iii)	(7,246)	(8,565)

Push-down accounting of Plan G0 and sabbatical
Paid leave
Gross amount paid for Plan G0 and sabbatical paid leave
recorded as receivables from the State
Government (i)	(994,047)	(889,425)

Additional paid-in capital - Plan G0 and sabbatical
paid leave reimbursed by the State Government (i)	114,970	114,970

The effects included in the reconciliation of net income (los) arising from these different criteria for pension and benefit accounting are presented bellow:

	2007	2006	2005
	(unaudited)

Plan G1
Accrued pension obligation Plan G1	33,237	(14,469)	45,163

Plan G0
Accrued pension obligation Plan G0	(36,132)	(25,981)	(27,258)

Sabbatical paid leave
Recognition of reversed expense	1,319	1,991	968

Gross amount paid for Plan G0 and sabbatical
Paid leave recorded as receivables from the
State Government	(104,622)	(101,741)	(96,388)

(i) Capitalization of debt issuance costs

Under BR CL the costs associated with issuance of debts are recognized as a operational expenses. Under US GAAP, APB 21 – “Interest on Receivables and Payables” debt issue costs are deferred and amortized using the effective interest method over the remaining term of the applicable debt obligations. At December 31, 2007, the balance of deferred debt issue costs included as an adjustment to shareholders’ equity, related to debt issue costs was R$ 7,481 (in 2006 was R$ 11,331), net of accumulated amortization.

(j) Donations

Under BR CL these amounts, which comprise principally contributions of property, plant and equipment that we receive from third parties, were recorded at fair value, generally determined based on estimates of the current replacement cost of the assets contributed, as a revenue until December 31, 2003 an as a credit to other capital reserves after this date.

For U.S. GAAP purposes, the amounts recorded as revenues and capital reserves related to donations received from third parties would be classified as a deferred credit, recorded as a reduction of the related amount of property, plant and equipment in the balance sheet, and amortized to reduce depreciation expense over the related estimated useful life of the donated assets. Prior to 2006, we did not account for any differences between BR CL and US GAAP, as the amounts of such donations have not historically been, and were not expected to be material. However, in light of the cumulative nature of such donations, beginning January 1, 2006, we began accounting for such differences.

As a result, shareholders equity under U.S. GAAP was lower by R$ 83,316, net of tax effects, as compared to BR CL at December 31, 2007 (in December 31, 2006 was R$ 69,535) . Net income in 2007 was also lower by R$ 3,487 (2006 was R$ 15,871), net of tax effects, as compared to BR CL, as a result of the cumulative differences in the accounting for donations under BR CL. The related impacts on prior year results of operations were not material.

(k) Segment reporting

Under BR CL, no separate segment reporting is required.

Under US GAAP, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. SFAS No. 131 defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment.

The Company operates in two segments: water services and sewage services.

(l) Comprehensive income

BR CL does not embody the concept of comprehensive income.

Under US GAAP, the Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." A foreign (i.e., non-U.S.) registrant may present the statement of comprehensive income in any format permitted by SFAS No. 130. The information required by SFAS No. 130, has been included in the condensed financial statement information as prepared in accordance with US GAAP below.

(m) Provision for dividends and interest on shareholders' equity

Under BR CL, at each annual balance sheet date management is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under BR CL, companies are permitted to distribute a notional amount of interest, subject to certain limitations, calculated based on the government TJLP interest rate, on shareholders' equity. Such amounts are deductible for tax purposes and are presented as a deduction from shareholders' equity. Although not affecting net income except for the tax benefit, in certain cases companies include this notional charge in interest expense and reverse the same amount before totaling net income. The Company presents the financial expense net of the reversal in its financial statements.

Under US GAAP, since proposed dividends must be ratified or modified at the annual shareholders' meeting, dividends would generally not be considered as declared at the balance sheet date and, as such, would not be accrued. However, because the State Government is the Company’s controlling shareholder, the minimum dividend proposal when made by management at year end is maintained as a provision, and therefore, no adjustments has been included in the reconciliation from BR CL to US GAAP. Interim dividends paid or interest credited to shareholders as interest on shareholders' equity under BR CL is considered as declared for US GAAP purposes. Under US GAAP, no similar interest distribution concept exists.

Distributions per share data (in the form of dividends or interest on shareholders’equity) is not required to be disclosed under BR CL.

Interest on shareholders' equity per common shares* for the years ended December 31, 2007, 2006 and 2005 were as follows:

	December 31,

	2007	2006	2005
	(unaudited)

Interest on shareholders'
equity per shares	1.32	1.19	1.53

* The weighted-average number of shares used in computing interest on shareholders' equity per thousand common shares for December 31, 2007, 2006 and 2005 was 227,836,623 (See item (r) of this note).

(n) Related parties

Under BR CL, related parties are generally defined in a more limited manner and require fewer disclosures than US GAAP. The Company has expanded its disclosure for purposes of BR CL.

No adjustments have been included in the reconciliation from BR CL to US GAAP.

(o) Items posted directly to shareholders' equity accounts

Under BR CL, various items are posted directly to shareholders' equity accounts. Examples include certain capitalized interest, the effects of adjustments to tax rates and tax incentive investment credits received. As noted in (a) above, Brazilian utility companies used to capitalize interest attributable to construction-in-progress at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third-party loans is credited to interest expense based on actual interest costs with the balance relating to the self-financed portion being credited to capital reserves.

Under US GAAP, such items relating to third-party debt would be posted to the statement of operations. Since the original posting to equity accounts would, under US GAAP, be made directly to the statement of operations, these adjustments are included in the reconciliation of shareholders' equity and net income determined in accordance with US GAAP.

(p) Discounting

Under BR CL, discounting of trade receivables and payables to present value is not permitted. Under US GAAP, APB No. 21 "Interest on Receivables and Payables", such discounting, in certain cases, is required to record the effects of implicit interest income or expense or which are different from market rates on long-term assets and liabilities, except for transactions in which interest rates are affected by the tax attributes or legal restrictions prescribed by a government agency. The company does not have original long term agreements.

No adjustments have been included in the reconciliation from BR CL to US GAAP as the Company had no long-term trade accounts payables or receivables potentially subject to discounting at December 31, 2007, 2006 and 2005.

(q) Classification of statement of operations line items

Under BR CL, as noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of operations under BR CL to present a condensed statement of operations prepared in accordance with US GAAP. The reclassifications are summarized as follows:

(i)
Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of operations presented in accordance with BR CL. Such amounts have been reclassified to non-operating income and expenses in the condensed statement of operations prepared in accordance with US GAAP;

(ii)
Under BR CL, gains and losses on the disposal or impairment of permanent assets are classified as non-operating income (expense). Under US GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as an adjustment to operating income;

(iii)
Following the issue of an accounting standard under BR CL, effective January 1, 2002, the Company is amortizing the related transition obligation related to Plan G1 over five years. The related amortization, as permitted, is being presented as an “Extraordinary item” net of taxes, in the statement of operations. Under US GAAP, this amortization expense would be included as part of operating income.

(r) Earnings per share

Under BR CL, net income per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because this is the minimum number of shares of the Company that can be traded on the stock exchanges.

Under US GAAP, in accordance with SFAS No.128, "Earnings per Share", the presentation of earnings per share is required for public companies, including earnings per share from continuing operations and net income per share on the face of the statement of operations, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the statement of operations or in a note. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data are based on the weighted average number of shares outstanding during the period and all potentially dilutive shares outstanding during each period presented, respectively.

Statement 128 requires the retroactive restatement of earnings-per-share computations for stock dividends, stock splits, and reverse splits. If a stock dividend or split is consummated after the close of the period but prior to the issuance of the financial statements, the earnings-per-share computation should be based on the new number of shares.

The Board of Directors, in its meeting on March 30, 2007, approved the proposal for submission to the Annual Shareholders’ Meeting, which took place on April 30, 2007, of the Grouping of Shares. On June 4, 2007, the shares were grouped in the proportion of 125 (one hundred twenty five) shares to 1 (one) share. The capital stock is represented by 227,836,623 common nominative and scriptural shares, without par value, remaining unchanged Sabesp’s capital stock.

Simultaneously to the grouping operation, the American Depositary Receits (ADR’s) started to be traded in the proportion of 2 (two) shares to each ADR.

Considering the grouping of shares mentioned above the weighted-average number of shares used in computing basic earnings per share for December 31, 2007, 2006 and 2005 was 227,836,623. The Company had no potentially dilutive shares outstanding during 2007, 2006 or 2005.

(s) Leasing Transactions

Under Brazilian GAAP, generally, lessees account for long-term leases as operating leases, whereas in accordance with U.S. GAAP such leases could be accounted for as operating or capital leases. As a result, under Brazilian GAAP, lease payments by lessees with respect to leases are charged as an expense as incurred. Under U.S. GAAP, the lease payments may be charged as an expense as incurred (operating leases) or the leased asset and the corresponding lease liability may be recognized in the balance sheet and the effect of depreciation and interest expense in the results of operations (capital leases).

Net income (loss) reconciliation of the differences between BR CL and US GAAP

The following is a reconciliation of the differences in net income (loss) between BR CL and US GAAP:

		2007	2006	2005
		(unaudited)

Net income as reported under the BR CL		1,048,703	778,905	865,647

Depreciation of additional inflation restatement
in 1996 and 1997	(a)(i)	(67,614)	(75,541)	(61,955)
Reversal of depreciation of revaluation increments	(f)(i)	87,670	102,272	89,449
Depreciation of supplementary restatement prior to 1991	(a)(ii)	(101,361)	(118,243)	(103,420)
Deferred tax effects on above (excluding revaluation)	(b)	57,452	65,887	56,228

Net income as reported under the BR CL,
adjusted for inflation restatements and
revaluations		1,024,850	753,280	845,949

Accrued pension cost - Plan G1	(h)(iv)	33,237	(14,469)	45,163
Accrued supplementary pension cost - Plan G0	(h)(iv)	(36,132)	(25,981)	(27,258)
Sabbatical leave benefits	(h)(iv)	1,319	1,991	968
Actuarial liability (Plan G0) and sabbatical leave
benefits push-down recognition	(h)(iv)	(104,622)	(101,741)	(96,388)
Capitalized interest	(f)(ii)	36,280	16,024	25,929
Interests on Capital Leasing	(s)	(6,322)	6,967	(645)
Deferred charges, net of effects of accumulated
amortization	(g)	6,561	10,496	18,566
Capitalization of debt issuance costs	(i)	(3,850)	(2,645)	13,976
Deferred Credits - Donations	(j)	5,283	(26,622)

		956,604	617,300	826,260

Deferred income taxes effects:
Other GAAP differences above, excluding
reversal of revaluation increments	(b)	(24,205)	5,184	(35,016)

Net income under US GAAP		932,399	622,484	791,244

Net income per thousand common shares
Basic and diluted (in reais)	(r)	4.09	2.73	3.47

Weighted average number of common shares
outstanding on December 31, 2007	(r)	227,836,623	227,836,623	227,836,623

Shareholders' equity reconciliation of the differences between BR CL and US GAAP

The following is a reconciliation of the differences in shareholders’ equity between BR CL and US GAAP:

		2007	2006
		(unaudited)

Shareholders' equity, as reported under BR CL		9,784,006	9,018,482

Add (deduct):
Additional inflation restatement in 1996 and 1997, net	(a) (i)	1,103,962	1,171,576
	(a) (ii)/
Reversal of revaluation increments, net	(f) (i)	(2,339,829)	(2,427,499)
Supplementary restatement prior to 1991, net	(a) (ii)	2,705,277	2,806,638
Deferred tax effects on above (excluding revaluation)	(b)	(1,244,233)	(1,301,684)

Shareholders' equity, as reported under BR CL, adjusted for
inflation restatements and revaluations		10,009,183	9,267,513

Accrued pension cost - Plan G1	(h) (iv)	(51,889)	37,902
Accrued supplementary pension cost -Plan G0	(h) (iv)	(1,237,667)	(1,244,067)
Actuarial liability (Plan G0) and sabbatical leave expense
push-down recognition	(h) (iv)	(994,047)	(889,425)
Additional paid-in capital - Plan G0 and sabbatical expense
reimbursed by the State Government	(h) (iv)	114,970	114,970
Sabbatical paid leave of absence benefits	(h) (iv)	(7,246)	(8,565)
Capitalized interest	(f) (ii)	183,738	147,458
Interests on Capital Leasing	(s)	-	6,322
Deferred charges expensed, net	(g)	(3,474)	(10,035)
Capitalization of debt issuance costs	(i)	7,481	11,331
Deferred Credits - Donations	(j)	(92,271)	(80,286)
Other GAAP differences	(e)	88	(93)
Deferred income taxes effects:	(b)
Other deferred tax effects on US GAAP differences above,
excluding adjustments for available-for-sale securities,
inflation restatements and revaluation increments		(37,235)	(54,861)

Shareholders' equity under US GAAP		7,891,631	7,298,164

SABESP
MANAGEMENT
REPORT 2007

Message from Sabesp CEO – 2007 Improvements and Challenges for the coming years

The year 2007 was one of important changes for Sabesp. Internal and external alterations have placed new challenges and opportunities to the largest sanitation company in Latin America and one of the largest worldwide in number of consumers served.

Firstly, a new regulatory framework in the sanitation sector has been established with the approval of the Sanitation Law and of the Law for Creation of ARSESP, the São Paulo State Sanitation and Energy Regulatory Agency. The first indicates general guidelines for the sector regulation and rules the relationship between the operators and the granting authorities, thus reducing the potential regulatory risk and consequently the capital cost. The latest establishes, for the first time in São Paulo State Government, a state regulatory agency applying the best practices of independent regulation and technical excellence, thus reducing the legal insecurity.

Furthermore, ARSESP Law provides Sabesp with the possibility of entering markets such as energy, solid waste among others, with greater flexibility and agility. This opens new horizons, in conformity with the regulatory environment recently introduced, in which the competition must substitute the state monopoly.

There is no time to waste. Sabesp is already tuned with the competitive environment and with the need to comply with external regulation issues. The Company is mobilized to break the monopolist regime accommodation and to dispute markets based on efficiency and in favor of the citizens and consumers interests.

Secondly, and coherent with the regulatory framework, the Company did not spare efforts in 2007 to build a new relationship with the municipalities. The unilateral relationship was replaced by permanent dialogue and partnership with granting municipalities, including social civil organizations. The results announced happy news: 106 contracts renewed and 124 laws authorized in municipal chambers. This process remains in 2008, seeking stability contractual security.

Thirdly, the Company has conceived an ambitious program goal for 2007-2010, doubling the level of investments in relation to the 2003-2006 four-year period and foreseeing the investment of almost R$6 billion in resources. Such effort is focused on programs aligned with strategic planning and actions to overcome the gaps in sanitation areas attended by Sabesp, with special attention to the sewage treatment and the environmental sanitation. An economic-financial sustainability strategy was simultaneously conceived in order to assure the Company good risk classification and, consequently, guarantee the financing and investment capability. This has led to a range of initiatives to increase revenues and reduce expenses that started to bear fruit in 2007and generate the largest portion of results in the years to come.

Fourthly, environmental protection is no longer considered a complement of the work program, having therefore become the main reason for Sabesp existence.

We shall point out some of the important outcomes of this dramatic change in the company policy related to environment: a new environmental policy has been approved after a 100-day public consultation and two public hearings; an environmental management superintendence has been created in the administration sphere which has broadened its attributions in regard to Technology and Environment; dialogue with non governmental organizations have been strengthened with the creation, for example, of hearings on sustainability, which have ensured a noticeable approach of the Company with socio-environmental efforts of non-governmental organizations, academia and the private sector; the goal to integrate the Bovespa Corporate Sustainability Index (ISE) was advanced in two years – from 2009 to 2007.

In line with the objective of sustainable use of water resources, and consonant with the revenue increase and diversification goals, a platform of products and services has been created through Sabesp Environmental Solutions Program. From the environmental standpoint, the Company intends to develop water consumption management tools to be used by major customers, leading them to make an optimal utilization of water from a social viewpoint. From the entrepreneurial point of view, such enterprises add value to the Company activity, allowing revenue increase and/or customers’ fidelity and strengthening of Sabesp brand.

Fifthly, commercial and institutional pro-activity has been adopted, emphasizing the customer valorization. Such adoption has developed at least three initiatives: improvement of the services rendered; revision of trading norms in compliance with consumers’ rights’ best practices; and, mainly, cooperation and partnership work with the granting municipalities. A demonstration of this new commitment is reflected in the inclusion of the new customer satisfaction indicator in the set of goals that rules the employees’ profit participation.

Next, a new relationship regime with government and several other partners has been instituted. Important steps have been taken towards solution of contract and finance issues with the State Government by means of a second amendment to the Term of Acknowledgement and Consolidation of Obligations, Payment Settlements and Other Covenants, signed in 2001, to settle existing debts among the parties. We must also highlight the agreement with São Paulo municipality, which means more institutional safety in Sabesp largest operation market.

Finally, Sabesp growth and modernization presuppose a solid partnership with the supply chain through both, competition and innovation. From the competition standpoint, a mechanism for broadening the range of suppliers and for adopting cooperation with competitor’s rights organizations was created, thus decreasing the price setting capacity on the part of the goods and services sellers. From an innovation standpoint, Sabesp has strengthened and increased the technical cooperation agreements with advanced research and development centers in Brazil and abroad. Besides, it has implanted innovation hearings and stimulated the diffusion of best practices and technologies in its business units. The Company growth and sustainability depend essentially on the systematic introduction of new products and technologies, maintaining the Company in the worldwide innovation frontier.

The notion that the sanitation network demands smaller innovation rates, in relation to other infrastructure segments, is overcome. Several factors impose a strong technical progress rhythm in this segment, demanding from Sabesp a great effort in research and development: the new competitive regime; the new possibilities of information technology and introduction of water and sewage treatment technology; and, mainly, the highest standards of environmental treatment and residues final disposal.

Concerned with the increase in operational efficiency, Sabesp has structured programs to improve energy efficiency and to fight water losses. The latest foresees the reduction of losses index from 30% to 24% by 2010, with continuous improvement of this index up to 2018. The other program aims at reducing expenses with the Company main input, optimizing processes and using sub-products from its production process. On one hand, the water potential makes possible the creation of small power plant centers (PCHs). On the other hand, the biogas originated in the digestion of the sludge from the Sewage Treatment Stations (E TEs) facilitates the creation of small thermal centers (PCTs).

The new sanitation regulatory environment provides tremendous challenges to Sabesp. In 2007 some important steps were taken to successfully address these challenges. Proceeding with the work program, strictly in conformity with the best practices in Corporate Governance and with the José Serra Government guidelines should allow Sabesp to confirm its renewal and sanitation leadership capacity.

Gesner Oliveira
Sabesp CEO

Sabesp – A Company of environmental solutions

     MISSION

The Company mission statement is – to universalize environmental sanitation public services in the State of São Paulo and provide quality services and products in the domestic and foreign markets, having as guiding principles: a) Commitment with environmental soundness in a competitive and self-sustained way; b) Balanced and efficient servicing both public service and business; c) Ethical operation and focus on the client, in a competitive environment; d) Social and environmental responsibility; e) Sanitation sector defense.

     THE COMPANY AND ITS OPERATING ENVIRONMENT

Sabesp – Companhia de Saneamento Básico do Estado de São Paulo (Basic Sanitation Company of the State of São Paulo) – is an open capital mixed economy company that has as controlling shareholder the State of São Paulo Government. It operates directly in basic and environmental sanitation service rendering in 366 state municipalities. It also provides treated water on a wholesale basis and makes available the sewage treatment for more than six municipalities in the São Paulo Metropolitan Region – RMSP – serving around 26 million people – which represents approximately 60% of the urban population of São Paulo State.

One of the 50 largest Brazilian companies, with gross revenue of R$6.4 billion and shareholder’s equity of R$9.8 billion – Sabesp has been structuring itself to increase its operation basis and develop its mission statement as an environmental solutions Company, guided by the Goals Plan and by the Sustainability Program.

     ALTERATION IN THE REGULATORY ENVIRONMENT

Regulations in the sanitation sector suffered important modifications in 2007. The major changes were the approval of the Federal Law 11,445/07, that established national directives for basic sanitation, and the approval of the Supplementary State Law 1.025/07 that created ARSESP (São Paulo State Sanitation and Energy Regulatory Agency).

The new regulatory environment seeks to consolidate the integration between the investments of the operator and the priorities of the services provider, making accountability more transparent, increase investment safety in the sector and provide economic rationality to the tariff structure.

     NEW BUSINESSES PERSPECTIVE

The changes in the regulatory environment also created the possibility of geographical expansion and development of new markets. Sabesp has already signed a technical cooperation agreement with the Sanitation Company of Alagoas State (Companhia de Saneamento de Alagoas - CASAL); prepared agreements with the Water and Sewage Company of Paraíba State (Companhia de Águas e Esgotos da Paraíba – CAGEPA) and with the Water and Sewage Company of Rio Grande do Norte State (Companhia de Água e Esgotos do Rio Grande no Norte – CAERN); and carried out studies for automation of some production systems of the Sanitation Company of Espírito Santo State (Companhia Espírito-Santense de Saneamento - CESAN). In the foreign market, Sabesp started prospecting businesses in Latin American countries.

     CONCESSIONS RENEWAL

In 2007, Sabesp signed contracts for rendering sanitation service programs with 106 municipalities. With these contracts, which will last 30 years, the Company assured the maintenance of its market, already adjusting the relationship with the municipalities as foreseen in the new Sanitation Law.

Besides the program agreements, the municipalities signed, with the São Paulo State Government, cooperation agreements that delegate the service regulation and inspection to ARSESP.

     AGREEMENTS AND COMMITMENT PARTNERSHIP

In November 2007, Sabesp signed a commitment partnership with São Paulo City Hall to guarantee the institutional stability for providing basic and environmental sanitation public services, investing in common interest projects; finding solutions for pending financial situations; and resume the payment of the current consumption. This market represents around 50% of Company business. In February 2008, the final conclusion date for the steps in progress was postponed for 90 days.

In December 2007, the Company signed the Second Amendment to the Agreement with São Paulo State Government, for settling existing debts between the parties and the payments for water bill, as well as the dividends due to the State. Such amendment introduced a new phase in the relationship between Sabesp and the São Paulo State Government, on a more modern and transparent corporate basis.

In March, 2008, a Commitment Agreement was signed with the State of São Paulo in order to settle pending financial issues related to the reimbursement of supplementary benefits from pension and retirement plans.

Sabesp has operated in a proactive way in order to settle payment of debts through parceling agreements with several municipalities and also to accomplish the restructuring of accounts, aiming at recovering credits.

     SABESP ENVIRONMENTAL SOLUTIONS

Sabesp Environmental Solutions program is a new business platform that has as main objectives to gain customer fidelity and expand the large industrial, commercial and residential customer base. The products and services are aimed at big customers who want to benefit from Sabesp knowledge and technology in the sustainability, environmental preservation and water resource management fields. The potential market is estimated to be of 10 thousand companies.

The four products available in the market during the first phase are:

Rational Use of Water Program (PURA) – implements technologies and concepts for the correct use of water, for fighting waste and, consequently, reducing costs.

Reuse Water – sub-product of the sewage treatment stations that substitutes the treated water in activities which do not require potable water, such as patio washing, equipment cooling and dilution of chemical waste, among others.

Collection of Non-Domestic Sewage Program (PREND) – developed for organizations that wish to reduce costs with sewage treatment and that for this reason wish to rely on Sabesp adequate infrastructure for collection.

Firm Demand Contracts – guarantee competitive tariff rates and supply to customers that commit themselves to only use water coming from public network, eliminating wells and water acquisition through tank trucks.

The second phase of Sabesp Environmental Solutions, which is forecast for 2008, plans to increase the offer and to incorporate new products such as remote and individualized measuring. Other services such as maintenance in private and public systems, installation of private treatment stations, and consulting can be later incorporated.

During 2007, Sabesp negotiated the reuse water supply with Polo Petroquímico de Capuava (Capuava Petrochemical Complex), whose protocol of intentions was signed in January 2008. The project called Aquapolo Ambiental is a clear example of the advancements of the offer of reuse water which constitutes one of Sabesp Environmental Solutions from its first stage. The volume supplied is equivalent to the consumption of a city such as Santos.

     COMPANY MANAGEMENT - PLANNING, GOALS AND INVESTMENTS

Sabesp Goal Plan 2007/2010 was prepared after broad discussions within the Company based on the Balance ScoreCard – BSC. The process culminated with the commitment of all employees during an event held on May 31st, 2007.

Aiming at the balance between service, operation and environmental indicators, the goals comprise the Company principal performance areas, the water supply system, and sewage collection and treatment, a permanent program of loss reduction and qualitative environmental goals.

Goals Program – 2007-2010

Corporate Goals - Water		2007	2008	2009	2010	Total
Water	No. of connections x 1000	148.8	166.9	164.3	172.0	652.0
	services	Universalized
Water Loss Reduction	Real. 2006	2007	2008	2009	2010
liters/connections x day	511	461	421	393	361
billing (%)	31.9	30	27	26	24
Water supply: 2007 - 2010
Increase in the water production capacity¹	+ 11.0 m³/s
Corporate Goals - Sewage		2007	2008	2009	2010	Total
Sewages	No. of connections x 1000	140.1	164.4	169.6	317.6	791.7
	services	from: 78% --> to: 84%
Sewage collection and treatment 2007 – 2010
? collection	+ 4.6 m³/s
? treatment	+ 9.3 m³/s
% treated of the sewage collected	from: 63% -->to: 82%

Note:	(1) Availability increase in the producing systems:
RMSP- Alto Tietê (PPP) = 5m³/s
Guarapiranga = 2m³/s and Rio Grande 0,5m³/s
Baixada Santista-Mambú/Branco = 1m³/s
Franca-Sapucaí = 1m³/s
remaining producing systems = 1,5m³/s

Investments Plan 2007- 2010

In order to support the Goals Program, Sabesp has prepared the following Investments Plan for the period 2007-2010:

Investments (R$ million)	2007	2008	2009	2010	Total
Water	336	563	622	755	2,276
Sewage	487	907	824	814	3,032
Others	137	104	145	176	562
Total Sabesp	960	1,574	1,591	1,745	5,870

     INVESTMENTS REALIZED

In 2007 Sabesp invested R$921.1 million. The chart below presents the historical series of investments.

Obs.:	1999 – does not include the assumption of Osasco City (R$231 million)
2003 – does not include the transfer of sanitation services of São Bernardo do Campo City (R$415 million)

The following table presents the realized investments in water and sewage in the RMSP (São Paulo Metropolitan Region) and Regional Systems in 2007.

Investment per Region – (R$ million)
Region	Water	Sewage	Total
RMSP	288.6	251.2	539.8
Sistemas Regionais	127.4	253.9	381.3
Total	416.0	505.1	921.1

The new water and sewage connections and the population serviced are presented as follows:

Water and sewage connections realized and population served
		RMSP	Regional Sistems	Total
Water	# new connections ¹	108.4	65.3	173.7
	population served ²	460	170	630
Sewage	# new connections ¹	86.5	65.0	151.5
	population served ²	340	195	535

(¹) In million units
(²) In million inhabitants

São Paulo Metropolitan Region - RMSP

The Metropolitan Executive Office services the RMSP and the Bragantina Region, totaling 38 municipalities. The water supply in this region is performed through an integrated system composed by eight production systems interconnected by the Metropolitan Region aqueduct system in addition to standalone systems. In 2007, R$288.6 million were spent in the improvement of the water supply system. The sewage collection and treatment service in this region is performed through a major system composed of five sewage treatment stations that service a collection infrastructure integrated by networks, trunk and intercepting sewers, besides 21 isolated systems. In 2007 there were invested R$251.2 million in several actions to improve the sanitation drainage system.

Regional Systems

The Regional Systems Executive Office services the Baixada Santista Metropolitan Region, composed of nine municipalities and remaining coastal and interior municipalities, totaling 328. The water supply in Baixada Santista is made through an integrated system that services seven municipalities. The remaining cities are serviced by standalone systems.

For the improvement of the water supply in the Regional Systems, R$127.4 million were used in 2007. In regard to sanitary sewage, the treatment is done through standalone systems, R$253.9 million has been invested.

Structuring Programs and Projects

The main objective of the Investments Plan is to eliminate sanitation gaps and service the State population who are in the most vulnerable social strata. To do so, it is essential that there is planning and scheduling of actions in order to maintain the focus and the pace of the accomplishments.

The main Programs and Structuring Projects are the following:

Alto Tietê Public Private Partnership

Seeking new water sources for the macro-metropolis, Sabesp launched the 1st PPP for the sanitation sector with the objective of expanding in 5 m³/s, the water production for supplying the São Paulo Metropolitan Region, which foresees, among other tasks, the increase in the Taiaçupeba ETA capacity from 10m³/s to 15m³/s and the construction of four reservoirs totaling 70 thousand m³, with investments estimated in R$300 million. On November 29, 2007, four consortiums handed in financial proposals and habilitation documents to Sabesp Special Bidding Commission.

Permanent Program of Loss Reduction

In the second semester of 2007 the structuring of a Corporate Program of Water Loss Reduction was started, with a ten-year span, aiming at obtaining a more consistent and faster reduction of losses, through the integration and expansion of the already existing ones in the Company Business Units and through assurance of the availability of resources.

Water Source Program

Aimed at the water source preservation for the São Paulo Metropolitan Region supply, with investments of US$281.8 million to be carried out with resources from the World Bank and participant matching funds. The conclusion of this program is foreseen for 2013. Sabesp participation in the Program is of US$125 million.

Tietê Project - Phases II and III

The purpose of this Program is to expand and optimize the sewage collection in the RMSP, raising the volume of sewage treated in the treatment stations, in order to:

  Increase the sewage collection to 84% of the urban population in the RMSP;

  Increase the treatment to 70% of the sewage collected in the RMSP;

  Expand the sewage treatment capacity by 5,5 m3/s;

  Transportation of 5m³/s of sewage to Sewage Treatment Stations;

  Reduction in the contaminant load in the Billings water springs;

  Reduction of 40 km in the contamination stain in the mid basin of the Tietê river;

Clean Wave Program

services 3 million people (steady and floating population) from the cities from Baixada Santista Metropolitan Region - Santos, São Vicente, Praia Grande, Guarujá, Itanhaém, Peruíbe, Mongaguá, Cubatão and Bertioga, increasing from 54% to 95% the service index for sewage collection and to 100% the treatment of collected sewage. Among the benefits expected from the Program, it is possible to highlight: improvement of sanitation conditions, clean-up of rivers and channels; recovery of the beaches for recreational use; increase in tourism; increase in revenues; and generation of jobs.

Nature Operation: Clean Stream Program

a partnership between the State Government, through Sabesp, and the São Paulo City Hall, which aims at cleaning and revitalizing the main Municipal streams in a two-year period, with investments of around R$200 million, by means of actions such as the improvement of the sanitary sewage system and the clean-up of the surrounding area of streams, with benefits to a population of 2.4 million inhabitants. From the 42 major streams selected in this first stage, 12 have already been cleaned.

TECHNOLOGICAL INNOVATION PROGRAMS

Information Technology

Performance in projects aimed at fulfilling the compliance demands, supporting the business and strengthening the information security were prioritized. Applications aimed at the business support and management developed during this period benefited the contract management, operational control, billing, field work, financial economic management; and physical-financial and accounting equity management. It is worth to poit out that the introduction of the digital certification in the Electronic Bidding, assuring reliability in the identity of participants.

Innovation Hearings

Which have as objective the creation of opening permanent space for stimulating innovation for the Company’s supply chain, so that different segments are able to present their products, services and solutions, aiming at providing higher productivity and quality technical and operational processes in sanitation, thus enabling cost reduction and rendering of better services.

In 2007, eight hearings were held on several themes, such as filtering membranes, telemetry in water meter reading, recycling of sludge from ETAS, and automation systems.

With an annual schedule already defined, it is expected that the innovation theme would stimulate competitors in the main markets in which Sabesp acquires its products and services, generating great interest of the companies in exposing their projects to the Company technicians. With this purpose, the Guidelines for Sabesp purchase bidding were created.

Communication

Sabesp Communication activities, throughout 2007, showed the importance of maintaining the basis of the work being performed: transparency, agility, relationship and responsibility.

In the press area, Sabesp monitoring registered around 24 thousand news issues, being 20% of them positive and only 5% negative – which clearly proves the media interest in the Company and, likewise, their interest in working side-by-side with Sabesp on the task of presenting to society, not only reliable information on the operating issues, but also news items and knowledge about the Company processes, products, services and technology.

The rather small number of negative news issues demonstrate that, despite the broadening of editorials on consumer rights, Sabesp has been able to respond to demand, not allowing operating occurrences, foreseeable in the Company market, to affect Sabesp image or its brand value.

In 2007, more than 600 booklets were produced, with wide use by the issuers. Sabesp site was reformulated, giving space to more news and greater dynamics. Through the summer project 2007-2008 the Company tried to promote consciousness and assure the regularity in water supply during the summer vacations. Sabesp was also present at more than 500 events and meetings, building up a strong commitment and dedication link, strengthening its message and Company mission statement.

SOCIAL RESPONSIBILITY

The incorporation of social responsibility practices at Sabesp is monitored based on the Social Responsibility Management System developed with the objective of unifying the data collection process in all the Company’s chain of activities.

Supplied by a network of 1,500 collaborators representing all Executive Officers, the system allows the management and registration of social projects according to Ibase criteria (Brazilian Institute of Social and Economic Analysis). In 2007, for instance, Sabesp, through its educational projects aimed at the external community, serviced around 130 thousand people in São Paulo State.

Through this system, it is also possible to carry out a diagnosis of the Company’s stage in Social Responsibility, guided by the Indicator Matrix of the Ethos Institute, according to the themes: 1- Values, Transparency and Governance; 2- Internal Public; 3- Environment; 4- Suppliers; 5- Consumers and Customers; 6- Community and 7- Government and Society.

Therefore, all indicators are evaluated in the Strategic Planning, culminating in goals and improvement actions.

The following indicators and goals defined through this process should be pointed out:

  To obtain ISO 14001 certification in 10% of the Water Treatment Stations – ETA and Sewage – ETE by 2010;

  To be recognized as a company of reference in excellence in the National Quality Award – PNQ by 2012;

  To be ranked, by 2010, among the best companies to work with;

  To expand the scope and range of the OHSAS certification, by 2010;

  To expand the range of ISO/IEC-17025 accreditation (Laboratory of Sanitation Control);

  To establish a quality model to the companies hired for enterprise work and services by 2009;

Operational Indicators

In 2007, the total volume of billed water, including wholesale, presented a 2.2% increase when compared to 2006. In regard to sewage services, there was a 4.3% increase in the billed volume, due to the enlargement of the sewage services, the higher volume of water billed and the new sewage treatment agreements, with the current water customers in the wholesale markets.. These new agreements, in addition to being another source of revenue for the Company, avoids the disposal of tons of sewage into the rivers of the São Paulo Metropolitan Region, with positive impacts to the environment.

Billed Water and Sewage Volume Per Customer Category - million m3

	Água			Esgoto			Água + Esgoto
	2006	2007	%	2006	2007	%	2006	2007	%

Residential	1,314.7	1,338.8	1.8	1,035.6	1,065.1	2.8	2,350.3	2,403.9	2.3
Commercial	148.0	151.2	2.2	135.3	138.4	2.3	283.3	289.6	2.2
Industrial	34.4	35.3	2.6	32.4	33.3	2.8	66.8	68.6	2.7
Public	46.7	47.4	1.5	37.4	37.8	1.1	84.1	85.2	1.3
Total retail	1,543.8	1,572.7	1.9	1,240.7	1,274.6	2.7	2,784.5	2,847.3	2.3
Wholesale	263.4	274.3	4.1	5.3	24.9	-	268.7	299.2	11.4
Total	1,807.2	1,847.0	2.2	1,246.0	1,299.5	4.3	3,053.2	3,146.5	3.1

Billed Water and Sewage Volume Per Region - million m3

	Water			Sewage			Water + Sewage
	2006	2007	%	2006	2007	%	2006	2007	%

Metropolitan	1,030.8	1,046.8	1.6	843.5	866.0	2.7	1,874.3	1,912.8	2.1
Regional (1)	513.0	525,9	2.5	397.2	408.6	2.9	910.2	934.5	2.7
Total retail	1,543.8	1,572.7	1.9	1,240.7	1,274.6	2.7	2,784.5	2,847.3	2.3
Wholesale	263.4	274.3	4.1	5.3	24.9	-	268.7	299.2	11.4
Total	1,807.2	1,847.0	2.2	1,246.0	1,299.5	4.3	3,053.2	3,146.5	3.1

Note (1) including coastal and interior regions.

The Company continues expanding its services and improving its operational indicators, which can be observed in the following table, through the increase of the number of water and sewage connections, population served, water losses and number of employees.

Information related to the volumes of water and sewage, number of employees, network extension (km), water and sewage connections, population served, operating productivity, water losses , savings achieved and investments in improvement programs were not audited.

Operacional Indicators		1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Water connections 1		4,111	4,324	4,601	4,946	5,242	5,535	5,717	5,898	6,044	6,358	6,489	6,609	6,767
Sewage connecitons1		2,870	3,019	3,277	3,559	3,763	3,976	4,128	4,304	4,462	4,747	4,878	5,002	5,167
Population Served[2]	Water	17.4	17.6	18.5	19.1	19.4	20.5	20.8	21.1	21.3	22.3	22.6	22.7	23.0
	Sewage	12.9	13.1	14.0	14.8	15.1	15.9	16.2	16.7	17.0	18.0	18.3	18.5	18.9
Volume billed [3]	Water - wholesale	315	357	368	388	393	318	322	339	346	251	259	263	274
	Water - Retail	1,323	1,348	1,409	1,429	1,396	1,413	1,376	1,431	1,419	1,441	1,500	1,544	1,573
	Sewage	975	993	1,036	1,066	1,058	1,070	1,054	1,105	1,110	1,141	1,198	1,246	1,300
Produced Volume [3]		2,434	2,527	2,521	2,593	2,665	2,679	2,650	2,778	2,820	2,770	2,830	2,887	2,874
Water loss (%)		32.1	31.6	29.8	29.9	30.6	31.4	31.4	31.7	33.0	34.0	32.4	31.9	29.5
# of employees [4]		18,861	18,467	19,129	19,340	18,324	18,048	18,159	18,505	18,546	17,735	17,448	16,978	16,850
Productivity [5]		370	398	412	440	491	527	542	551	566	626	651	684	708

Notes:
(1)In thousand units at the end of the period.
(2) In million inhabitants at the end of the period (not including wholesale water supply, which represents more than 3.2 million inhabitants).
(3) In million of m³.
(4)Number of employees on December 31 of each year.
(5)Number of water and sewage connections per employee.

EXCELLENCE IN QUALITY MANAGEMENT

EXCELLENCE PROGRAM

Sabesp intends to be recognized as a “World Excellence Standard Company in environment sanitation services”. In order to do so, the Excellence Program of Quality Management is aligned to Sabesp Future Vision and has, as its main objective, to integrate the internal quality processes and strengthen its impacts on global results.

The external audits performed in 2007 assured the maintenance of the integrated certification that is the basis for the ISO9001:2000 (quality) and OSHAS 18001:1999 norms which assess the frequency and severity rates of work accidents (occupational health and safety).

Still during the year 2007, the process for obtaining the ISO 14001 norm certification (environmental management) in 10% of the Company’s operating units by 2010 and the ISO/IEC 17025 accreditation for the sanitation control laboratories of the Metropolitan Office were started, integrated to the system implemented.

Another significant activity was the constitution of improvement groups per process, which ntegratei the pertinent areas to issues under the coordination of the functional area. These groups have as objectives, the homogenization of processes, through standardization and simplification of documents, indicators and management goals.

LABORATORIES ACCREDITATION

The laboratories accreditation was enlarged. These results were only due to the convergence of efforts and to the effective participation of all employees who contributed to quality standards compatible with Sabesp’s importance to society.

Sabesp, at Regional System Office level, obtained accreditation granted by INMETRO, as recommended by ISO 17025, of all its Sanitary Control Laboratories. Nowadays, Sabesp has eleven accredited laboratories (ten in the Regional Systems and a main laborat ory in the RMSP). With this accreditation, Sabesp sanitation control units start to comply with the requisites previously defined and, by means of INMETRO external auditing, demonstrate that they are competent to perform their activities with confidence and international recognition.

CORPORATE GOVERNANCE

Sabesp has integrated, as of December 1st, 2007, the Bovespa (São Paulo Stock Exchange) Corporate Sustainability Index (ISE), being the only company from the sanitation sector to be part of this index, which reflects the performance of the company’s actions representing its high level of commitment with sustainability and social responsibility.

It was also the first mixed capital company to join to the Bovespa “Novo Mercado’’, a segment reserved to companies with best corporate governance practices, in April, 2002. The Company procedures are aligned with the norms in force in both, the Brazilian and the North American markets. Practice applications have been constantly monitored and are reinforced by the Corporate Governance verticalization program, with training for the communication and strengthening of its basic principles.

Sabesp corporate governance structure is composed by:

Shareholders’ Meeting – Maximum decision venue, rules upon the destination of the net income, elects the members of the Board of Directors and Fiscal Council and, occasionally, according to the By-Laws, indicates the members of the Audit Committee, in addition to determining the board members’ remuneration.

Board of Directors – Established since Sabesp foundation and, since it is a mixed capital company, the Board of Directors is currently composed of ten members with unified one-year mandates. Among them, three are independent, according to the ‘’Novo Mercado’’ rules, being one elected by the minority shareholders.

Audit Committee – The Board of Directors is assisted by an Audit Committee composed by three independent board members which one is a finance expert and coordinator of the committee.

Code of Ethics and Conduct – The Code of Ethics and Conduct was approved by the Executive Officers and the Board of Directors in the beginning of 2006. Afterwards, there was a broad communication to all employees, suppliers and remaining stakeholders. The document is composed of organizational values and ethic principles that guide the Company behavior and contribute to solve any possible conflicts of interest.

Ethical Committee – An instance of advisory, normative and educational nature, that was composed with the formalization of the Code of Ethics and has executive representatives of issues related to the code. In 2007 meetings were held, focused on the assessment of the claims with greater incidence and in the proposals for changes in processes.

Hot Line – Sabesp maintains a Hot Line via phone, e-mail or PO box to handle internal denunciation of presumed illicit acts or breach of its code of ethics and conduct. In 2007, 181 claims were received and investigated or have on-going investigations. The Executive Officer and the Audit Committee follow up all denunciations and the recommended corrective actions made by internal audit.

Relationship with Independent Auditors – The Company follows the principles that preserve the independence of external auditors in non-auditing of their own work, not carrying out management roles and not auditing its own client. Deloitte Touche Tohmatsu Auditores Independentes performed as our independent auditor for the fiscal year ending on December 31, 2007 and 2006. Deloitte Touche Tohmatsu Auditores Independentes did not carryout, for Sabesp, any services unrelated to external auditing.

Risk Management and Internal Controls – In 2007, in order to address the North American Sarbanes-Oxley (SOx) legislation, there were improvements made to the control of financial risks, with emphasis on the continuous monitoring actions of the controls developed, aiming at their rationalization and automation. Additionally, corrective measures were adopted as required in order to address the two material weaknesses related to the 2006 fiscal year.

The methodology adopted considered the principles of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and of the Control Objectives for Information and Related Technology (COBIT). A project is under way to manage risks, at corporate level, through the identification and assessment of strategic risks and of Sabesp’s main processes. It is also worth highlighting the extension of the strategic risk assessment to Fundação de Seguridade Social – Sabesprev, which should be completed in 2008.

ARBITRATION CLAUSE

As provided in the New Market Regulation (Regulamento do Novo Mercado), the Company is bonded by an Arbitration Clause, through which Bovespa and the Company and its shareholders and members of the Fiscal Council agree to settle, through arbitration, any and all disputes or claims amongst them, related or otherwise arising out of the application, validity, efficiency, understanding, breach and its effects, of the provisions contained in the Brazilian Corporate Law (Lei das Sociedades por Ações), in the Company By-Laws, in the norms set forth by the National Monetary Council (Conselho Monetário Nacional), Central Bank of Brazil and the Securities Exchange Commission (Comissão de Valores Mobiliários) , as well as all applicable norms for the operation of the securities market in general, in addition to those provided in the Regulation Listing of the New Market (Regulamento de Listagem do Novo Mercado), of the Arbitration Regulation (Regulamento de Arbitragem) and the New Market Participation Agreement (Contrato de Participação do Novo Mercado). As per the Sabesp Articles of Incorporation, the bonding to the Arbitration Clause is limited to the applicable of its inalienable rights.

Social responsibility in its relationships

Sabesp maintains the policy of an open channel with several segments of society, making the necessary information available, in order to clarify and communicate its actions, aiming at the legitimate interest of the stakeholders and of public health.

Today, the Company is guided by the purpose of inserting socially responsible practices in its daily operations and also of incorporating to its organizational culture the concept of sustainability, aiming at integrating the necessities and aspirations of all its stakeholders – shareholders, employees, family members, customers, suppliers, communities, governments and general society.

In order to direct the sustainability to all its activities and to integrate it to its value chain, Sabesp relies on a Social Responsibility Program that, supported by its Code of Ethics and Conduct, defines the institutional guidelines, contemplating the Company diversity, strengthening confidence and assuring the transparency of the actions.

RELATIONSHIP WITH CUSTOMERS

Today, Sabesp serves, directly and indirectly, more than 26 million people in the State of São Paulo with treated water, through approximately 6.5 million connections. And almost 19 million people with sewage collection. It also has individual contracts with certain municipalities for wholesale water supply.

Sabesp maintains the social responsibility commitment, providing products and services within the parameters of social justice, with respect to consumers’ rights and a permanent concern of informing and educating people for conscious water consumption. In order to do so, the Company has open communication channels such as:

Ombudsman – a qualified second instance communication channel where customers can express their dissatisfaction and difficulties regarding the Company and where they receive full attention, assessment and servicing.

Virtual Agency – by internet, customers can request emergency services, maintenance services, obtain 2nd copy of bills, consult their last 12 month consumption, be informed about the date in which the property water consumption will be read, besides obtaining information on tariffs and services. In 2007, Sabesp started a project of reformulating the Virtual Service Agency in order to provide its services by means of customers’ life situation and events.

Commercial Agencies – There are 342 service agencies distributed throughout the State, through which, the customers may request, personally or through telephone contact, any kind of service, clarify doubts and complain or file claims. Besides agencies installed in Poupa Tempo Sé, Santo Amaro, Itaquera, São Bernardo do Campo and São José dos Campos.

RELATIONSHIP WITH EMPLOYEES

Management and employees, regardless of their hierarchical position, perform their duties based on ethical behavior, without discrimination of origin, race, gender, color, age or any other kind of discrimination. This is a commitment expressed in the Sabesp Code of Ethics and Conduct, and is reflected in the transparent policies of personnel management and in hiring, development, performance evaluation, and remuneration processes.

RELATIONSHIP WITH SUPPLIERS

The recently created regulatory framework of the basic sanitation sector (Law 11.445/07) inserts the Company in an environment in which commercial practices must take into consideration the rules of the competitive defense legislation, specifically in Law 8.884/94. In this same line, in the year 2007, Sabesp gave maximum publicity to the market concerning its purchasing planning, stimulating competitors. With this, Sabesp intends to invest in a cost effective and efficient manner, acting in a foreseeable and stable way.

The company created its “Public Purchasing Competition Guidelines” (“Diretrizes Concorrenciais nas Compras Públicas”) in which it establishes general guidelines for increasing the range of suppliers and promoting competition. Furthermore, it seeks the supplier’s qualification in biddings process and the fortuitous creation of barriers to avoid the entry of new competitors.

Another Sabesp initiative was signing the technical cooperation agreement with the competitors rights organizations – Economic Monitoring Secretariat (Secretaria de Acompanhamento Econômico (SEAE)) and Economic Rights Secretariat (Secretaria de Direito Econômico (SDE)) –, which foresees information sharing, technical aid and preparation of analysis and studies in competition and economic regulation areas related to the basic sanitation sector.

Sabesp Online Auction, national reference on biddings process, is constantly improved, in order to stimulate competitors and bring more safety to this procedure. Among the innovations there are the standard messages catalog, the grouping of items in strategic batches, the 5-minute postponement in the bidding phase, external monitoring of the site and digital certification.

RELATIONSHIP WITH INVESTORS

Sabesp is listed in Bovespa “Novo Mercado” (São Paulo Stock Exchange) and in NYSE (New York Stock Exchange). The Relationship with Investors Department has a dedicated team of executives composed of the Chief Financial Officer and Investor Relations Officer, Head of Investor Relations, Manager and Analysts

Sabesp has several communication channels with the market. Besides the regular relationship channels, such as site visits, and meetings with capital market analysts and investors, participation in events, seminars and conferences, the Company has IR website dedicated to investors and shareholders, with the relevant information from the Company.

The corporate governance best practices and the constant interest in the Company have encouraged the coverage of sell side analysts. At the end of 2007, Sabesp had eleven well-known national and foreign institutions that were covering Sabesp papers. At Bovespa, the amount of shares traded reached 4.7 billion and a daily average volume of R$15.3 million. At NYSE 81.2 million ADRs were traded, equivalent to, approximately, 162.4 million shares and a daily average volume of US$13.6 million.

These initiatives have brought a differential in visibility, transparency and liquidity with positive effects in the perception of the Company’s credit risk, thus contributing to the institutional image and sustainability.

RELATIONSHIP WITH THE SOCIETY

Sabesp does not measure efforts to get closer and maintain dialogs with all sectors of society, such as surrounding communities, non-governmental organizations, and Government, because it believes that partnerships are instrumental for the sustainable development and improvement in quality of life. Therefore, the Company has built alliances with representative instances of the civil society.

The Company believes that guidelines and projects of such a nature promote social responsibility, demanding daily effort and coherence between speech and practice, attitude, action and commitment in relation to society, mainly in relation to future generations.

It is worth stressing the meetings with community leaders and the community participation programs. Both initiatives have as objectives, the closer relationship between Sabesp and the community, dweller associations, leaders, city halls, councils and civil society representatives. In the meetings and regular visits program, the Company aims at identifying demands, prioritizing and intermediating solutions. Sabesp relies on approximately 50 employees, acting as community agents, who have performed 21 meetings with the community in 2007, involving a population of over 2.4 thousand people. The Community Participation Program serviced a population greater than 41 thousand people in meetings and community visits.

     ECONOMIC-FINANCING PERFORMANCE INDICATORS

Operating Revenue

The gross operating revenue totaled R$6.4 billion, 7.8% higher than in the previous year, due to the 4.12% tariff readjustment and to the 3.1% increase in the volume of billed water and sewage. The net operating revenue reached R$6.0 billion, an 8.0% increase compared to the same period in the previous year.

Operating Result

EBITDA (Earnings Before Interests, Taxes, Depreciation and Amortization) moved from R$2.4 billion in 2006 to R$2.7 billion in 2007, a 10.3% increase. EBIT (Earning Before Interests and Taxes) increased by 15.1% to R$2.1 billion in 2007 from R$ 1.8 billion in 2006.

EBITDA of R$2,698.9 million (R$2,446.2 million in 2006) is formed by the operating profit of R$1,515.4 million (R$1,240.7 million in 2006), added to the values of depreciation and amortization expenses of R$622.5 million (R$642.2 million in 2006) and financial and exchange variation expenses, net of R$561.0 million (R$563.3 million in 2006).

Net Income

The net income reached R$1.05 billion in 2007, a 34.6% increase over the previous year.

Indebtedness Evolution

In 2007, the Company amortized R$734.8 million in its debt and contracted new debt in the amount of R$222.5 million. The net balance was a R$512.3 million drop in total indebtedness. As a consequence, the total debt to EBITDA ratio recorded an expressive improvement, from 2.6x in 2006 to 2.1x in 2007. Foreign exchange variation dropped from 23.3% to 21.9% . The net debt/EBITDA improved from 2.45x to 1.93x. The net debt to shareholders’ equity moved from 66.5% to 53.4% .

In order to make effective the Multi-Annual Investment Plan, Sabesp is negotiating and has already contracted for its programs, the following loans and financings:

Environmental recovery program of the baixada santista metropolitan region

  Japan Bank for International Cooperation (JBIC)

Financing agreement, which was guaranteed by the federal government, in the amount of 21.320 million japanese Yens, equivalent to approximately R$338 million, dedicated to the environmental recovery program of the Baixada Santista metropolitan region, known as “Onda limpa”, an investment of approximately R$1.2 billion. Up to this moment, approximately, 10% of the total amount has been disbursed.

  Banco National de Desenvolvimento Econômico e Social - (BNDES) – the brazilian social and economic development bank

Financing agreement totaling R$130 million for "Onda limpa" program matching funds. This amount represents 10.8% of the current amount of the total investment.

Environmental sanitation program of the upper Tietê water resources

  International Bank for Reconstruction and Development – IBRD

Financing of US$129 million out of the US$281.8 million of the total budget for the Water Source Program (Programa Mananciais), whose general coordination will be made by the Sanitation and Energy Secretariat of the State of Sao Paulo (Secretaria de Saneamento e Energia do Estado de Sao Paulo). The largest amount of the resources financed, US$100 million, will be directed to Sabesp, whose matching funds will reach US$25 million, therefore totaling US$125 million from the total amount. Sabesp received from IBRD, in October, the drafts of the contract pre-negotiations and is waiting for approval of Project Law 1,145/07 which will authorize the State to be accountable before the Federal Government for this financing.

Integrated Program for Environmental Improvement in the Billings reservoir Springs Area in São Bernardo do Campo

  Japan Bank for International Cooperation (JBIC)

Sabesp has been negotiating a financing for a sanitation program in the city of São Bernardo do Campo for the environmental improvement of the Billings spring. The total investment of the Pro-Billings Program (Programa Pró-Billings) amounts to US$98.9 million. Sabesp’s participation corresponds to 73.4% of the general budget, being US$55.9 million from financing before the JBIC (56.5%) and US$16.7 million as matching funds (16.9%) .

The letter of understanding was approved by the External Financings Committee - COFIEX in September 2007 and the contract signing is forecast for 2008, during the celebration of the 100-year anniversary of the Japanese Immigration in Brazil.

Tietê Project – Phase II

Inter-American Development Bank (IDB)

Financing for Phase II of the Tietê River Clean-up Program in the São Paulo Metropolitan Region, is now in the final phase of disbursement. Until December 2007 US$197 million were disbursed from the total of US$200 million contracted.

Banco Nacional de Desenvolvimento Econômico e Social (BNDES) – The Brazilian Development Bank

BNDES finances part of Sabesp matching funds from Phase II, by means of a contract in the amount of R$240 million. Until December 2007 around 90% of the financed amount was disbursed.

Tietê Project – Phase III

Inter-American Development Bank (IDB)

In order to proceed with the Tietê River Clean-up Program in the São Paulo Metropolitan Region, Sabesp has made a financing request to IDB, in the amount of up to US$600 million, for a total investment program of US$800 million.

In the first half of 2008 obtaining of an authorization from COFIEX is foreseen from the Ministry of Planning, for the negotiation with IDB.

Sanitation for All Program (PAC 2007)

In 2007 a total of 21 projects in several cities in the State of SãoPaulo were selected by the Ministry of Cities. Out of these, 20 agreements were signed with Caixa Econômica Federal (CEF) in a total financed amount of R$484 million, and a contract in the amount of R$130 million was signed with BNDES. A total of R$614 million in financing was contracted for investments of around R$715 million.

Sanitation for All Program (PAC 2008)

In August 2007 the Ministry of Cities selected 81 projects from Sabesp for cities located in three metropolitan regions of São Paulo State, with a total investment of R$960 million and a financed amount of R$800 million. In March, 2008, the Ministry of Cities authorized contracting all developments currently in progress. Financing agents for these projects will be Caixa Econômica Federal, with 71 projects and R$625 million of funding and BNDES with 10 projects and R$175 million of funding.

A second selection was carried out by the Ministry of Cities in October 2007. In this process the Company registered 116 proposals, equivalent to a total financed amount of R$245 million, out of which 22 were selected, corresponding to the total investment of R$137 million and financed amount of R$126 million. The final authorization and contracting of these financial operations should occur during the year 2008.

Loans

In 2007, Sabesp did not reach national or international capital markets. During this period the Company amortized R$333.7 million in debts that had been contracted from the local capital market.

Also in 2007, Sabesp began structuring a financing with IDB a loan under the “A/B Loan” structure, in the amount of up to US$250 million. The resources from this loan are dedicated to the Company investment program, more specifically for the conclusion of supplementary works of the Tietê Project – Phase II and for anticipating the beginning of Phase III of the same project, as well as for debt refinancing due during the year 2008. These new resources are forecast for the beginning of the first semester of 2008.

Refinancing of Resources

PRODES – National Program of Water Basins Clean-up of the Water National Agency – ANA

Sabesp has its ETE Taubaté/Tremembé enterprise, under construction, approved in the selective process of the Water Basins Clean-up - PRODES/2007.

In October 2007 a contract was signed to provide financing stimulus for treated sewage. The amount of resources that will be given is R$16 million, being R$13 million from the Federal Government General Budget (Orçamento Geral da União – OGU) and R$2.8 million from CEIVAP – Committee for Integration of the Paraíba do Sul River Water Basin.

Capital Markets

In 2007, Sabesp shares traded at Bovespa reached a par value of 12%, ending the year at R$41.13. The shares were present at 100% of the trading days, with daily average volume of R$15.3 million, a 37% increase over 2006. The average daily trading volume was 49% higher than the previous year.

Sabesp ADRs traded at NYSE ended the year at US$47.00, a par value of 39%. 81 million of ADRs were negotiated, with a movement of more than US$3.4 billions in 2007. The average trading volume was US$13.6 million, a 74% increase over 2006.

In June 2007 Sabesp approved a reverse stock split of 125 common shares into one common share which up to that time were traded at Bovespa in blocks of one thousand shares. This reverse stock split also impacted in the shares traded in the American market, since each American Depositary Receipts – ADR, traded at the New York Stock Exchange – NYSE, up to that moment at the ratio 1 ADR for 250 shares, began to be traded in the ratio 1 ADR per 2 shares. The reverse stock split was better from a market standpoint, since it is easier to compare their business with other papers and other trading forms.

After five years of Bovespa “Novo Mercado” listing segment and in NYSE and after the 2nd offering in 2004, the Company presentes the following evolution:

	2002	2007
Bovespa - SBSP3
Share value (R$)	18.68	41.13
Average daily trading volume (R$ million)*	4.4	15.3
Average daily trading volume*	223	588
Bovespa Free Float (%)	26.5	27.2
NYSE – SBS
ADRs values (US $)	11.15	47.00
Average daily trading volume (US$ million)*	0.6	13.6
ADRs outstanding (million)	4.3	25.8
NYSE Free Float (%)	1.95	22.6

* The fiscal year 2002 considers the period from April to December for the shares traded at Bovespa and from May to December for the ADRs

Throughout 2007, shareholders received dividends relative to 2006 in the amount of R$9.51 per 1,000 shares. For 2007, the Board of Directors proposed the distribution of dividends in the amount of R$300.7 million, which corresponds to 28.7% of the net income, equivalent to approximately R$1.32 per share.

Sabesp has corporate credit rating BB- in the Standard & Poors (S&P) risk classification of global scale, and A+(bra) in S&P national scale and in Fitch Ratings. For the issuance of Eurobonds with maturity in 2016, the corporate rating attributed by Fitch was BB. In Fitch vision the rating perspective is stable. In S&P view, the rating perspective is positive, due to the strengthening of the indicators and of Sabesp’s financial profile.

COST REDUCTION

Created in 2007, the executive group for management improvement and reduction of cost and expenses has two lines of performance:

Cost and expenses Management – Development of tools for information and support of managerial decision, highlighting two actions:

The budget of expenses is now designed for five years. This allows a more precise planning for the several Executive Officer and also a cost reduction goal definition in medium term, among other gains; Development and availability of information system for cost management, together with professional training in order to provide regional managers with a detailed analysis of the costs incurred in the Company’s several areas and departments.

Costs Reduction and expenses - After mapping the accounts, specific projects were created. The main lines of performance were:

  Costs reduction with personnel: a people management plan that includes Early Retirement Plan, public entrance exam, and career management plan was structured. The continuity of these plans will take place during the year 2008.

  Costs reduction with electric power: actions aimed at reduction electric power expenses were started;

  Costs reduction with car fleet: a bidding process for 50% replacement of the Company’s cars for a rented fleet was approved;

  Other short term actions: some smaller accounts have also been evaluated to identify the possibility of reduction in indirect costs. Continuity to the telephone director plan, in special, was given for the implantation of a VoiP system, which brings reductions in expenses with long distance telephone calls.

In 2008, the program for cost reduction will continue to be part of the Company strategic objective inserted in the BSC.

Reduction of Costs with Electric Power

In 2007, actions aimed at the reduction of electric power expenses, optimization of the contracts with the electric power concessionaries in several operational and administrative installations were initiated, with estimated savings of R$8 million/year; study for migrating other consumer units to the Free Market; and study for the use of existing electric power generation potential in Sabesp installations (hydroelectric and biomass).

Since the migration of 11 large installations to the Free Market, in 2004, Sabesp has obtained the following savings:

Year	2004	2005	2006	2007	Aggregate
Saving (R$ million)	9.4	24.9	31.6	40.0	105.9

Tariffs

As of September 10, 2007, tariffs related to water supply and sewage services were readjusted in a non linear way, in 4.12%, except tariffs related to consumption higher than 20 m³/month in the non residential category and which were readjusted according to the IPCA index, accumulated from August 2006 to July 2007. The index was 3.74% .

Besides reinstating the annual inflation and maintaining Sabesp’s capacity of handling the costs and expenses arising from the rendering of basic sanitation service, the objective of the differentiated readjustment was to balance the participation among the several consumption ranges.

Responsibility with collaborators

The Company has 16,850 employees, of which 81.5% are men and 18.5% women, with an average tenure of 16 years with Sabesp, there is a concentration of 66.9% above the age range of 40. It must be emphasized that 44% of the employees have High School education level and 32.2% have University education level. Conc erning ethnic distribution, there are 85% white, 13.5% Black/mullatos, 1.3% yellow/Indians and 0.2% not declared.

Sabesp, due to the fact that it is a mixed economy company, is obliged to carry out public selections to hire its employees and guarantees 5% of the positions offered to people with impaired capabilities, in accordance with decree 3,298 from 1999. The Company is recognized for the job opportunities created for the physically impaired and therefore was granted, in 2005, the seal Empresa Solidária, by Avape. In 2007, Sabesp had 54 disabled employees working in the Call Center in the RMSP and in the Poupa Tempo agencies at Sé, Itaquera, Santo Amaro and São Bernardo do Campo.

For employees with children or dependents who are physically and/or mentally impaired, Sabesp offers special daycare center which reimburses expenses with rehabilitation institutions and special schools.

Organizational Climate

Collaborators’ satisfaction and commitment with the Company are an essential reference for Sabesp. Therefore, they are annually monitored by an Organizational Climate Survey which is voluntarily and confidentially answered, carried out and consolidated by an external consulting company. In the 2007 cycle, the return index was 71% and the favorability indicator was 65 points, a result that presents gradual and significant increase of this indicator which was 59 in 2005.

The results suggest that the Company advances in challenging goals, taking into consideration the expectations of employees. The results generate action plans and contribute to the good internal organizational climate, key-element to strengthen the company results and business strategies.

The goal for 2010 is to be ranked as one of the best companies to work for, with a favorability index of 71%.

People Management by competence

The model of management by competence adopted by the Company relies on the effective participation of all employees. The model stimulates performance, competence, investment in continuous qualification and professional development, and facilitates diversity, life quality of the employees as well as of the volunteer work. The participation becomes effective through the Human Resources Strategic Committee composed of representatives of all Executive Office and works as a forum for sharing decisions and as a communication channel between the Company and the employee.

The model integrates Screening, Development, Performance Evaluation and Remuneration processes in order to foster continuous training and exchange of experiences in the workplace, thus contributing to a better corporate performance. For screening and hiring, Sabesp complies with the specific legislation carrying out Public Entrance Exam, looking for competent, qualified, and committed professionals for the strategic objectives development and fulfillment.

In 2007, Sabesp performed two examinations for qualified trainees in order to fill in 702 vacant positions. There was a total of 9,207 candidates.

Qualification and development

Sabesp Corporate University is responsible for the institutional teaching-learning process, directed to employees, families, suppliers, service providers, communities and population in general. This approach allows for the alignment between the corporate objectives and the people development and progress. For disseminating knowledge in an flexible way, and to the largest possible number of people, the company adopts classroom and distance learning, with an investment of R$6.5 million, guaranteeing 102 thousand participations in training activities, which corresponds to 48 training hours.

Occupational health and safety

Occupational health and safety management has, as an objective, to guarantee safer working conditions, promote valuation of work processes and added value to the organization through its employees and contractors. This aspect was validated with the maintenance of the integrated certification, which took place in 2007, and that has, as a baseline, the ISO 9001:2000 (quality) and OSHAS 18001:1999 (Occupational health and safety) norms.

For reducing the number of occupational accidents and strengthening the culture of prevention, in 2007 Occupational Health and Safety Technical Group was constituted to become a representative technical forum to address issues related to the Occupational Health and Safety System and review Safety Procedures. Additionally, the courses and lectures which focused on prevention of occupational accidents were intensified.

Sabesprev Pension Plan

Sabesp Foundation of Social Security (Fundação Sabesp de Seguridade Social - Sabesprev) is a nonprofitable, closed entity supplementary pension plan, which has, as its basic purpose, the administration of Benefit Plans of a private pension and a service assistance nature. Sabesp contributed to Sabesprev, in 2007, with R$15.9 million in private pension, therefore assuring its employees of the possibility of enjoying pension plan benefits supplementary to the Official Social Security.

Social investment and institutional support for projects

Aiming at establishing criteria for volunteer allocation of financial resources and/or in cash, directed to the public interest, the “Orientador de Apoio Institucional e Financeiro”. Social action was created in 2007, including those based on tax incentive laws, must necessarily add value to Sabesp’s brand name, emphasizing environmental preservation, maintenance and sustainability.

Investment in Cultural Projects

Sabesp has invested R$10 million in tax incentives in projects, based on Rouanet Law (Federal Law 8. 313/91 of Dec. 23,1991) and Audiovisual Law (Federal Law 8.685 of July 20, 1993, with wording altered by Law 11.437 of 2006). Among the various projects we shall mention: XXXVII Festival de Inverno de Campos do Jordão, Projeto Bem Te Vi, Estação Pinacoteca, Digitalização e Catalogação da Documentação Sonora Museu Imagem Som, Quatrocentos Contra Um, A Casa de Alice, O Poeta da Vila, Onde andará Dulce Veiga.

We must also emphasize the continuity of the recovery of the historical, architectural, and documental sanitation asset, with visits the Sanitation Regional Museum "Palácio Saturnino de Brito" with the objective of preserving the Baixada Santista sanitation history.

Social Programs

In 2007 Sabesp assisted approximately 1.1 thousand people in the State of São Paulo through its social projects directed to the external community, in the areas of education, health, hunger prevention, sports and culture.

Voluntary Action Programs

In accordance with the São Paulo Volunteer Work Center “the new attitude of the companies towards business management, committed with ethics and sustainable development, has positive impacts on all publics. Corporate social responsibility is a competitive differential, bringing employees and customer fidelity and improving quality of life for the communities”.

In its commitment with the development of society, Sabesp has invested in a variety of projects, counting primarily on the potential of its employees that embrace ideas and gather efforts to benefit social and environmental causes, thus creating the necessary changes for a harmonious life in a sustainable world.

Nowadays, Sabesp has a large network of volunteers, involved in a diverse range of social projects, spread in all units, throughout the State of São Paulo.

Sabesp open to the community

Sabesp seeks to communicate with the community and facilitate the access to its sites. In order to do so, it has permanent relationship programs, such as the show room project with more than 300 monitored visits, attending approximately 13 thousand people. In 2007, additional 403 site visits were provided to: Guaraú, Estação Elevatória de Santa Inês (Pumping Station) and Reservatório Paiva Castro (Reservoir). Almost 14 thousand people were attended. Furthermore, 775 employees’ children participated in the “A day at Sabesp” (“Um dia na Sabesp”) program carried out through 18 monitored events.

Annual Social Statement / 2007
CIA DE SANEAMENTO BÁSICO DO ESTADO DE SP

1. Calculation basis	Amount 2007 (Reais 000)			Amount 2006 (Reais 000)
Net Income (NI)	5,970,842			5,527,333
Operating income (OI)	1,515,447			1,240,712
Gross Payroll (GP)	1,171,991			1,176,252
2. Internal Social Indicators	Amount	% over GP	% over NI	Amount	% over GP	% over NI
Meals	88,622	7.56%	1.48%	82,195	6.99%	1.49%
Compulsory social burdens	108,271	9.24%	1.81%	116,770	9.93%	2.11%
Private pension	58,788	5.02%	0.98%	60,070	5.11%	1.09%
Health	85,185	7.27%	1.43%	79,725	6.78%	1.44%
Occupational health and safety	7,343	0.63%	0.12%	5,704	0.48%	0.10%
Education	849	0.07%	0.01%	746	0.06%	0.01%
Culture	705	0.06%	0.01%	732	0.06%	0.01%
Training and professional development	5,365	0.46%	0.09%	6,194	0.53%	0.11%
Daycare or daycare allowance	1,491	0.13%	0.02%	1,550	0.13%	0.03%
Profit sharing	47,734	4.07%	0.80%	75,975	6.46%	1.37%
Others	3,125	0.27%	0.05%	3,335	0.28%	0.06%
Total Internal Social Indicators	407,478	34.77%	6.82%	432,996	36.81%	7.83%
3. External Social Indicators	Amount	% over OI	% over NI	Amount	% over OI	% over NI
Education	1,574	0.10%	0.03%	2,000	0.16%	0.04%
Culture	16,376	1.08%	0.27%	15,116	1.22%	0.27%
Health and sanitation	1,249	0.08%	0.02%	287	0.02%	0.01%
Sports	958	0.06%	0.02%	753	0.06%	0.01%
Hunger prevention and food safety	0	0.00%	0.00%	0	0.00%	0.00%
Others	6,952	0.46%	0.12%	5,776	0.47%	0.10%
Total contributions to society	27,109	1.79%	0.45%	23,932	1.93%	0.43%
Taxes (excluding social burdens)	1,136,948	75.02%	19.04%	1,035,912	83.49%	18.74%
Total External Social Indicators	1,164,057	76.81%	19.50%	1,059,844	85.42%	19.17%
4. Environmental Indicators	Amount	% over OI	% over NI	Amount	% over OI	% over NI
Investments pertaining to production / company operations	136	0.01%	0.00%	80	0.01%	0.00%
Investment in external programs and/or projects	48,077	3.17%	0.81%	1,461	0.12%	0.03%
Total Investments in the environment	48,213	3.18%	0.81%	1,541	0.12%	0.03%
Concerning “annual goals” to minimize waste, the general consumption in production/operations and increase efficiency in the use of natural resources, the Company:	( ) has no goals ( ) complies from 0 to 50% ( ) complies from 51 to 75% (x) complies from 76 to 100%			( ) has no goals ( ) complies from 0 to 50% ( ) complies from 51 to 75% (x) complies from 76 to 100%
5. Staff Indicators		2007			2006
No. of employees at the end of the year	16,850			16,978
No. od admissions during the period	47			150
No. of contractor employees	0			0
No. of trainees	337			350
No. of employees above 45 years of age	8,986			8,482
No. of women working in the company	3,117			3,143
% of management positions occupied by women	19.03%			17.07%
No. of black employees in the company	2,277			2,164
% of black employees in management positions	4.50%			3.56%
No. of employees with impaired capabilities or with special needs	52			34
6. Relevant information concerning the practice of corporate citizenship	2007			2008 Goals
Ratio between highest and lowest wages in the company	29.66			nd
Total number of work related accidents	351			276
Social and Environmental programs were developed by:	( ) directors	(x) directors and managers	( ) all employees	( ) directors	(x) directors and managers	( ) all employees
The safety and health standards in the workplace were defined by:	(x) directors and managers	( ) all employees	( ) all employees + CIPA	(x) directors and managers	( ) all employees	( ) all employees + CIPA
Concerning freedom of union representation, collective agreement negotiation and internal representation of employees, the company:	( ) is not involved	(x) abides by WLO norms	( ) Fosters and abides by WLO norms	( ) will not be involved	(x) will abide by WLO norms	( ) will foster and abides by WLO norms
Private pension encompasses:	( ) directors	( ) directors and managers	(x) all employees	( ) directors	( ) directors and managers	(x) all employees
Profit sharing encompasses:	( ) directors	( ) directors and managers	(x ) all employees	( ) directors	( ) directors and managers	(x) all employees
In choosing suppliers, the same standards of ethics and social and environmental responsibility adopted by the company:	( ) are not considered	( ) are suggested	(x) are required	( ) will not be considered	( ) will be suggested	(x) Will be required
Concerning employee participation in volunteer work, the company:	( ) is not involved	( ) supports	(x) organizes and motivates	( ) will not be involved	( ) will support	(x) will organize and will motivate
The total number of complaints and criticism from consumers received at the specific area of the company ( ouvidoria ) :	at the company 21,145	at Procon 2,662	At court (expressinho ) 671	at the company n/a	at Procon n/a	At court (expressinho ) n/a
% of complaints and criticism addressed or solved:	at the company 97.1%	at Procon 95.71%	At court (expressinho) 57.42%	at the company n/a	at Procon n/a	At court (expressinho) n/a
Total Added Value for distribution (in R$ 000)	In 2007: 3,986,473			In 2006: 3,649,357
Distibution of Added Value (DAV)	28.6% government 27.6% employees 7.5% shareholders 17.5% contractors 18.8% withheld			28.4% government 31.4% employees 7.4% shareholders 18.9% contractors 13.9% withheld
7. Other Information
"This company does not use child or slave labor, has no involvement with prostitution or sexual exploitation of children or adolescents and is not involved with corruption”
“Our company values and respects internal and external diversity.”

Environmental Management

Sabesp Environment Policy, issued in 1998, was revised in 2007 in order to establish new guidelines for environmental management and positions Sabesp as an Environmental Solution Company, whose natural vocation, due to its line of products and services, that offers to the market.

The preparation of the new Policy relied on direct participation of society. Two public hearings were carried out and the draft remained available on the internet for comments. Consonant with the most modern concepts, the policy has as guideline a corporate performance, taking the environment into consideration in a systemic way, conducting it to an integrated planning and sustainability of the process in economic, environmental and social dimensions and of the rational use of natural resources.

Environmental Objectives and Goals

Sabesp began 2007 adopting a new administration model that considers environmental management as one of its strategic objectives. In order to comply with this objective, aligned with the Environment Policy, some environmental goals have been established, among which:

  Obtaining ISO 14001 Certification in 10% of the operating units by 2010, corresponding to 65 of the water treatment and/or sewage stations;

  Maximization of opportunities for participation in the carbon credit market;

  Maximization of the opportunities for efficient electric power generation;

  Preparation of the Environmental Balance Sheet in 2008, actions for setting up an environmental accounting system aiming at improving the Company Balance Sheet began in 2007, in order to appropriate and highlight investments in the environment, which are not inherent to the company’s business;

  Integration in the Corporate Sustainability Index portfolio – Bovespa ISE by 2009. This goal was reached in 2007 and Sabesp integrated the list of companies that were able to fulfill the strictly established requirements;

  Seeking for alternatives for recycling and final destination of sludge from ETAs and ETEs through partnerships with research institutions and CETESB, the Environmental Agency;

Environment Management Network

In 2007, the Company began to change the process for organizational structure realignment with renewed emphasis on environmental issues. It is a huge challenge, considering the dimension and diversity of the Company, and its decentralized business management.

The Environment management was incorporated to the new Technology, Enterprise and Environment Office that created the Environment Management Department. An Environmental Legal Area has also been created. For establishing integrated performance and administrating specific environment demands from each Business Unit, Environmental Management Nucleuses (NGAs) are being implemented to act as operating agents for environmental management, streamlining the information flow.

Iso 14001 Certification

ISO 14001 Certification is an objective to be sought by the entire Company. The goal for the program’s 1st phase is to certify 10% of the operating units by the end of 2010, which corresponds to 65 Water Treatment and/or Sewage Treatment Stations.

Management of Environmental Conformity

Management of environmental conformity is greatly related to compliance with the Conduct Adjustment Terms (TACs) and Legal Agreements, and to maintain and regulate environmental licenses and grant the use of water resources rights of part of the existing operating plants. With the purpose of standardizing the approach to legal support activities in an efficient, effective and corporate manner, Sabesp began working on the qualification of internal experts and technical assistants. The required activities have been implemented with strict technical and administrative severity aiming at finding solutions to environmental demands. Compliance with the commitments arising from the agreements and adjustments are foreseen in the budgetary planning.

Considering the need of periodic renovation of licenses and grants, Sabesp has been improving management instruments for monitoring its activities and installations when it comes to meet technical demand from prevailing licenses and grants in force and needs to regularize existing operating plants. In new developments, the feasibility and environment conformity analysis are present in the stages of conception, implantation and operation.

Participation in Water Resources Panel

Water resources panel comprises all sectors directly or indirectly involved in the participative management of hydro resources, gathering efforts from Government, users and civil society. This makes easier the inter-institutional integration and the actions planning.

Due to the importance of active and qualified participation of Sabesp representatives in plenary sitting and Technical Chambers, the guidelines for institutional representation have been established. In 2007 the first guiding document was prepared for this purpose, called “Guidelines for institutional representation before state and national systems for management of water resources” (“Diretrizes para representação institucional junto aos sistemas nacional e estadual de gestão de recursos hídricos”), which presents the representation principles, guidance for representatives indication and responsibilities involved, among others, making feasible the homogeneous and organized performance in these forums. Sabesp is present in 26 State Water Basin Committees, three Federal Water Basin Committees, 74 State Technical Chambers, and a Federal Technical Chamber; and has hosted meetings and received visits from the members of these committees.

Environmental Education

In 2007, Sabesp began structuring the Corporate Environmental Education Program, whose objective is to spread the environment sanitation culture to all Company’s employees and interested audiences, making possible an articulated, integrating and strategic vision about the environmental theme in the Company. The process will directly involve 900 managers and employees from all Sabesp’ Office, during the training which will take place during 2008 and will allow the selection of 100 employees who will receive additional qualification to perform as multiplying agents of Sabesp’s Environmental Education.

Environment Educational projects directed to the community convey concepts in a recreational and interactive way, by means of drama, dance, music, mimicry, drawing and handouts which are especially oriented to teenagers, public and private students, teachers and low income communities. Among the several projects we highlight: “Sabesp nas Escolas”, “Clubinho Sabesp”, “Educando para a Cidadania”, “Visitas Monitoradas” with participation of 790 people in 2007. We also stress the “ Sabesp Ensina” project, available in the Company website, with and average of 190 thousand participants per months.

Cleaner Production

Sabesp has adopted, as a strategy, the carrying out of its operations aiming at gaining environmental efficiency in both natural resources and energy inputs. In this sense, Sabesp participated in the foundation of the Paulista Round Table of Cleaner Production, in 2002, and is still an acting member. In 2007, the Company strengthened its performance in this area and included the Cleaner Production as an area of knowledge at Sabesp Corporate University level.

Carbon Emission Management

Sabesp has established, as one of its corporate goals, the maximization of participation opportunities in the Carbon Credit Market. In order to do so, it decided to participate in the Carbon Disclosure Project (CDP) in 2006 and 2007. A publication was issued for preparation of the first inventory of emission of greenhouse gases, together with the feasibility study of projects capable of generating credits of certified reductions of emissions and emission control and carbon sequestration, as well as to assess the Sabesp renovation of vehicles fleet considering the reduction of greenhouse emission.

Meanwhile, Sabesp systematically invests in training for its technical and managerial board so that they are able to operate with proficiency in this new and important global challenge.

Environmental Best Practices

Plantation and Nursery Program – Sabesp keeps, in the RMSP, the forestry nurseries of Jaguari, in Vargem Grande County, and Morro Grande in the city of Cotia, whose total production capacity is of approximately 300 thousand seedling per year.

Green Life Program (Verde Vida) – This program aims at the recovery of Canoas and Paraíba river riparian woods, in the city of Franca and in the region of São José dos Campos, respectively, in partnership with local community and civil society. These initiatives promoted, in 2007, the planting of 17 thousand plants, totaling more than 127 thousand new plants since 2001. Additional 74 thousand plants are scheduled to be planted in 2008, in partnership with the Municipal Education Secretariat, comprising schools preferably located in the environmental recovery areas.

Rehabilitation of the Cantareira System – Since 1996 the Company has been developing a project for soil restoration and reforestation of the degraded areas that surround the Cantareira System. During the last 10 years, 500 thousand new plants were planted, among which the predominant species are natural from the Atlantic Forest.

Bio-solid – This project was developed for the adequate treatment of the sludge resulting from the sewage treatment stations, transforming it in fertilizer and conditioner for agricultural application. With this measure, Sabesp avoids disposal of the sludge in landfills, which are becoming increasingly restricted and of high operational cost, and transforms the main operational waste into product. Throughout 2007, more than 16 tons of bio-solids were applied in approximately 400 hectares of agricultural area in the region of Franca.

Project for minimizing and destination of solid waste – The main actions carried out in this project were the selective disposal of paper, suppression of some disposable items from the restaurant and the composting of 120 kg/day of organic waste.

In 2007, the 2nd phase of the project was started, in the Administrative Complex of Costa Carvalho, aiming at reducing the generation of waste by 30% in 2008. Among the activities planned, we highlight:

  Installation of selective disposal infrastructure;

  Visual communication plan;

  Installation of a composting yard;

  Creation of a delivery place for recycled material and used cooking oil;

  Creation and/or adequacy of a central recycling storage;

  Regularization of the other waste destination; and

  Environmental education.

RECYCLE PAPER

Sabesp uses approximately 2.4 million recycled sheets of paper per month (around 12 tons of paper, preserving the equivalent of 288 trees), for printing administrative letters, and also monthly water and/or sewage service bills.

SUSTAINABILITY HEARINGS

Events conceived for presentations of environmental, leisure, sporting, cultural, scientific, social and artistic projects aiming at the promotion of sustainability, seeking its feasibility through partnership and sponsorships. The purpose of these hearings is to narrow the bonds between the Company and society, academic and nongovernmental entities. Each event has its own theme and starts with presentation of work developed from the projects which have been implemented or proposed by third sector and public entities.

The theme of the 1st hearing, held in November, was the Tietê river metropolitan area and had the participation of the Instituto Navega São Paulo, that belongs to the artist Eduardo Srur. The 2nd hearing addressed the theme of used cooking oil as raw-material for the production of bio-diesel, soap, paint and other products and alternatives that avoid the contaminating effect of the oil in the bodies of water and the consequent clogging of the network. For 2008, other hearings are expected.

PARTNERSHIPS

When developing activities on environment education and preservation and recovery of water springs, Sabesp relies on partnership of several NGOs, state institutions, city halls, schools, research institutes, Basin Committees, among others.

AWARDS

Prêmio E-Gov - Excelência em Governo Eletrônico (Excellence in E-Government) - Category G2B – Government to Business, in recognition for its constant improvement in the processes through betterment of its actions via electronic relationship with the community and suppliers;

Prêmio Prodes “Programa de Despoluição de Bacias Hidrográficas” (Water Basins Clean-up Program), granted to Sabesp by the Water National Agency – ANA, for the construction of ETE Taubaté, considered the best project among the 50 projects submitted from companies from all Brazilian states;

Prêmio As 10 Melhores Empresas em IDHO 2007(10 IDHO Best Companies, 2007), for its contribution to human development within the organization;

Prêmio Empresa Sustentável 2007 (Sustainable Company Award, 2007), in recognition for work of developing community awareness by means of visits to the Água Rio Grande Treatment Station;

Prêmio Nacional de Qualidade em Saneamento (National Quality Sanitation Award) - PNQS/2007 – Levels I, II and III;

Prêmio Nacional de Qualidade em Saneamento (National Quality Sanitation Award) - PNQS/2007 – Winner Case in the category “Innovation in Sanitation Management”;

Prêmio Gestão Banas 2007 - Qualidade (ISO 9001) (Banas Management 2007 – Quality), for its high level of development and commitment with the quality system;

Prêmio Benchmarking Ambiental (Environmental Benchmarking Award), for the innovative ways to manage conflicts and for obtaining resources to be invested in environment preservation;

Prêmio Gestão Eficiente de Energia Elétrica e Água (Efficient Management of Electric Power and Water Award);

Prêmio Paulista da Qualidade de Gestão (Paulista Award of Management Quality) (PPQG) - Level III - “State Governor Trophy of Management Excellence”, for its management model, obtained results and future perspectives;

Prêmio RH Cidadão 2007 (HR Citizenship 2007), for being one of the ten best companies in corporate citizenship;

Prêmio 19 de Março (March 19th Award) – Category Electronic Bidding (or Auction) – Innovation of Sabesp bidding system, considered one of the best electronic purchasing methods in Brazil;

E-Learning Award (National Reference) granted to Sabesp Corporate University;

Prêmio 100 melhores Empresas de Cidadania Corporativa - RH Cidadão (100 best Corporate Citizenship Companies Award – HR Citizenship);

Prêmio TI&Governo (IT & Government Award) - Category E-Public Administration for the projects Sabesp Online Bidding and Bidding Management System – SGL.

Prêmio Mario Covas 2007 (Mario Covas Award 2007) – Innovations in Public Management – The Bidding Management System – SGL, was one of the winners in the category "Use of Information and Communication Technologies”; Human Resources Category: The paths of a socially responsible company; and Honorable Mention for the work "Implantation of the Water Rational Use Program in Schools from the São Paulo Metropolitan Region”.

COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SÃO PAULO - SABESP BALANCE SHEET

As of December 31, 2007 and 2006 (In thousands of Brazilian reais - R$)

Assets	Note	2007	2006	Liabilities and shareholders' equity	Note	2007	2006

Current				Current
Cash and cash equivalents	4	464,997	328,206	Accounts payable to suppliers and
Customer accounts receivable	5	1,207,885	1,111,289	contractors		165,267	144,167
Transactions with Related Parties	6	338,506	367,864	Loans and financing	10	742,114	852,475
Inventories		53,141	48,889	Accrued payroll and related charges		166,797	177,705
Recoverable taxes		9,414	31,582	Taxes payable	12	127,735	105,552
Other assets		41,782	24,124	Deferred taxes	11	75,249	76,359
Deferred income and social contribution taxes	11	108,792	7,078	Interest on shareholders’ equity payable	16(d)	680,339	511,519

				Provision for contingencies	15	290,172	2,294
Total current assets		2,224,517	1,919,032	Services received		156,987	152,953

				Other liabilities		50,077	78,912

				Total current liabilities		2,454,737	2,101,936

Noncurrent				Noncurrent
Long -term assets:				Long-term liabilities:
Customer accounts receivable	5	278,787	296,562	Loans and financing	10	4,943,121	5,474,254
Transactions with Related Parties	6	986,988	863,467	Taxes payable	12	197,635	230,440
Indemnities receivable	7	148,794	148,794	Deferred taxes	11	159,865	146,901
Escrow deposits		19,806	33,835	Provision for contingencies	15	655,084	655,258
Other assets		75,202	52,238	Accrued pension obligation	13	365,234	321,212
Deferred income and social contribution taxes	11	357,226	342,654	Other liabilities		103,694	51,470

		1,866,803	1,737,550	Total noncurrent liabilities		6,424,633	6,879,535

Permanent assets:				Shareholders’ equity
Investments		720	720	Paid -in Capital		3,403,688	3,403,688
Property, plant and equipment	8	14,060,073	13,837,498	Capital reserve		124,255	106,690
Intangible assets	9	507,789	495,118	Revaluation reserve		2,339,829	2,427,499
Deferred charges		3,474	10,035	Profits reserve		3,916,234	3,080,605

		14,572,056	14,343,371

Total noncurrent assets		16,438,859	16,080,921	Total shareholders' equity	16	9,784,006	9,018,482

Total assets		18,663,376	17,999,953	Total liabilities and shareholders' equity		18,663,376	17,999,953

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SÃO PAULO - SABESP STATEMENT OF OPERATIONS

For the Years Ended December 31, 2007 and 2006 (In thousands of Brazilian reais – R$, except per share data)

	Note
		2007	2006

GROSS REVENUE FROM SALES AND SERVICES	19	6,448,211	5,984,012
Gross revenue deductions		(477,369)	(456,679)

NET REVENUE FROM SALES AND SERVICES		5,970,842	5,527,333
COST OF SALES AND SERVICES	20	(2,695,696)	(2,616,764)

GROSS PROFIT		3,275,146	2,910,569
OPERATING EXPENSES
Selling expenses	20	(639,552)	(719,185)
Administrative	20	(559,190)	(387,407)

OPERATING INCOME BEFORE FINANCIAL EXPENSES AND EXCHANGE VARIATIONS, NET		2,076,404	1,803,977
Financial expenses, net	20	(748,995)	(658,863)
Exchange variations, net	20	188,038	95,598

OPERATING PROFIT		1,515,447	1,240,712

NONOPERATING INCOME (EXPENSES)
Income		46,115	7,810
Expenses		(81,291)	(58,717)

		(35,176)	(50,907)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES		1,480,271	1,189,805
INCOME AND SOCIAL CONTRIBUTION TAXES
Current taxes	11	(543,345)	(383,123)
Deferred taxes	11	111,777	7,345
INCOME BEFORE EXTRAORDINARY ITEM		1,048,703	814,027

Extraordinary item net of income and social contribution taxes	13(b)	-	(35,122)

NET INCOME		1,048,703	778,905

Earnings per share – R$(per thousand shares in 2006)	16(c)	4.60	27.35

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SÃO PAULO - SABESP STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2007 and 2006 (In thousands of Brazilian reais - R$)

	Note				Revaluation	Profits reserves
		Paid-in Capital	Tax incentives	Capital reserve	reserve	Legal	Investments	Retained earnings	TOTAL

BALANCES AS OF DECEMBER 31, 2005		3,403,688	15,780	63,040	2,529,771	215,273	2,254,996	-	8,482,548

Donations	16(e)	-	-	27,870	-	-	-	-	27,870
Realization of revaluation reserve	8(h)	-	-	-	(102,272)	-	-	102,272	-
Net income		-	-	-	-	-	-	778,905	778,905
Legal reserve	16(f)	-	-	-	-	38,946	-	(38,946)	-
Interest on shareholders’ equity	16(d)	-	-	-	-	-	-	(270,841)	(270,841)
Investment Reserve	16(f(ii))	-	-	-	-	-	571,390	(571,390)	-

BALANCES AS OF DECEMBER 31, 2006		3,403,688	15,780	90,910	2,427,499	254,219	2,826,386	-	9,018,482

Donations	16(e)	-	-	17,565	-	-	-	-	17,565
Realization of revaluation reserve	8(h)	-	-	-	(87,670)	-	-	87,670	-
Net income for the year		-	-	-	-	-	-	1,048,703	1,048,703
Legal reserve	16(f)	-	-	-	-	52,435	-	(52,435)	-
Interest on shareholders’ equity	16(d)	-	-	-	-	-	-	(300,744)	(300,744)
Investment Reserve	16(f(ii))	-	-	-	-	-	783,194	(783,194)	-

BALANCES AS OF DECEMBER 31, 2007		3,403,688	15,780	108,475	2,339,829	306,654	3,609,580	-	9,784,006

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SÃO PAULO - SABESP STATEMENTS OF CHANGES IN FINANCIAL POSITION

For the Years Ended December 31, 2007 and 2006 (In thousands of Brazilian reais - R$)

	Note
		2007	2006

SOURCES OF FUNDS
From operations:
Net income		1,048,703	778,905
Expenses (income) not affecting working capital
Allowance for doubtful accounts – long-term accounts receivable		105,301	102,025
Depreciation and amortization	20	622,549	642,171
Write-off of investments		-	20
Write-off of property, plant and equipment		68,568	54,350
Write-off of deferred charges		1,276	5,195
Monetary variations on long-term assets		(15,786)	(11,521)
Reversal of provision for losses on escrow deposits, net		-	(4,421)
Provision for contingencies		287,704	75,450
Other accruals		155	7,504
Accrual for pension obligation		44,022	44,654
Interests and monetary and exchange variation on noncurrent liabilities:
Loans and financing		(46,141)	15,733
Taxes and contributions		10,197	15,151
Deferred taxes:
In long-term assets		(14,572)	(43,834)
In long-term liabilities		12,964	13,458
Total from operations		2,124,940	1,694,840

From third parties
Transfers from long-term to current assets		351,944	394,738
Increase in noncurrent liabilities:
Loans and financing		222,474	706,774
Other increases		52,069	9,306
Increase in property, plant and equipment from donation – support to construction works		17,565	27,870
Total from third parties		644,052	1,138,688

Decrease in working capital		47,316	145,532
Total sources		2,816,308	2,979,060
Uses of funds
Increase in long-term assets		556,140	606,197
Capitalized amounts – property, plant and equipment		27,371	27,902
In noncurrent assets
Property, plant and equipment		901,598	886,534
Intangible assets		32,818	12,630
Deferred charges		-	2,789
In noncurrent liabilities
Transfers from noncurrent to current liabilities:
Loans and financing		666,757	858,532
Taxes and contributions	12	43,002	40,824
Provision for contingencies		287,878	-
Early settlement of loans and financing	10(f(i))	-	272,811
Interest on shareholders’ equity	16(f(i))	300,744	270,841
Total uses		2,816,308	2,979,060
Current assets
At end of year		2,224,517	1,919,032
At beginning of year		1,919,032	1,725,386
Change in current assets		305,485	193,646
Current liabilities
At end of year		2,454,737	2,101,936
At beginning of year		2,101,936	1,762,758
Change in current liabilities		352,801	339,178

Decrease in net working capital		(47,316)	(145,532)

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SÃO PAULO - SABESP SUMMARY STATEMENTS OF CHANGES IN FINANCIAL POSITION

For the Years Ended December 31, 2007 and 2006 (In thousands of Brazilian reais - R$)

	Note
		2007	2006

SOURCES OF FUNDS
From operations		2,124,940	1,694,840
From third parties		644,052	1,138,688
Decrease in net working capital		47,316	145,532
TOTAL SOURCES		2,816,308	2,979,060

USES OF FUNDS
Increase in long-term assets		556,140	606,197
Capitalized amounts – property, plant and equipment		27,371	27,902
In property, plant and equipment, deferred charges and intangible assets		934,416	901,953
Transfers from noncurrent to current liabilities		997,637	899,356
Early settlement of loans and financing	10(f (i))	-	272,811
Shareholders - interest on shareholders’ equity	16(f (i))	300,744	270,841
TOTAL USES		2,816,308	2,979,060

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006 (Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1. OPERATIONS

The Company is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, and supplies treated water on a bulk basis and provides sewage treatment services to other six municipalities of the Greater São Paulo Metropolitan Area.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The company intends to expand it basic operations and, at the same time, become an environmental solutions company.

The company operates water and sewage services in 366 of 645 municipalities of the State of São Paulo, mostly based on 30-year concession agreements. Of the 174 municipalities whose concessions expired, 124 approved a municipal law that authorizes the signature of a program contract with SABESP . One hundred and six of these municipalities have already signed the program contracts and the remainder is in the final stage for formalizing the procedure.

In the municipality of Santos, in the Santista lowland, which has a significant population, the Company operates supported by a public authorization deed, a similar situation in other municipalities in that region and in Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

Between 2008 and 2037, 159 concessions will expire in addition to other 35 with legal relationships with indefinite term for which Law 11,445, which regulated the sanitation services in Brazil, determines that the parties can sign an agreement by 2010. Management believes that all these legal situations will result in new contracts or extensions, and does not consider the risk related to the discontinuity in the provision of municipal water and sewage services. As of December 31, 2007, the book value of property, plant and equipment of the concessions in final stage of formalization or terminating in 2008 total R$2.02 billion and revenues from these concessions for the year ended December 31, 2007 totals R$935 million.

On January 5, 2007, Law 11,445 was enacted, establishing the basic sanitation regulatory framework, providing for the nationwide guidelines and basic principles for the provision of such services, such as social control, transparency, the integration authority of sanitation infrastructures, water resources management, an the articulation between industry policies and public policies for urban and regional development, housing, suppression of poverty, promotion of health and environmental protection, and other related issues. The regulatory framework also aims at efficiently improving quality of living and economic sustainability, allowing for the adoption of gradual and progressive solutions consistent with users’ payment ability.

As benefits for the Company, this law:

  Clarifies the conditions for transitional services, by amending Article 42 of the Concession Law to determine that the Concession Grantor has to perform evaluations, surveys and payment due compensation before retaking the concession assets, as a condition for the validity of the subsequent municipal actions;

  Significantly reduces the possibility of success in legal actions for re taking services suddenly and without paying due compensation;

  Aims at improving the attainment of public interests related to the environment and supports the state planning of services, without disregarding local peculiarities, taking into consideration the need for the Municipalities to present sanitation plans that are compatible with the hydrographic basin plans;

  Imposes the creation of a regulatory agency and the issue of regulations that increase transparency and efficiency in services inspections, as well as in the provision of services itself, safeguarding and conve rging the different interests of consumers and contractors;

  Another important change in the regulatory environment in 2007 was the creation of the São Paulo State Sanitation and Power Regulatory Agency (ARSESP).

The Company’s shares have been listed in the Novo Mercado (New Market) segment of the BOVESPA (São Paulo Stock Exchange) since April 2002, and in the New York Stock Exchange (NYSE) as ADRs since May 2002.

The information on concession area, number of municipalities, water and sewage volumes, and other related data disclosed in this report that are not derived from the financial statements is not audited by the independent auditors.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation criteria

The financial statements have been prepared and are presented in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM).

3. SIGNIFICANT ACCOUNTING PRACTICES

The Company’s accounting practices are based on the accrual basis of accounting and are in conformity with the Brazilian Corporate Law, as follows:

(a) Revenue from sales and services

Revenue from water supply and sewage collection are recognized as the water is consumed and services are provided. Revenues from unbilled water supply and sewage services are recorded as trade accounts receivable based on monthly estimates, so as to match revenues and expenses in the proper period.

(b) Publicity and advertising expenses

Publicity and advertising expenses are substantially recorded in administrative expenses. Expenses amounting to R$16,431 and R$11,895 were incurred in the years ended December 31, 2007 and 2006, respectively. There were not deferred publicity and advertising expenses in December 31, 2007 and 2006.

(c) Financial income and expenses

Represented mainly by interest, monetary and exchange variations on loans and financing, contingencies, accounts receivable and temporary cash investments, calculated and recorded on the accrual basis of accounting.

(d) Income and social contribution taxes

Income and social contribution taxes are calculated based on taxable income.

The rates used are 15%, plus a 10% surtax for income tax and 9% for social contribution tax and the taxes are accounted for on the accrual basis.

Deferred income and social contribution taxes are calculated based on taxable amounts or amounts deductible in future periods and are recorded as their realization is probable.

Pursuant to a CVM resolution, the Company decided to not recognize deferred income and social contribution taxes on the revaluation reserve of property, plant and equipment recorded through 1991.

(e) Other income and expenses

Other revenues and expenses are recognized on the accrual basis.

(f) Cash and cash equivalents

Cash and cash equivalents co mprise mainly bank deposits and temporary cash investments and are presented at cost, plus accrued earnings when applicable, which does not exceed fair value. Temporary cash investments expressed in reais are highly liquid and mainly represented by Bank Certificates of Deposit (CDB) in 2007 and 2006.

(g) Customer accounts receivable and allowance for doubtful accounts

Trade accounts receivable, except for agreements on refinanced amounts, do not take into consideration financial charges, monetary adjustment or fines.

The allowance for doubtful accounts is recorded in an amount considered sufficient by Management to cover probable losses on the realization of receivables. The allowance is recorded for accounts that exceed R$5 and that are past due for more than 360 days, and also for accounts that exceed R$30 and that are past due for more than 360 days and which are in the process of judicial collection. The amount thus determined is adjusted when it is excessive or insufficient, based on the analyses of the history of receipts, taking into consideration the expectation of recovery in the different categories of customers. Amounts up to R$5 and past due for more than 180 days are written off against income.

The Company does not record an allowance for doubtful accounts for any amount receivable from the State Government or entities that are controlled by the State Government because it does not expect to incur in any losses on such receivables.

(h) Inventories

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or realizable value, and are classified in current assets. Inventories for investments are classified in property, plant and equipment and recorded at average cost of acquisition.

(i) Other current and noncurrent assets

Stated at cost or realizable values, including, when applicable, income earned.

(j) Property, plant and equipment

Stated at cost, monetarily adjusted through December 31, 1995, combined with the following: Depreciation is calculated under the straight-line method, at the annual rates mentioned in note 8.

The revaluation of property, plant and equipment items, carried out in two stages in 1990 and 1991, was based on an appraisal report issued by independent appraisers and is recorded as a contra -entry to the Revaluation Reserve in Shareholders’ Equity, realized through depreciation, sale, and disposal of the respective assets, as a credit to “Retained earnings”.

Financial charges on loans and financing for construction in progress are allocated to the costs of the assets.

The Company reviews the realization of long-term assets, mainly water and sewage structures and systems to be used in the business, for purposes of calculating and determining the degree of impairment, on a recurring basis, or when current situations or changes indicate that the book value of an asset or group of assets may not be recovered. Impairment is valued based on projected depreciation charges to be recovered through income from operations.

Donations of property, plant and equipment received from third parties and government entities to enable the Company to provide water supply and sewage services are recorded in property, plant and equipment as a contra entry to capital reserve.

The construction in progress projects are recorded at cost and are mainly related to construction projects contracted with third parties.

Improvements made in the existing assets are capitalized and the expenses on maintenance and repairs are recorded in income and expensed when incurred. Materials allocated to specific projects are added to construction in progress.

(k) Intangible assets

Starting 1999, the acquisition of concession rights from third parties has been accounted for at the amount determined in economic and business valuation reports. These rights are recorded as intangible assets in permanent assets and are amortized under the straight-line method over the period provided for in the agreements.

(l) Deferred charges

Deferred charges comprise costs for projects and technical studies, and are amortized under the straight-line method over five years from starting on the date benefits begin to be generated.

(m) Loans and financing

Restated based on monetary and exchange variations, plus the provisions for the respective financial charges incurred to the balance sheet date.

Foreign currency-denominated loans and financing are translated into reais at the balance sheet dates. Adjustments arising from exchange variation are recognized when incurred under the caption “Exchange variations, net”.

(n) Accrued payroll and related charges

Salaries, including accrual for vacation and 13th salary and additional payments negotiated in collective labor agreements plus related charges are recorded on the accrual basis.

(o) Profit sharing

The reserve for profit sharing is recorded on the accrual basis as operating expenses.

(p) Provision for contingencies

Recorded to cover losses on civil, tax, labor, and environmental lawsuits at administrative and judicial levels, which are considered by the Company’s legal counsel to be probable and estimable as of December 31, 2007 and 2006. The reserves for contingencies are shown net of related escrow deposits.

(q) Environmental costs

Costs related to ongoing environmental programs are expensed as incurred. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company’s activities.

(r) Accrued pension obligation

The Company sponsors a private defined benefit pension plan. CVM Resolution No. 371 of December 13, 2000, requires the recognition of actuarial liabilities in excess of plan assets.

(s) Interest on shareholders’ equity

This interest has been recorded in accordance with Law No. 9,249/95 for tax deductibility purposes, limited to the daily pro rata variation of the Long-term Interest Rate (TJLP), and recorded in Shareholders’ Equity.

(t) Use of estimates

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses with electric energy and provision of services. Actual results could differ from those estimates.

(u) Earnings per share

Calculated based on the number of shares outstanding at the balance sheet dates.

(v) Approval of the Financial Statements

The Financial Statements were approved by the Board of Directors on March 27, 2008. There were no events subsequent to the balance sheet date that should be recorded.

4. CASH AND CASH EQUIVALENTS

	2007	2006

Cash and banks	72,833	80,118
Temporary cash investments	392,164	248,088

	464,997	328,206

5. CUSTOMER ACCOUNTS RECEIVABLE

(a) Balance sheet amounts

	2007	2006

Private sector:
General and special customers (i) (ii)	704,626	667,143
Agreements (iii)	202,037	179,353

	906,663	846,496
Government entities:
Municipal	524,519	446,495
Federal	25,792	23,524
Agreements (iii)	81,490	85,909

	631,801	555,928
Wholesales customer – Municipal Administration Offices: (iv)
Guarulhos	383,911	340,534
Mauá	135,272	115,189
Mogi das Cruzes	12,549	4,139
Santo André	326,549	289,592
São Caetano do Sul	2,971	2,932

Diadema	99,932	85,620

Total whole sales – Municipal Administration Offices	961,184	838,006

Unbilled supply	301,695	290,578

Subtotal	2,801,343	2,531,008
Allowance for doubtful accounts	(1,314,671)	(1,123,157)

Total	1,486,672	1,407,851

Current	1,207,885	1,111,289
Noncurrent (v)	278,787	296,562

(i) General customers - residential and small and medium-sized companies.

(ii) Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements – installment payments of past-due receivables, plus monetary adjustment and interest falling due between 6 and 12 months, except for agreements with municipal administration offices, which fall due through 2011.

(iv) Wholesale customers – municipal administration offices – This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final consumers. Some of these municipalities are questioning in court the tariffs charged by SABESP and do not pay for the amounts in dispute. The amounts past due are classified in long-term assets pursuant to the changes below:

	2007	2006

Balance at beginning of year	838,006	727,892
Billing for services provided	292,041	265,298
Collections – services in the current year	(141,451)	(133,926)
Collections – services in previous years	(27,412)	(21,258)

Balance at end of year	961,184	838,006

Current	50,769	16,170
Noncurrent	910,415	821,836

(v) The noncurrent portion consists of trade accounts receivable that are past due and renegotiated with customers and amounts past due related to bulk sales to municipal administration offices and is recorded in the allowance for doubtful accounts.

(b) Customer accounts receivable aging summary:

	2007	2006

Current	783,946	705,863
Past -due:
Up to 30 days	148,498	247,970
From 31 to 60 days	81,244	72,064
From 61 to 90 days	55,821	48,962
From 91 to 120 days	46,202	40,540
From 121 to 180 days	81,313	71,101
From 181 to 360 days	151,993	186,387
Over 360 days	1,452,326	1,158,121

Total	2,801,343	2,531,008

(c) Allowance for doubtful accounts

(i) Changes in the allowance during the year were as follows:

	2007	2006

Beginning balance	1,123,157	920,736

Private sector / government entities	86,213	87,160
Bulk sales	105,301	115,261

Additions for the fiscal year	191,514	202,421
Ending balance	1,314,671	1,123,157

Current	587,713	501,500
Noncurrent	726,958	621,657

(ii) In the income

The Company recorded probable losses on accounts receivable in 2007 in the amount of R$323,339, R$131,825 of which (net of recoveries), were written off from accounts receivable (in 2006 – R$115,739), under “Selling expenses”. In 2006, these losses amounted to R$411,918.

6. TRANSACTIONS WITH RELATED PARTIES

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a) Accounts receivable, interest on shareholders’ equity and operating revenue with the São Paulo State Government (Gesp)

	2007	2006

Current assets:
Water and sewage services (i)	311,528	308,030
Gesp Agreement (iii) (iv)	26,978	59,834

Total current assets	338,506	367,864

Long -term assets:
Water and sewage services – Gesp Agreement (iii) (iv)	107,911	89,012
Reimbursement of additional retirement and pension benefits paid (ii)	879,077	774,455

Gross long -term amount receivable from shareholder	986,988	863,467
Total receivable from shareholder	1,325,494	1,231,331

Provision of water and sewage services	446,417	456,876
Reimbursement of additional retirement and pension benefits	879,077	774,455

	1,325,494	1,231,331

Interest on shareholders’ equity payable	551,974	396,361

Operating revenue	2007	2006

Gross revenue from sales and services
Water sales	185,976	175,124
Sewage services	149,853	146,074
Collections	(326,065)	(199,375)
Financial income	51,469	50,882

(i) Water and sewage services

The Company provides water supply and sewage collection services to the State Government and other companies related to it in accordance with usual market terms and conditions, except for the settlement of receivables, which may be realized in the conditions mentioned in items (iii) and (iv).

(ii) Reimbursement of additional retirement and pension benefits

Refer to amounts that supplement retirement and pension benefits paid by the Company to former employees from state -owned companies that merged to form the Company and to employees contracted in 1973 and 1974. The amounts involved have to be reimbursed to the Company by the State Government in its capacity of main debtor pursuant to State Law No. 200/74. As of December 31, 2007 and 2006, 2,635 and 2,670 retired employees, respectively, received additional retirement benefits and for the years ended December 31, 2007 and 2006, the Company paid R$104,622 and R$101,740, respectively. There were 144 active employees as of December 31, 2007 who will be entitled to these benefits as a result to their retirement in comparison to 163 as of December 31, 2006.

On January 2004, the payments that supplement retirement and pension benefits were transferred to the Finance Department and would be made in accordance with the calculation criteria determined by the State Attorney’s Office (PGE). As a result of a legal decision, the responsibility for the payments is of SABESP again, as they were initially.

(iii) Gesp Agreement

Entered into on December 11, 2001 between the Company, the São Paulo State Government (through the State Finance Business Department) and the Water and Electric Energy Department (Daee), with the intermediation of the Sanitation and Energy Department (former Water Resources, Sanitation and Construction Works Department), in which the State acknowledges that, under Law No. 200/74 it is accountable for the benefits arising from additional retirement and pension benefits and recognizes the existence of debs arising from bills related to the provision of water supply and sewage services. Total agreement amounted to R$678,830, at historical value, R$320,623 of which refers to additional retirement and pension benefits in the period between March 1986 and November 2001, and R$358,207 arising from the provision of water supply and sewage collection services, billed in and past due since 1985 until December 1, 2001.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for guaranteeing and maintaining the Upper Tietê water volume , the Water and Electric Energy Department (Daee) intends to transfer these assets to the Company as partial amortization, by assigning a receivable in the amount owed by the State. The appraisal of the reservoirs was approved by the Company’s Board of Directors and indicates the amount of R$300,880 (base date – June 2002), as mentioned in the related report. However, there is a civil class action at the São Paulo State Appeals Court involving the transfer of these reservoirs. The Company’s legal counsel evaluate the risk of loss from this lawsuit as probable, which would hinder the transfer of the related reservoirs as a partial amortization of the balance receivable.

Based on Official Letter No. 53/2005, of the Council for the Protection of the State’s Equity (Codec) of March 21, 2005, the negotiations between the Company and the State Government were resumed aiming at the financial balance of the debt related to the additional retirement and pension benefits under the Gesp Agreement, including the amounts past due after November 2001. The Company contracted Fipecafi to determine the amounts effectively reimbursable by the State Government, taking into consideration the legal guidance of the State Attorney General.

On march 26, 2008, a Commitment Agreement between the São Paulo State Government (GESP) and SABESP was signed (note 27(I)).

The balances of water supply and sewage collection services were included in the First amendment as described below (iv).

(iv) First Amendment to the Gesp Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original Gesp Agreement, (1) consolidating and recognizing the amounts due by the State Government for water supply and sewage collection services provided, monetarily adjusted until February 2004; (2) formally authorizing the offset of amounts due by the State Government with interest on capital declared by the Company and any other debit existing with the State Government as of December 31, 2003, monetarily adjusted until February 2004; and (3) defining the payment conditions of the remaining liabilities of the State Government for the receipt of the water supply and sewage collection services.

Pursuant to the Amendment, the State Government recognized the amounts due to the Company for services water supply and sewage collection services provided until February 2004 in the amount of R$581,779, including monetary restatement based on the TR (a managed prime rate ) at the end of each year until February 2004. The Company recognized amounts payable to the State Government related to interest on capital in the amount of R$518,732, including (1) amounts declared and paid related to years prior to 2003 (R$126,967), (2) monetary adjustment of these amounts based on the annual variation of the Consumer Price Index (IPC/Fipe) until February 2004 (R$31,098); and (3) amounts declared and due related to 2003 (R$360,667).

The Company and the State Government agreed on the mutual offset of R$404,889 (monetarily adjusted until February 2004). The remaining liability, of R$176,890, of February 29, 2004, with payment in monthly installments between May 2005 and April 2009, monetarily restated by the Extended Consumer Price Index (IPCA/IBGE), plus interest of 0.5% .

In 2005, the amount of R$105,520 was offset against interest on capital of 2003, as expected. In 2006, the Company received the amount of RR$47,228 related to the installments from January to October 2007.

The Amendment to the Gesp Agreeme nt does not provide for amounts due by the State Government related to the additional retirement and pension plan benefits paid on behalf of the State Government by the Company, which are still subject to the terms of the original Gesp Agreement.

Management believes that all amounts due by the State Government are receivable and does not expect to incur in losses on such accounts receivable.

(v) Second Amendment to the Gesp Agreement

On December 28, 2007, the Company and the State Government, by means of the Finance Department, signed the second amendment to the terms of the original Gesp Agreement, (1) agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting to R$133,709 (on November 30, 2007), to be paid in 60 monthly and consecutive installments of the same amount, the first of which falling due on January 2, 2008. The amount of the installments will be monetarily restated in accordance with the variation of the IPCA-IBGE, plus interest of 0.5% per month. The balance of this agreement, the installments of which have been monthly paid, includes the amount of R$46,244, which the State does not recognize as due. SABESP’s understanding differs from that of the State regarding this amount and does admit the review of these previously agreed-upon amounts without the supported and unequivocal demonstration of the lack of relation between the amounts presented by SABESP and the services effectively provided. For this reason the Company understands that the recognition of an allowance for losses regarding these amounts is not necessary (pursuant to item VII, of the Recitals, of the Second Amendment to the Recognition Instrument, Payment Commitment and Other Covenants between the State of São Paulo and SABESP ) (2) with respect to the accounts past due and unpaid in the period between March 2004 and October 2007, arising from the provision of water supply and sewage collection services in the amount of R$256,608, R$231,407 was received and R$25,201, is pending confirmation of receipt. These amounts are being jointly analyzed by SABESP and the representatives of the many State departments. To date, differences regarding the debtor but not the amount of the debt have been identified. In the event of the reclassification of the entity responsible for paying the account, SABESP will transfer the charge to the respective Entity. The Company did not recognize an allowance for losses in this amount as it understands that the differences are substantially related to the identification of the debtor. (3) The interest on capital due by SABESP to the State, related to the period between March 2004 and December 2006, in the amount of R$400,823, restated between June 2007 and November 2007, based on the Selic (central Bank overnight rate), was paid in the period between January and March 2008. (4) The State and SABESP agreed on immediately resuming the compliance with their mutual obligations under new assumptions: (a) implementation of an electronic account management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in the case of nonpayment of water and sewage bills.

Approximately 70% of the billing from November 2007 and February 2008 has already been paid by the State Government.

(b) Cash and cash equivalents

The Company’s cash and temporary cash investments with financial institutions controlled by the State Government amounted to R$421,630 and R$287,999 as of December 31, 2007 and 2006, respectively. The financial income arising from these temporary cash investments totaled R$51,469 and R$50,882 in the years ended December 31, 2007 and 2006, respectively. The Company must, pursuant to a State Decree, invest its surplus resources with financial institutions controlled by the State Government.

(c) Agreements for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs and part of some reservoirs of the Upper Alto, which are owned by the Water and Electric Energy Department (Daee); should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

(d) Agreements with lower tariffs with State and Municipal Government Entities that joined the Rational Water Use Program

The Company has signed agreements with government entities related to the State Government and municipalities where it operates involving approximately 7,240 real estates that are benefited from a reduction of 25% in the tariff of water supply and sewage collection services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the consumption of water.

(e) Guarantees

The State Government grants guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

Management is making efforts to maintain the State’s payments with respect to transactions with related parties in non-default on a permanent basis.

7. INDEMNITIES RECEIVABLE

Indemnities receivable are a noncurrent asset that represents amounts receivable from the Municipalities of Diadema and Mauá as an indemnity for their unilateral termination of the concessions for water supply and sewage collection services of the Company in 1995. As of December 31, 2007, this asset amounted to R$148,794.

Due to these concession agreements, the Company invested in the construction of water and sewage systems in those municipalities in order to meet its concession service commitments. For the unilateral termination of the Diadema and Mauá concessions, the municipalities assumed the responsibility of supplying water and sewage services in those regions. At that time, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to noncurrent assets (indemnities receivable) and recorded non-indemnifiable costs to reflect the assets by their estimated recoverable amounts, contractually agreed as indemnity by the Company with the proper authorities. The net book value of property, plant, and equipment relating to the Municipality of Diadema, written off in December 1996, amounted to R$75,231, and the indemnity balance and other receivables from the municipality amounted to R$62,876 as of December 31, 2007 and 2006. The net book value of property, plant and equipment relating to the Municipality of Mauá, written off in 1999 fiscal year, amounted to R$103,763, and the indemnity balance totaled R$85,918 as of December 31, 2007 and 2006.

The Company’s right to recover these amounts is challenged by the municipalities and no amount has been received to date.

SABESP filed lawsuits to collect the amounts due by the municipalities. With respect to Diadema, the decision of the lower court judge was unfavorable to SABESP , which filed an appeal in November 2000. On December 1, 2005, SABESP’s appeal to have the agreement entered into with the municipality of Diadema declared valid was partially accepted. On October 11, 2006, the municipality administration office filed special and extraordinary appeals and on November 21, 2006 the decision that allowed the Company to present it reply to said appeals was published. SABESP presented its reply on December 6, 2006. The appeals were rejected by the Chief Jude on March 27, 2007 and the municipal administration office filed new interlocutory appeals against this decision. The interlocutory appeal filed to the Federal Supreme Court (STF) was accepted but only for the purposes of determining the sentence for the extraordinary appeal that had been rejected. On December 26, 2007, the decision that accepted the execution of the Companhia de Saneamento the Diadema – Saned was rendered, ordering this company to be summoned to pay the full amount of the debt within 15 days under the penalty of fine. Currently, the Company awaits the effect of this summons as said decision was published on January 31, 2008 and Saned filed an Interlocutory Appeal against it but, on February 28, 2008, the Reporting Judge, sustained the decision and awaits for information on the lower court decision in order to analyze the motion for suspension.

With respect to Mauá, a lower court decision demanded this Municipality to pay the amount of R$153,2 million as a compensation for loss of profits. This decision was appealed by Mauá on April 15, 2005 and is pending a new decision by the Court De cision. On July 4, 2006, the decision was converted in diligence consisting of an expert clarification on the amount of the indemnity for loss of profits. The clarification was provided on December 18, 2007 and the expert confirmed the amount of the loss of profits determined by the lower court.

Based on the opinion of its legal counsel, Management continues to state that the Company is entitled to receive the amounts related to the indemnity and continues to monitor the status of the lawsuits.

8. PROPERTY, PLANT AND EQUIPMENT

	2007			2006

	Adjusted	Accumulated
	cost	depreciation	Net	Net

In use
Water systems:
Land	961,538	-	961,538	958,283
Buildings	2,817,488	(1,565,786)	1,251,702	1,363,088
Connections	972,635	(386,476)	586,159	500,477
Water meters	294,846	(149,522)	145,324	135,853
Networks	3,492,852	(1,100,436)	2,392,416	2,358,024
Wells	205,117	(107,627)	97,490	107,366
Equipment	514,603	(344,899)	169,704	172,213
Other	16,287	(13,163)	3,124	2,105

	9,275,366	(3,667,909)	5,607,457	5,597,409
Sewage systems:
Land	348,508	-	348,508	347,104
Buildings	1,652,146	(648,337)	1,003,809	952,431
Connections	944,588	(390,863)	553,725	530,679
Networks	5,570,794	(1,249,521)	4,321,273	3,816,746
Equipment	559,080	(435,740)	123,340	114,904
Other	4,904	(2,791)	2,113	2,083

	9,080,020	(2,727,252)	6,352,768	5,763,947
General use:
Land	107,707	-	107,707	107,707
Buildings	138,120	(80,238)	57,882	57,153
Transportation equipment	141,708	(130,561)	11,147	6,895
Furniture, fixtures and equipment	315,515	(175,255)	140,260	108,895
Free lease land	20,556	-	20,556	20,556
Free lease assets	8,457	(2,534)	5,923	5,923

	732,063	(388,588)	343,475	307,129

Subtotal in use	19,087,449	(6,783,749)	12,303,700	11,668,485

Construction in progress:
Water systems	734,016	-	734,016	708,646
Sewage systems	1,018,620	-	1,018,620	1,454,445
Other	3,737	-	3,737	5,922

Subtotal in progress (d)	1,756,373	-	1,756,373	2,169,013

Grand Total	20,843,822	(6,783,749)	14,060,073	13,837,498

Property, plant and equipment represent the assets involved in the provision of water supply and sewage services in 352 municipalities. Under the assets arising from contracts negotiated based on economic and financial reports and program contracts, SABESP is both the owner and the manager.

In 2007, one hundred and seventy four (174) concession agreements expired, 106 of which signed the program contracts and the remainder are in the final stage for formalizing procedures. The net book value of the property, plant and equipment used in the municipalities where the concessions are in the final stage for formalizing procedures or will expire in 2008 totaled R$2,02 billion.

In 2007, the depreciation charges of these municipalities were R$79,713.

The concession agreements provide for the assets to be returned to the concession grantor at the end of the term by means of an indemnity at the net book value or fair value in accordance with what is stipulated in each contract. In the program contracts, the indemnity will correspond to the present value of the cash flow in the remaining period on the date the services are resumed, monetarily restated, plus interest to the date of the effective payment.

(a) Depreciation

Depreciation is calculated based on the following annual rates: - buildings – 4%, interceptors and networks – 2%, machinery and equipment – 10%, water meters – 10%, vehicles – 20%, computer equipment – 20%, building connectors – 5% and office furniture – 10%.

(b) Disposals of property, plant, and equipment

In 2007, the Company wrote off property, plant and equipment items in the amount of R$68,568 (2006 – R$54,350), which resulted in a total loss of R$68,349 (2006 - R$47,807), of which R$14,247 (2006 - R$21,348), refers to items in use, due to obsolescence, theft and sale, and R$54,103 to discontinued construction, unproductive wells and projects considered economically unfeasible, and, in 2006, R$26,459 referred to projects considered economically unfeasible.

(c) Capitalization of interest and financial charges

The Company capitalized interest and monetary adjustment, including exchange variation, in property, plant and equipment in the amount of (R$13,338) in the year ended December 31, 2007 (2006-R$ 5,784), and during this period these assets were presented as construction in progress.

(d) Construction in progress

Construction in progress refers mainly to new projects and operating improvements and is represented by:

	2007	2006

Water systems:
Networks and connections	178,977	227,360
Transmission	22,281	29,626
Water treatment	71,375	80,130
Sub-transmission	225,646	188,342
Production and storage	160,602	126,519
Other	75,135	56,669

Total water systems	734,016	708,646

Sewage systems:
Collection	710,960	1,133,958
Treatment	179,604	187,047
Other	128,056	133,440

Total sewage systems	1,018,620	1,454,445

Other	3,737	5,922

Total	1,756,373	2,169,013

The estimated disbursements related to already contracted investments total approximately R$2,050 million for the years from 2008 to 2015 (unaudited).

(e) Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties’ properties, and the owners of these properties will be compensated either amicably or through courts.

The amount of compensation to be paid starting in 2008 is estimated at approximately R$472 million (unaudited) which will be paid with own funds. The assets to be received as a result of these negotiations will be recorded as property, plant, and equipment after the transaction is completed. In 2007, the amount related to expropriations was R$16,813 (2006 - R$8,385).

(f) Assets offered as guarantee

As of December 31, 2007 and 2006, the Company had assets in the amount of R$249,034 offere d as guarantee to the request for the PAES (tax debt refinancing program) (note 12).

The three real estate properties of the Company in the amount of R$60,539, which were offered as guarantee for a financing from the International Bank for Reconstruction and Development (BIRD) and the settlement of which took place in April 2007, are awaiting release by the Federal Government.

(g) Nonoperating assets

The Company had, as of December 31, 2007 and 2006, free lease assets in the amount of R$26,479 mainly related to land located near operating areas.

(h) Revaluation

Property, plant and equipment items were revalued in 1990 and 1991 and are depreciated at annual rates that correspond to their remaining useful lives determined in the related reports, which, as general rule, fall into the periods of the rates presented above.

As allowed by CVM Instruction No. 197/93, the Company failed to recognize a provision for the deferred tax effect on the appreciation arising from the revaluation of property, plant and equipment in 1990 and 1991. Should income and social contribution taxes be recognized on the revaluation reserve, the unrealized amount as of December 31, 2007 would total R$400,606 (2006 – R$430,375). The amounts of R$87,670 and R$102,272 of the re valuation reserves were realized in the years ended December 31, 2007 and 2006, respectively.

(i) Totally depreciated assets

As of December 31, 2007, the book value of the fully depreciated assets that are still in use is R$606,142 (2006 – R$426,659).

9. INTANGIBLE ASSETS

In the period between 1999 and 2006, the negotiations for new concessions were conducted on the basis of the economic and financial results of the transaction, determined in an appraisal report issued by independent experts.

The amount determined in the respective contract, after the transaction is closed with the municipal authorities, with payment through Company shares or in cash, is recorded in this account and amortized over the period of the related concession (usually 30 years). As of December 31, 2007 and 2006 there were no amounts pending related to these payments to the municipalities.

The net amount shown relates to concessions with the following municipalities:

	Historical	Accumulated
	cost	amortization	Net	Net

	2007			2006

Agudos	7,773	(2,167)	5,606	5,651
Bom Sucesso do Itararé	350	(37)	313	317
Campo Limpo Paulista	15,269	(3,224)	12,045	9,038
Conchas	3,541	(590)	2,951	1,768
Duartina	1,589	(343)	1,246	1,178
Estância de Serra Negra	15,124	(1,921)	13,203	11,853
Itapira	16,123	(1,330)	14,793	13,399
Itararé	5,784	(1,617)	4,167	4,136
Marabá Paulista	1,603	(107)	1,496	364
Miguelópolis	4,431	(1,230)	3,201	3,003
Osasco	288,025	(69,165)	218,860	209,255
Paraguaçu Paulista	14,418	(4,185)	10,233	10,460
Paulistânia	154	(34)	120	122
Sandovalina	2,384	(101)	2,283	166
Santa Maria da Serra	1,147	(265)	882	867
São Bernardo do Campo	237,463	(31,026)	206,437	214,389
Várzea Paulista	13,250	(3,297)	9,953	9,152

Total	628,428	(120,639)	507,789	495,118

10 - LOANS AND FINANCING

		2007			2006

									Annual interest	Monetary
	Current	Noncurrent	Total	Current	Noncurrent	Total	Guarantees	Final maturity	rate	restatement

In local currency:
							Government of
							the State of São
							Paulo and Own
Banco do Brasil	238,194	1,642,644	1,880,838	215,723	1,854,042	2,069,765	Funds	2014	8.50%	UPR
Debentures 5th Issue	-	-	-	46,038	-	46,038	No guarantees	2007	10.65%	IGP-M
Debentures 6th Issue	-	427,657	427,657	231,813	397,165	628,978	No guarantees	2010	11%	IGP-M
Debentures 7th Issue	-	312,362	312,362	-	304,350	304,350	No guarantees	2010	CDI+1.5% and 10.8%	IGP-M

Debentures 8th Issue	-	737,438	737,438	-	709,815	709,815	No guarantees	2011	CDI+1.5% and 10.75%	IGP-M
Caixa Econômica Federal	58,267	490,904	549,171	49,648	477,628	527,276	Own Funds	2008/2022	5% to 9.5%	UPR
FIDC – SABESP I	55,555	125,000	180,555	55,555	180,556	236,111	Own Funds	2011	CDI + 0.70%
National Bank for Economic and Social Development (BNDES)	41,904	165,689	207,593	31,515	154,043	185,558	Own Funds	2013	3% + TJLP 6% LIMIT
Other	3,146	18,753	21,899	2,791	23,136	25,927		2009/2011	12% / CDI /TJLP + 6%	UPR
Accrued Interest and financial charges	93,398	32,036	125,434	99,252	20,891	120,143

	490,464	3,952,483	4,442,947	732,335	4,121,626	4,853,961

In foreign currency:

Eurobonds US$238,052,000 (2006–US$238,052,000)	173,680	247,982	421,662	-	508,955	508,955	No guarantees	2008/2016	12% and 7.5%	US$

Interamerican Development Bank (IDB): US$432,099,000 (2006 –US$435,867,000)	64,764	700,613	765,377	99,930	831,952	931,882	Federal Government	2016/2025	3.00% to 5.61%	Currency Basket Variation + US$

International Bank for Reconstruction and Development (BIRD) (2006-US$2,223,000)	-	-	-	4,752	-	4,752	Federal Government	2007	5.15%	Currency Basket Variation + US$

JBIC – Yen 2,654,422 (2006 – Yen 652,814)	-	42,043	42,043	-	11,721	11,721	Federal Government	2029	1.8% and 2.5%	Japanese Yen

Interest and financial charges	13,206	-	13,206	15,458	-	15,458

	251,650	990,638	1,242,288	120,140	1,352,628	1,472,768

Total loans and financing	742,114	4,943,121	5,685,235	852,475	5,474,254	6,326,729

Exchange rate as of December 31, 2007: US$1.7713; Yen 0.015839 – (2006 – US$2.1380; Yen 0.017954 )
As of December 31, 2007, the Company did not have balances of loans and financing raised in the short-term.

(a) Banco do Brasil

In March 1994, existing loan agreements with Caixa Econômica Federal were refinanced and the loan rights were transferred by that financial institution to the Federal Government, with Banco do Brasil acting as an agent. Under the terms of the agreement signed with the Federal Government, payments are made based on the “Price” amortization system, monthly indexed by the Standard Reference Unit (UPR), which is equal to the Government’s benchmark interest rate (TR), plus interest of 8.5% per year. The interest and principal amount are monthly paid with final maturity in 2014. This financing is guaranteed by the São Paulo State Government by a pledge of its own revenues and revenues of the Company.

(b) Debentures

(i) 5th Issue

On April 1, 2002, the 5th issue of registered, non-convertible debentures, without preference or guarantee, was made with a face value of R$10 each. The face value of the 2nd series is changed monthly in view of its features, in accordance with the respective indenture.

The Company issued 40,000 debentures in two series, as follows:

	1st series	2nd series
Placement date	05/16/2002	05/16/2002
Number Face value - Issue	31,372 R$313,720	8,628 R$86,280
Payment form of	CDI + 1.85% p.a.	IGP -M + 13.25% p.a.
Return	Quarterly, except for the last	Annual, except for the last
Repayment	installment on March 1, 2007	installment on March 1, 2007
	3 installments on April 1, 2005,	3 installments on April 1, 2005,
	April 1, 2006 and March 1, 2007	April 1, 2006 and March 1, 2007

In April 2005, returns on both series were last renegotiated and the rate for the 1st series was changed from CDI + 2% p.a. to CDI + 1.1% p.a. and for the 2nd series from IGP-M + 12.7% p.a. to IGP-M + 10.65% p.a., effective through the end of the contracts.

On April 19, 2006, the Company early settled the 5th issue of debentures, 1st series, the settlement of which was expected for March 2007 through the use of a portion of the funds raised with SABESP I – FIDC (Receivables Investment Fund), in the amount of R$106,373.

Interest expenses totaled R$837 and R$6,089 in 2007 and 2006, respectively, related to the second series. On March 1, 2007, the 2nd series of this issue was settled.

(ii) 6th Issue

On September 17, 2004, the Company registered with CVM a securities program in the total amount of R$1,500,000. As part of this program, the Company issued on September 1, 2004, 600,000 debentures in three series, without renegotiation, with a face value of R$1 each, totaling R$600,000. The date for the financial settlement of the operation was September 21, 2004 for the 1st series and September 22, 2004 for the 2nd and 3rd series.

The debentures were placed on the market as follows:

				Payment of
	Number	Adjustment	Interest	interest	Repayment	Maturity

1st Series	231,813	-	CDI+1.75% p.a.	Semiannual	Single payment	September 2007

2nd Series	188,267	IGP-M	11% p.a.	Annual	Single payment	September 2009

3rd Series	179,920	IGP-M	11% p.a.	Annual	Single payment	September 2010

Interest expenses totaled R$21,708 and R$38,054 in 2007 and 2006, respectively, related to the 1st series, R$23,290 and R$21,932, respectively, related to the 2nd series, and R$22,258 and R$20,960, respectively, related to the 3rd series. The remaining balances to be paid, amounting to R$7,366 (2006 – R$6,841) for the 2nd series and R$7,040 (2006 – R$6,538) for the 3rd series, are recorded in the caption Loans and Financing in current liabilities.
On September 3, 2007, the 1st series of the 6 th issue of debentures was fully paid for.

(iii) 7th Issue

Pursuant to the program recorded with CVM on September 17, 2004, the Company issued on March 1, 2005, 300,000 debentures in two series, without renegotiation, with a face value of R$1, totaling R$300,000. The date for the financial settlement of the operation was March 14, 2005.

The debentures were placed on the market as follows:

				Payment of
	Number	Adjustment	Interest	interest	Repayment	Maturity

1st Series	200,000	-	CDI+1.5% p.a.	Semiannual	Single payment	March 2009

2nd Series	100,000	IGP-M	10.80% p.a.	Annual	Single payment	March 2010

Interest expenses totaled R$26,159 and R$32,305 in 2007 and 2006, respectively, related to the 1st series, and R$11,974 and R$11,162, respectively, related to the 2nd series. The remaining balances to be paid, amounting to R$7,788 (2006 – R$9,304) for the 1st series and R$9,975 (2006 – R$9,218) for the 2nd series, are recorded in the caption Loans and Financing in current liabilities.

(iv) 8th Issue

To terminate the program registered with CVM on September 17, 2004, the Company issued on June 1, 2005, 700,000 debentures, using the option to increase the number of debentures allowed by up to 20%, pursuant to the provision of paragraph 2 of Article 14 of CVM Instruction No. 400/03, in two series, without renegotiation, with the face value of R$1 each, totaling R$700,000. The date for the financial settlement of the operation was June 24, 2005. The amount raised was used to settle the Eurobonds contract (note 10(f(i))).

The debentures were placed o n the market as follows:

				Payment of
	Number	Adjustment	Interest	interest	Repayment	Maturity

1st Series	350,000	-	CDI+1.5% p.a.	Semiannual	Single payment	June 2009

2nd Series	350,000	IGP-M	10.75% p.a.	Annual	Single payment	June 2011

Interest expenses totaled R$45,744 and R$56,385 in 2007 and 2006, respectively, related to the 1st series, and R$40,496 and R$37,953, respectively, related to the 2nd series. The remaining balances to be paid, amounting to R$3,187 (2006 – R$3,668) for the 1st series and R$23,444 (2006 – R$21,773) for the 2 nd series, are recorded in the caption Loans and Financing in current liabilities.

Covenants of the 6th, 7th and 8th issue of debentures:

  Adjusted current liquidity (current assets divided by current liabilities, excluding from current liabilities the portion of noncurrent debts contracted by the Company that are recorded in current liabilities) higher than 1.0.
  EBITDA/Financial expenses equal to or higher than 1.5.
  The noncompliance with these obligations will only be characterized as such when they can be verified in the quarterly financial statements for at least two consecutive quarters or for two nonconsecutive quarters in the same twelve-month period.

(c) Caixa Econômica Federal

Post-sanitation Progra m

(i) Water and sewage

Several loan agreements were signed between 1996 and 2004 under the Pro -Sanitation Program with a view to expanding and improving the water supply and sewage systems of several municipalities of the State of São Paulo and of the City of São Paulo. The loans are collateralized by the collections of the daily billings of water supply and sewage services up to the total amount of the debt.
Contractually established repayment terms range from 120 to 180 months, starting at the beginnin g of the related collections.

The balance as of December 31, 2007 is R$527,669 (2006 - R$506,221), and the unused amount of these loans is R$396,221.

The contractual charges are:

Contract signed in:	1996	1997	1998 to 2004

Interest rate	9.5% p.a.	6.5% to 8.0% p.a.	6.5% to 8.0% p.a.

During the grace period:

Risk rate	1.0% p.a. on the amount disbursed	1.0% p.a. on the amount disbursed	0.6% p.a. or 2% p.a. on the outstanding balance

Management fee	0.12% p.m. on the contract amount	2.0% p.a. on the amount disbursed	1.0% p.a. on the amount disbursed or 2% p.a. on the amount disbursed fro the contracts signed between 2003 and 2004

In the return phase:

Management fee	Difference between the calculation of the installment and the rate of 10.5% p.a. less the rate of 9.5% p.a.	1.0% on the debt balance	1.0% on the debt balance

(ii) Pro-Sanitation Program – “Pró-Sanear”

In 1997 and 1998, contracts were signed under the Pró-Sanear Program for the improvement of water and sewage services, with the participation of the communities receiving the services, in several municipalities of the Metropolitan Region of São Paulo. The loans are collateralized by the collections of the daily billings of water supply and sewage services up to the total amount of the debt. Repayments will be made in 180 months after the beginning of collections. As of December 31, 2007, the balance is R$21,502 (2006 - R$21,055), and the amount available for use from these loans, for projects already in progress, is R$8,676.

The financial charges are:

Interest rate - 5.0% p.a.
Management fee (grace period) - 2.0% p.a. on the outstanding balance
Management fee (repayment phase) - 1.0% p.a. on the outstanding balance
Risk rate (grace period) - 1.0% on the amounts disbursed

Covenants:

• Through the Agreement for Performance Improvement, targets are established for financial indicators (operating margin, revenue evasion, cash and cash equivalents and reduction of the number of days accounts receivable are compromised), as well as operating indicators that, based on the past two years, are annually projected for the following five years.

(d) BNDES

Contract 01.2.619.3.1 - signed in August 2002, in the total amount of up to R$60,000, for the purpose of financing part of the Company’s contribution to the Tietê River Pollution Abatement Project - Stage II, related to loan agreement 1212/OC - BR with the Interamerican Development Bank (IDB). The related project is in progress and the outstanding balance as of December 31, 2007 is R$51,896

(2006 – R$46,389).

The onlending agreement 10/669.748 -6, in the total amount of R$180,000, is distributed among the financing agents as follows:

Agent	Amount

Unibanco – União de Bancos Brasileiros S.A.	60,000
Banco BBA Creditanstalt S.A.	51,000
Banco Alfa de Investimento S.A.	39,000
Banco Itaú S.A.	30,000

Total	180,000

The related project is in the performance stage and the outstanding balance as of December 31, 2007 was R$155,697 (R$139,169 in 2006). The funds are passed on from BNDES to the agents and from the latter to SABESP. The onlending agreement has the same purpose as the agreement between BNDES and SABESP, and the same interest and repayment terms, as follows:

Interest - TJLP limited to 6% p.a., plus a spread of 3% p.a., paid quarterly during the grace period, and monthly in the repayment phase. The TJLP portion exceeding 6% p.a. will be added to the outstanding balance.

Contract repayment was initiated in September 2005, with monthly payments and conclusion scheduled for February 2013.

The contracts are collateralized by part of revenues from the provision of water and sewage services.

Covenants:

  Current ratio: higher than 1.0;
  EBITDA/Net Operating Revenue: equal to or higher than 38%.
  Total connections (water and sewage)/own employees: equal or higher than 520.
  EBITDA/Debt Service: equal to or higher than 1.5.
  Shareholders’ Equity/Total Liabilities: equal to or higher than 0.8.

(e) FIDC

On March 23, 2006, a single series of senior shares and 26 subordinated shares, held in a deposit account in the name of its holders, were issued with unit value on issue date corresponding to R$500.000 (five hundred thousand) The senior shares are being repaid in 54 monthly installments, starting October 2006, and their final maturity is in March 2011. As of December 31, 2007, the balance of subordinated shares is R$16,121, recorded under the caption “Other receivables” in noncurrent assets; the balance of senior shares is R$180,555, recorded under the caption “Loans and financing”. Subordinated shares were subscribed and paid up exclusively by SABESP. The Fund yield benchmark corresponds to 100% of the DI rate (a managed prime rate), plus a fixed interest coupon of 0.70% per base year of 252 business days, pursuant to the terms of its regulations.

The Fund is managed by Caixa Econômica Federal and its custodian and recording agent is Banco do Brasil S.A.

The funds raised, in the amount of R$250 million, were used by the Company to settle debts in 2006.

(f) Eurobonds

(i) In June 2003, the Company issued Eurobonds abroad (Eurobonds 2008) in the amount of US$225,000 thousand. The issue was led by The Bank of New York and the principal agent was The Bank of Tokyo Mitsubishi Ltd. The interest rate is 12% p.a., paid semiannually, and final maturity is in June 2008. The funds were used for the final settlement of the US$200,000 thousand Eurobond matured in July 2003.

On November 6, 2006, the Company settled in advance part of this loan, in the amount of R$272,811, with funds raised through the issue of Eurobonds in the amount of US$140,000 thousand.

(ii) On November 3, 2006, the Company issued Eurobonds abroad (Eurobonds 2016) in the amount of US$140,000 thousand. The issue was led by Deutsche Bank Trust Company Americas and the principal agent was Deutsche Bank Luxembourg S.A. The interest rate is 7.5% p.a., paid semiannually, and final maturity is in November 2016. As mentioned in (i) above, the funds raised were used to partially settle in advance US$225,000 thousand in the Eurobonds issued, with final maturity in June 2008, and the amount redeemed was US$126,948 thousand.

Due to the payment in advance of Eurobonds 2008, an amendment to the loan agreement was signed cancelling the mandatory calculation of covenants.

Covenants – for Eurobonds 2016.
Limitation against incurring new debt so that:

. total debt adjusted to EBITDA does not exceed 3.65

. the Company’s debt service coverage ratio, determined on the date this debt was incurred, shall not be lower than 2.35.

(g) Inter-American Development Bank (IDB)

Loan Agreement 229 – Entered into in June 1987, in the amount of US$163 million, to finance a sewage program for the Greater São Paulo Metropolitan Area. Semiannual repayments started in January 1994, with annual interest of 7.7% and final maturity in July 2007. In June 1987, the Federative Republic of Brazil signed a guarantee contract with IDB guaranteeing the funds for the fulfillment of the contractual obligations. The last installment was paid in July 2007.

Loan Agreement 713 - In December 1992, the Company signed a loan agreement with the IDB for US$400 million to finance the first stage of the Tietê River Pollution Abatement Project. Semiannual repayments started in June 1999, with final maturity in December 2017. Interest varies according to the cost of loans of the Bank in each six-month period and final maturity in 2017. In December 1992, the Federative Republic of Brazil signed a guarantee contract with the IDB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2007 was US$224,688 thousand, R$397,990 (2006 - R$507,974).

Loan Agreement 896 – In December 1992, the Company signed a loan agreement with the IDB for US$50 million to finance the first stage of the Tietê River Pollution Abatement Project. Semiannual repayments started in June 1999, with annual interest of 3% and final maturity in December 2016. In December 1992, the Federative Republic of Brazil signed a guarantee contract with the IDB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2007 was US$25,000 thousand, R$44,282 (2006 – R$59,389).

Loan Agreement 1212 – In July 2000, the Company signed a loan agreement with the IDB for US$200 million to finance the second stage of the Tietê River Pollution Abatement Project. The project is in the execution stage. Total amount drawn down in 2007 was US$33,664,000 and the unused balance is US$2,434 thousand. The loan is being repaid semiannually and final maturity is July 2025. Interest is being paid on a semiannual basis, based on daily balances, at an annual variable rate according to the costs of loans of the Bank in the preceding six-month period, plus a spread, and changes every six months. The outstanding balance as of December 31, 2007 was US$182,411 thousand, R$323,105 (2006 – R$336,625).

Covenants

. Loan Agreements 713, 896 and 1212 - Tariffs must: a) produce revenues sufficient to cover the system’s operating expenses, including administrative, operating, maintenance, and depreciation expenses; b) provide a return on property, plant, and equipment no less than 7%. During project execution, the balances of short-term loans must not exceed 8.5% of shareholders’ equity.

(h) International Bank for Reconstruction and Development – BIRD

Loan Agreement 3504 – In March 1993, the State of São Paulo and SABESP signed an onlending agreement to transfer the funds covered by the basic agreement signed between the State of São Paulo and BIRD in December 1992 to finance the environmental clean-up of the Guarapiranga Basin. In December 1992, the Federative Republic of Brazil signed a guarantee contract with the BIRD guaranteeing the funds for the fulfillment of the contra ctual obligations. The agreement was repaid in semiannual installments since October 1997 and the last installment was paid in April 2007.

(i) Japan Bank For International Cooperation (“JBIC”)

On August 6, 2004, the Company entered into a financing agreement with the JBIC – Japan Bank For International Cooperation, guaranteed by the Federal Government, in the amount of ¥21,320 million,

equivalent to approximately R$337,687, for the Environmental Recovery Program of the Santos Metropolitan Region. Total financing period is 25 years, with a seven-year grace period and 18 years of repayment in semiannual installments. Interest is being paid on a semiannual basis since 2006, and is 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities. The balance of this loan agreement as of December 31, 2007 was R$42,043 (2006 – R$11,721).

(j) Covenants

As of December 31, 2007 and 2006, the Company had met all the requirements set forth by its loan and financing agreements.

(k) Maturities of loans and financing

							2014
	2008	2009	2010	2011	2012	2013	onward	Total

In local currency	490,464	1,208,383	787,837	831,493	447,961	445,678	231,131	4,442,947
In foreign currency	251,650	64,764	64,764	65,900	67,037	67,037	661,136	1,242,288

Total	742,114	1,273,147	852,601	897,393	514,998	512,715	892,267	5,685,235

11. DEFERRED TAXES

(a) Balance sheet

	2007	2006

In current assets (i)
Deferred income tax	79,994	5,205
Deferred social contribution tax	28,798	1,873

	108,792	7,078
In long-term assets (ii)
Deferred income tax	260,847	250,246
Deferred social contribution tax	96,379	92,408

	357,226	342,654
In current liabilities (iii)
Deferred PASEP (tax on revenue)	21,507	22,508
Deferred COFINS (tax on revenue)	53,742	53,851

	75,249	76,359
In noncurrent liabilities (iv)
Deferred income tax	66,909	63,594
Deferred social contribution tax	19,578	18,384
Deferred PASEP	19,128	17,033
Deferred COFINS	54,250	47,890

	159,865	146,901

	2007	2006

In net income

Income tax	(395,634)	(288,010)
Deferred income tax	82,075	14,539

	(313,559)	(273,471)

Social contribution tax	(147,711)	(95,113)
Deferred social contribution tax	29,702	(7,194)

	(118,009)	(102,307)

(i) In current assets

Calculated substantially based on temporary differences in the amount of R$319,977 (2006 – R$20,819).

(ii) In long-term assets

Calculated substantially based on temporary differences in the amount of R$1,043,388 (2006 – R$1,000,985) related to income tax and R$1,070,876 (2006 – R$1,026,756) related to social contribution tax.

According to a technical feasibility study, the temporary differences mentioned in items (i) and (ii) may be realized in 2008 and 2009.

(iii) Current liabilities

Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are received.

(iv) In noncurrent liabilities

-Income and social contribution taxes

Calculated substantially based on temporary differences in the amount of R$267,636 (2006 - R$254,376) related to income tax and R$217,530 (2006 – R$204,269) related to social contribution tax.

- PASEP and COFINS

Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are received.

(b) Breakdown of deferred income and social contribution taxes

In current assets	2007	2006

Provision for contingencies	108,792	7,078

In long-term assets
Provision for contingencies	225,697	226,265
Accrued pension obligation	121,039	106,097
Other	10,490	10,292

	357,226	342,654

Total deferred tax assets	466,018	349,732

In current assets	2007	2006

In current liabilities
Revenue from public entities	75,249	76,359

In noncurrent liabilities
Profit from governmental agencies	86,487	81,978
Revenue from governmental agencies	73,378	64,923

	159,865	146,901

Total deferred tax liabilities	235,114	223,260

(c) Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

	2007	2006

Income before taxes	1,480,271	1,189,805
Statutory rate	34%	34%

Expected expense at statutory rate	(503,292)	(404,534)
Permanent differences:
Realization of revaluation reserve	(29,808)	(34,772)
Interest on shareholders’ equity	102,253	92,086
Other differences	(721)	(28,558)

Income and social contribution taxes	(431,568)	(375,778)

Current income and social contribution taxes	(543,345)	(383,123)
Deferred income and social contribution taxes	111,777	7,345
Effective rate	29%	32%

12. TAXES PAYABLE

	Current		Noncurrent

	2007	2006	2007	2006

Income tax	4,420	-	-	-
Social contribution tax	5,331	-	-	-
COFINS and PASEP	41,629	38,142	-	-
PAES (tax debt refinancing program)	43,918	41,897	197,635	230,440
INSS (social security contribution)	20,072	18,230	-	-
Other	12,365	7,283	-	-

Total	127,735	105,552	197,635	230,440

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No. 10684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The total amount included in PAES was R$316,953, as follows:

Tax	Principal	Fine	Interest	Total

COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639

Total	250,139	13,759	53,055	316,953

The debt is being paid in 120 months. The amounts paid in 2007 and 2006 were R$43,002 and R$40,824, respectively, recorded as financial expenses of R$12,218 and R$17,646, respectively. The debit balance as of December 31, 2007 was R$241,553. The assets pledged as guarantee under the previous REFIS Program, in the amount of R$249,034, continue to guarantee the PAES Program amounts.

13. PENSION OBLIGATIONS

(a) Health benefit plan

Managed by Fundação SABESP de Seguridade Social – SABESPREV, which provides optional, freely-chosen health plans maintained by contributions from the Company (sponsor) and participants, which were as follows:

Company: 7.2% (2006 – 7.0%) on average on gross payroll;
Participating employees: 3.21% of base salary and premiums, equivalent to 2.3% of gross payroll, on average.

(b) Pension Benefits

The defined-benefit pension plan managed by SABESPREV is supported by monthly contributions amounting to 2.10% from the Company and 2.3% from participants. In order to meet the provisions of CVM Resolution No. 371 of December 13, 2000, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

As of December 31, 2007, based on the report of the independent actuary calculated under the Projected Unit Credit Method, SABESP had a net actuarial liability of R$365,234 (R$321,212 in 2006) representing the difference between the present value of the Company’s obligations to the participating employees, retired employees, and pensioners, and the value of the related assets, as shown below:

(i) Reconciliation of assets and liabilities	2007	2006

Present value of actuarial obligations	(1,386,563)	(1,096,219)
Fair value of plan assets	969,440	812,909
Gains to be recognized in future years	51,889	(37,902)

Net liabilities	(365,234)	(321,212)
Unrecorded portion of past service liabilities	-	-

Net liabilities recorded in balance sheets	(365,234)	(321,212)

(ii) Expenses recognized in the statements of income

Cost of current service	33,440	17,545
Cost of interest	131,848	93,270
Expected return on plan assets	(96,439)	(83,065)
Amortization of (gain) loss	-	(9,508)
Employees’ contributions	(12,925)	(15,411)
Amortization of cost of past service	-	53,214

Total	55,924	56,045

(iii) Changes in net actuarial liabilities

Present value of net actuarial obligation at beginning of year	(321,212)	(276,558)
Cost of current service	(33,440)	(17,545)
Cost of interest	(131,848)	(93,270)
Expected return on plan assets	96,439	83,065
Amortization of (gain) loss	-	9,508
Employees’ contributions	12,925	15,411
Amortization of cost of past service	-	(53,214)

	(377,136)	(332,603)

Actual Company contributions for the year	11,902	11,391

Present value of actuarial obligation at end of year	(365,234)	(321,212)

(iv) Changes in fair value of plan assets

Fair value of plan assets at beginning of year	812,909	678,185
Actual income from fair value of plan assets	183,748	138,444
Actual contributions for the year	24,827	26,802
Benefits paid	(52,044)	(30,522)

Fair value of plan assets at end of year	969,440	812,909

(v) Changes in present value of liabilities

Present value of liabilities at beginning of year	1,096,219	790,552
Current service costs	33,440	17,545
Interest costs	131,848	93,270
Benefits paid	(52,044)	(30,522)
Present value of liabilities	177,100	225,374

Present value of liabilities at end of year	1,386,563	1,096,219

(vi) Estimated expenses	2008	2007

Cost of current service	33,347	33,440
Cost of interest	164,124	131,848
Expected return on plan assets	(117,317)	(96,439)
Amortization of (gain) loss	-	-
Employees’ contributions	(13,025)	(12,925)
Amortization of cost of past service	-	-

Total	67,129	55,924

(vii) Actuarial assumptions

Several statistical and other factors that seek to project future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and the rate of future salary increases as determined by SABESP, within certain internal guidelines. In addition, the actuary also uses subjective factors such as termination, turnover and mortality rates to estimate these factors. The actuarial assumptions used by SABESP are reviewed on a routine basis and may differ materially from the actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower termination rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of pension expense recorded by SABESP.

The assumptions used for the actuarial valuation are the following:

Economic assumptions	2007	2006

Discount rate	10.85% p.a.	12.32% p.a.
Expected rate of return on plan assets	10.85% p.a.	12.06% p.a.
Future salary growth rate	6.08% p.a.	6.08% p.a.
Increase in social security retirement benefits and limits	4.00% p.a.	4.00% p.a.
Capacity factor
- Salaries	98%	98%
- Benefits	98%	98%

Demographic assumptions for	2007	2006

Mortality table	AT 83	AT 83
Disability mortality table	RRB 44	RRB 1944
Disability table	RRB 44	Modified RRB 1944
Turnover table	Prudential	Prudential
	First age entitled to one of	First age entitled to one
	the benefits	of the benefits

Retirement age
% of active participants married on theretirement date	95%	95%
Age difference between participants and their spouses	Wives are four years	Wives are four years
	younger than their	younger than their
	husbands	husbands

For the 2007 actuarial valuation, to conform the study to the current long-term economic circumstances, the Company changed its discount rate to 10.85% per year, from 12.32% per year as a result of an interest rate of 6.59%, plus an annual inflation rate of 4%.

The number of active participants as of December 31, 2007 was 15,881 (16,681 in 2006). The number of beneficiaries, retirees and pensioners as of December 31, de 2007 was 4,245 (3,692 in 2006).

The valuation of the costing plan of SABESPREV is carried out by an independent actuary, and the assumptions used differ from those applied for purposes of calculating employee benefits, established by CVM Resolution No. 371. SABESPREV’s technical deficit calculated as of December 31, 2007 amounts to R$319,463 (2006 - R$491,391). Calculations differ substantially in relation to the actuarial method applied for determining risk benefits before retirement age, with the apportionment method used by SABESPREV versus capitalization to comply with CVM Resolution No. 371.

Under CVM Resolution No. 371, the Company elected to recognize, starting 2002, for a five-year period, the actuarial liability on the pension plan granted to its employees, determined as of December 31, 2001, in the amount to R$266,074.

As required, the amount related to the past service cost is recorded as “Extraordinary item”, net of taxes, and it is presented in the statement of income, as follows:

	2007	2006

Extraordinary item	-	53,215
Deferred income and social contribution taxes	-	(18,093)

Extraordinary item, net	-	35,122

Liabilities as of December 31, 2001		266,074
Extraordinary item recorded in the period 2002-2006		(266,074)

The Sponsor and SABESPREV initiated negotiations to resolve the technical deficit through the settlement and the migration from the defined benefit plan to the variable contribution plan. Management estimates it will not incur in additional costs as result of the changes in the mentioned plans.

14. PROFIT SHARING

As a result of negotiations held by the Company and the entities representing the employees, the Company implemented a Profit Sharing Program for the period January-December 2007, with the payment of the amount corresponding to up to one month’s payroll, depending on achievement of targets.

In December 2007, the Company paid an advance R$17,361, and the supplementary payment, if applicable, will be paid in 2008.

In 2007, the Company accrued R$51,351.

15. PROVISION FOR CONTINGENCIES

(a) Lawsuits with probable likelihood of loss

The Company is a party to a number of claims and legal proceedings lawsuits arising in the normal course of business, including civil, labor, environmental, tax and other litigation. The Company recognized provisions for lawsuits at amount considered by Management and its legal counsel as sufficient to cover probable losses. As of December 31, 2007 and 2006, these reserves are presented according to the nature of the corresponding claims, as follows:

	2007	2006

Customers (i)	526,302	273,258
Contractors (ii)	174,556	168,547
Other civil lawsuits (iii)	127,890	76,909
Tax (iv)	34,491	21,162
Labor (v)	61,747	71,213
Environmental (vi)	50,075	65,988

Subtotal	975,061	677,077
Escrow deposits	(29,805)	(19,525)

Total, net of escrow deposits	945,256	657,552

Current	290,172	2,294
Noncurrent	655,084	655,258

Changes in the provision for contingencies for the year ended December 31, 2007 are as follows:

				Interest, monetary
				adjustments and
	Dec 06	Additions	Exclusions	reversals	Dec 07

Customers	273,258	198,570	(46,408)	100,882	526,302
Contractors	168,547	9,838	(14,863)	11,034	174,556
Other civil lawsuits	76,909	36,131	(26,302)	41,152	127,890
Tax	21,162	4,477	(3,042)	11,894	34,491
Labor	71,213	8,112	(27,102)	9,524	61,747
Environmental	65,988	9,827	(34,281)	8,541	50,075

Subtotal	677,077	266,955	(151,998)	183,027	975,061
Escrow deposits	(19,525)	(26,276)	17,031	(1,035)	(29,805)

Total	657,552	240,679	(134,967)	181,992	945,256

During 2007, the Company paid R$145,668, which comprises the provision amount, adjusted through the actual payment date.

(b) Lawsuits with possible likelihood of loss

The ongoing lawsuits at various administrative levels or in courts, in which the Company is a defendant, for which losses are considered by the Company’s legal counsel as possible losses, and for which provisions have therefore not been recognized in the financial statements, are as follows:

	2007	2006

Customers (i)	709,000	789,300
Contractors (ii)	254,100	198,500
Other civil lawsuits (iii)	195,300	141,600
Tax (iv)	199,900	104,900
Labor (b)	70,400	43,700
Environmental (vi)	514,400	192,400

Total	1,943,100	1,470,400

(i) Customers

Approximately 1,170 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by SABESP. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized a provision when the likelihood of loss is considered probable. In 2007, the Company started a review work to improve the methodology to quantify the lawsuits involving customers, considering the most recent history of favorable and unfavorable court decisions to improve its disbursement estimate. The result of this process evidenced the need to increase the provision by approximately R$253 million, net of exclusions.

(ii) Contractors

Contractors’ claims include lawsuits filed by some building companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a reserve is recognized when the likelihood of loss is considered probable. The R$55,600 increase in lawsuits whose likelihood of loss is considered possible is related to the inclusion of monetary adjustment, interest and fees for the year.

(iii) Other civil lawsuits

The Company is a party to several civil lawsuits related to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties. As of December 31, 2007, the Company recognized provisions of R$127,890 (R$76,909 in 2006) for claims whose likelihood of loss is considered probable. There was an increase both in lawsuits with probable and possible risk of loss, arising from the increase in lawsuits and the review of the expected outcomes, comprising monetary adjustment, interest and fees for the year.

(iv)	Tax

The provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company’s legal counsel.

In 2006, the Federal Revenue Service, by means of a tax execution, audited the Company’s compliance with the tax obligations related to income and social contribution taxes for calendar 2001, and recognized taxes payable in the amount of R$277 million (R$298 million adjusted through December 31, de 2007). The Company filed a timely objection and will appeal against the tax assessment at administrative level and in courts. According to its legal counsel, the likelihood of loss in approximately 90% of this administrative proceeding is considered remote and 10% possible.

The company filed for an injunction to challenge the revocation of the exemption from tax service granted by the Municipality of São Paulo, under a City Law enacted in 2002. In April 2003, the exemption request was granted under an injunction determining the suspension of tax payments. In May 2005, the courts issued a decision overruling the injunction. In July 2005, SABESP filed an appeal to ensure the injunction granted remained in effect. There is no final decision on the lawsuit, and the likelihood of a favorable outcome is considered possible. Concurrently, on September 18, 2006, the São Paulo Municipal Finance Department issued a tax deficiency notice, against which the Company filed timely administrative objection, with subsequent rejection of the appeal filed with lower courts, whose involved amount is estimated at R$70.0 million (R$120 million as adjusted through December 31, 2007).

The Company filed lawsuits against the Municipalities of Bragança Paulista and São Paulo due to the collection of a charge on the use of public areas to install water and sewage networks used for the water supply and sewage services provided to these municipalities. In the lawsuit filed against the Municipality of Bragança Paulista, the Company was granted a remedy suspending this charge and preventing the Municipality from collecting any current or future amounts related to such charge until there is a final decision on the merit of the lawsuit. In June 2005, the lower court decided favorably to the Company and the initial remedy was maintained. The Municipality appealed against the decision, which is awaiting judgment by the Court of Justice. As regards the lawsuit filed against the Municipality of São Paulo, the lower court issued a decision confirming the legality of the municipal charge. The Company filed an appeal and awaits judgment. Subsequently, a new Law was approved to implement the collection of a charge on the use of public areas in the city of São Paulo. In April 2004, the Company filed for an injunction to suspend the collection of the municipal charge. The injunction was granted by the lower court and confirmed when the decision was issued, which recognizes the charge as undue. The Municipality filed an appeal and is awaiting judgment by the Court of Justice. The Company, based on the assessment of its legal advisors, did not recognize any provision for this municipal charge.

All tax collection proceedings involving the Company and the Municipality of Ferraz de Vasconcelos were reviewed, resulting in an increase of approximately R$39 million, changing the likelihood assessment from remote to possible.

(v)	Labor

The Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in pro visional or final execution at various court levels , and thus is classified as of probable loss and accordingly a provision was recognized.

On October 6, 1989, Sintaema (Union of the Water, Sewage, and Environmental Workers of São Paulo) filed a lawsuit against the Company claiming the payment of salary differences arising from health hazard premium from September 1987 to February 1991. On December 19, 1997, the Superior Labor Court issued a decision unfavorable to SABESP. The Company appealed against this decision, which was maintained by the Superior Labor Court. Sintaema started the execution of the court decision and the court expert report presented on February 21, 2007 determined the payment of R$28,313 (R$30,735 adjusted through December 31, 2007). The Company’s legal counsel considered the risk of loss as probable and a provision is recognized as of December 31, 2007.

(vi)	Environmental

Refers to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb and the São Paulo State Public Prosecution Office for the imposition of fines for environmental damages allegedly caused by the Company.

Some of the litigation involving the São Paulo State Public Prosecution Office is as follows:

(a) On April 4, 2002, the Company was included in a public action filed by the District Attorney’s Office of São Bernardo do Campo for the remediation of damages caused by slurry discharges made by the Company’s water treatment facilities, and demanding de discontinuation of such discharges. The lower court issued a decision favorable to the Company, against which an appeal was lodged. The Court of Justice decided against the Company and ordered it to discontinue discharging waste within one year from the date the decision is considered final, provide environmental remediation within two years after the date set as final, or pay a daily fine of R$10 and compensation for the environmental damage caused. The Company’s legal counsel assessed the risk of loss as probable and the reserve recognized represents the adjusted amount of R$163, which reflects the amount attributed to the lawsuit; (b) Public lawsuit filed by the São Paulo State Public Prosecution Office against SABESP to force the Company to discontinue the discharge of untreated sewage in the Borá river or any other river in the Borá municipality, and invest in the water supply and sewage treatment system of the same municipality by building the necessary facilities. The court expert estimated the damages at R$41,022, which is not yet final as there is no court decision on this lawsuit; (c) On February 25, 2003, an environmental public lawsuit was filed by the Public Prosecution Office against SABESP to force the Company to discontinue the discharge of untreated sewage in the Boa Esperança river or any other river in the Lutécia municipality, and invest on the water and sewage treatment system of the same municipality by building the necessary facilities, and pay indemnity for the environmental damages caused. The court expert estimated the damages at R$82,779, which is not yet final as there is no court decision on this lawsuit. These lawsuits (b and c) are at settlement stage with the Public Prosecution Office and the Company recognized a reserve in the amount of the expected disbursement, budgeted in the action plans for the Lutécia municipality at the adjusted amount of R$3,889, related to Reforesting, the Urban Sewage Master Plan, and the Lutécia Sewage System and Recyclable Material Receiving Center; the action plan for the Borá municipality includes the adjusted amount of R$744, which refers to Reforesting, the Urban Sewage Master Plan, and the Resort Recovery and Adaptation. (d) The São Paulo State Public Prosecution Office filed a public lawsuit against SABESP, AES Eletropaulo, Daee, Cetesb and the São Paulo State Finance Department seeking conviction of these entities for the alleged environmental damages caused because of the inversion of the Pinheiros River stream to the Billings Dam. The lower court decision, based on an experts’ report that estimated damages at R$284,525, jointly convicted the parties to pay this amount, monetarily adjusted since June 2,000 through December 2007, totaling R$491,575. SABESP, Daee, AES Eletropaulo, Cetesb and the State Finance Department filed an appeal with the Appeal Court and are awaiting a decision, as they understand that there is no factual evidence of the damages. There is no guarantee that this joint conviction will be maintained by the Appeal Court. Due to the recent decision, this lawsuit, previously classified as of remote loss, is now assessed by the Company’s legal counsel as of possible loss.

The Company is a party to other environmental lawsuits in municipalities where it operates, arising from the discharge of untreated waste, assessed as probable and possible risks of loss by its legal counsel. The amounts recognized in reserves do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which the such lawsuits are and Management’s incapability to reasonably estimate the amounts of future disbursements. As of December 31, 2007, total provision represents the R$50,075, already including the amounts referred to in items (a), (b) and (c).

(vii) Settlements reached in 2007

a)	The Company reached a settlement with the Municipality of Bragança Paulista related to the tax collection proceeding for the payment of R$13,105, adjusted through December 6, 2007, arising from fines imposed by the City Health Department. The Municipality granted a discount totaling R$4,323 on interest and fine. On December 27, 2007, part of the Municipality’s debt to SABESP was offset against the fines imposed by the Municipality Health Department, in the amount of R$8,782, and the remaining debt balance from unpaid tariffs, in the amount of R$1,080, was divided into 99 installments, monetarily adjusted through the settlement execution date.

b)	The Company reached a settlement with the Public Prosecution Office for the construction of the Domestic Sewage Treatment System facilities in the municipality of Boituva and Environmental Compensation within 54 months as from the signature of the settlement, estimated at R$12,776. From this amount, R$3,933 will be built by municipality contractors and R$8,843 will be the responsibility’s of SABESP.

c)	The Company reached a settlement with the Public Prosecution Office for the construction of the Domestic Sewage Treatment and Deviation System facilities in the municipality of Santa Cruz do Rio Pardo and Environmental Compensation for the recovery of riverbank forest of the Mandaguari river, which total R$1,250. The start of the riverbank forest recovery project is scheduled for February 2008, to be completed by February 2012.

d)	Public lawsuit filed with the Paraguaçu Paulista District (1st Court of Paraguaçu Paulista) seeking compensation for and discontinuation of the environmental damages allegedly caused by the discharge of untreated sewage by Company in the Alegre river, located in the municipality of Paraguaçu Paulista. The lower court judge issued a decision unfavorable to the Company, ordering the Company to: (a) discontinue the discharge of untreated sewage in the Alegre river; (b) invest in the water and sewage treatment systems in the municipality of Paraguaçu Paulista; and (c) paid an indemnity for the remediation of the environmental damages, arbitrated by the court at the adjusted amount of R$168.9 million. The decision also determined that failure to comply with items (a) and (b) above subjects the Company to the payment of daily fines. The Company appealed against the decision; however, the works required to meet items (a) and (b) above are scheduled to end in October 2007. On September 21, 2006, the Company’s appeal was judged by the São Paulo State Court of Justice. The Company reached a settlement with the Public Prosecution Office of R$42,789 and 54 months to complete construction, of which R$34,070 refers to compensation for environmental damages.

(viii)	Other lawsuits related to the Concession

On December 2, 1997, the Municipality of Santos enacted a law taking over the Company’s water and sewage systems in Santos. In response, the Company filed an action seeking an injunction that stayed this takeover. The injunction was denied by the lower court; however, this decision was later overruled by the São Paulo State Court of Justice, which granted an injunction suspending this law. The lower court issued a decision favorable to the Company, and the Municipality of Santos filed an appeal against such decision. This decision was sustained by the Appeal Court; however, it is not final. Despite the pending lawsuit, The Company maintains its water and sewage services to the Santos municipality.

The Municipality of Itapira declared the nullity of the concession agreement and filed a Repossession Action, which was accepted by the court. SABESP filed an appeal against this decision which is pending judgment, and the Company, due to the lawsuit filed against said Municipality, withdrew the appeal because of previous appreciation of the same matter.

The Municipality of Tuiuti filed a declaratory action claiming the recognition of the lack of a legal relationship with SABESP that would allow the Company to continue providing water supply and sewage services in the Tuiuti municipality, and to the determine the takeover by the Municipality of such utility services. SABESP filed a counterclaim to have the existence of a legal relationship between the parties declared and seeking compensation for the investments made. The lawsuit is at fact-finding phase, so that an inspection can be conducted.

The Municipality of Cajobi filed a Repossession Action to regain control over the water supply and sewage services before the agreement termination and termination of the concession, which occurred on November 13, 2006, and the consequent return to the Concession Grantor of all returnable assets, rights and privileges transferred. The action also seeks convicting SABESP to the payment of damages for the amounts received as water supply and sewage tariffs that the Municipality did not receive from the provision of these services, since the enactment of Municipal Decree No. 767, of November 13, 2006 (which provides for the repossession of the services granted), and the use of the concession assets. The Municipality is in charge of these services since May 29, 2007, under a decision granted through a bill of review. The lawsuit is in fact-finding phase.

The Municipality of Monte Alto filed a Repossession Action combined with a claim for damages and declaration of termination of the concession agreement, as it intends to resume the provision of the water supply and sewage services before the termination of the concession, which occurred on October 23, 2006, and the consequent return to the Concession Grantor of all returnable assets and the management of the services under the concession agreement. The injunction was granted by the Fourth Public Law Chamber of the Court of Justice based on the bill of review filed by the Municipality and fulfilled on November 17, 2006. SABESP resumed services for a brief period, but the Municipality managed to take over the services, which it maintains to date. The lawsuit is in fact-finding phase.

The Municipality of Araçoiaba da Serra filed a Repossession Action to obtain an injunction that authorized the Municipality to enter the facilities related to the concession, including all the chattels and properties related to the water supply and sewage services, and start to manage, operate and exploit such services, before the termination of the concession on September 23, 2006. At the end, the Municipality claims the definite repossession, ensuring the return of all the assets, rights and privileges previously transferred to SABESP. The injunction was initially granted and afterward maintained by the Appeal Court, granting the Municipality the right to remain in charge of the services. In addition, SABESP filed for an interlocutory injunction requiring evidence be produced in advance. The lawsuit is in fact-finding phase.

16. SHAREHOLDERS’ EQUITY

(a)	Authorized capital

The Company is authorized to increase capital up to the limit of R$4,100,000, based on a Board of Directors’ resolution and after s ubmission to the Supervisory Board.

In case of a capital increase, issue of convertible debentures and/or share warrants though private placement, the shareholders shall have preemptive rights proportional to the number of shares held at the time, in compliance with Article 171 of Law No. 6404/76.

(b)	Reverse stock split

The Shareholders’ Meeting held on April 30, 2007, approved the reverse stock split proposal. The shares were grouped at the ratio of 125-for-1 and since June 4, 2007 are traded in Brazilian reais per share. Capital started to be represented by 227,836,623 registered common shares, without par value, and SABESP’s capital remains unchanged.

Concurrently with the reverse stock split, the American Deposit Receipts (ADRs) started to be traded at the ratio of 1 ADR for each to 2 shares.

(c)	Subscribed and paid-up capital

Subscribed and paid -up capital is represented by 227,836,623 common shares, without par value, distributed as follows:

	2007		2006

Shareholders	Number of shares	%	Number of shares	%

São Paulo State Finance
Department	114,508,087	50.26	14,313,511,867	50.26
Companhia Brasileira de
Liquidação e Custódia	61,690,601	27.08	7,722,535,287	27.11
The Bank Of New York ADR
Department (equivalent in shares)(*)	51,409,636	22.56	6,415,657,250	22.53
Other	228,299	0.10	27,873,423	0.10

	227,836,623	100.00	28,479,577,827	100.00

(*) each ADR is equivalent to 2 shares

(d)	Distribution of earnings

Shareholders are entitled to a mandatory minimum dividend of 25% of net income, calculated in conformity with Brazilian corporate law. Approved dividends are not subject to interest and amounts unclaimed within three years after the Shareholders' Meeting that approved such date are transferred to the Company.

Mandatory minimum dividends are calculated as follows:

Net income	1,048,703
(-) Legal reserve – 5%	52,435

Net income	996,268

Mandatory minimum dividend	249,067

In 2007, the Company paid interest on shareholders’ equity attributed to dividends in the amount of R$279,494, net of withholding income tax in the amount of R$21,250. In 2006 the amount paid was R$251,238, net of income tax of R$19,603. Interest on shareholders’ equity was calculated in conformity with article 9 of Law No. 9249/95, at the Long-term Interest Rate (TJLP); this interest was originally recorded in “Financial expenses” for income and social contribution tax deductibility purposes and subsequently, for presentation purposes, was reflected directly in “Shareholders’ equity”.

(e)	Capital reserve

Comprises tax incentives and donations from government entities and private entities, totaling R$17,565 in 2007 (R$27,870 in 2006).

(f)	Profit reserves

(i)	Allocation of net income

	2007	2006

1 - Net income	1,048,703	778,905

(+) Realization of revaluation reserve	87,670	102,272
(-) Interest on shareholders’ equity	300,744	270,841
(-) Legal reserve – 5%	52,435	38,946

Investment reserve	783,194	571,390

2 – Management will propose to the Shareholders' Meeting the transfer of the retained earnings balance of R$783,194 to the Investment reserve account, to cover the needs of investments with own funds, as planned in the Capital Budget. Concurrently, it will send a proposal for the capitalization of part of the profit reserves, in the amount of R$2,800,000, as this reserve exceeds capital.

After the capitalization of the profit reserve, capital will be R$6,203,688.

(ii)	Investment reserve

Comprised specifically of internal funds for expansion of water supply and sewage service systems.

17. INSURANCE COVERAGE

Insurance policies held by the Company provide the following coverage, taking into account the risks and nature of assets, as follows:

Type of insurance	Insured amount – R$	Premium
	(*)	(*)

Engineering risk	288,494	644
Fire	307,743	331
Civil liability - Directors & Officers	80,000	3,000
Civil liability - construction in progress	11,051	482
Civil liability – operating	1,500	160

(*) Unaudited information

The Company does not have an environmental and loss of profits insurance.

18. FINANCIAL INSTRUMENTS AND RISKS

In accordance with CVM Instruction No. 235/95, the Company estimated the fair value of their financial instruments, using available market information and appropriate estimation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values.

As of December 31, 2007, the carrying amounts and fair values of the main financial instruments are as follows:

	Carrying		Unrealized gain
	amount	Fair value	(loss)

Temporary cash investments (i)	392,164	392,164	-
Loans and financing (ii)	(5,685,235)	(5,702,906)	(17,671)
Market debts (ii a)	(2,188,953)	(2,206,624)	(17,671)
Institutional debts (ii b)	(3,496,282)	(3,496,282)	-

	(5,293,071)	(5,310,742)	(17,671)

(a) Fair value of financial instruments

The Company’s main asset and liability financial instruments as of December 31, 2007 are described below, as well as their measurement criteria:

(i) Temporary cash investments – The fair value of these assets approximates the amounts stated in the Company’s balance sheets.

(ii) Loans and financing – Liability financial instruments are divided into two groups:

a.
Market debts – Debts incurred to obtain funds in the market to cover possible cash requirements of the Company. The financial instruments composing this group are debentures, bonds and FIDC (Receivables Investment Funds), placed in the financial market through book building or similar procedures, in which yield rates demanded by investors are defined at the time of negotiation.

The fair value measurement criteria adopted by the Company for these financial instruments was the UP (unit price) average-deviation method used in the last negotiations, in 2007, carried out in the secondary market in relation to the average UP in the curve.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
For the Years Ended December 31, 2007 and 2006
(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The information necessary for this measurement was extracted from the following sources: SND – Sistema Nacional de Debêntures (National Debenture System), BovespaFix and Bloomberg.

b.	Institutional debts – Debts incurred for the purpose of financing a project related to SABESP’s corporate purpose: water supply and sewage works.
This financing has long-term features, at specific interest rates defined by development agencies (Caixa Econômica Federal, National Bank for Economic and Social Development, Fehidro), and multilateral agencies (IDB, BIRD, JBIC), which prevents us from measuring this financing at fair value.

(b)	Exchange rate risk

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations, which would increase the liability balances of foreign currency-denominated loans and financing obtained in the market and the related financial expenses. The Company does not have hedge or swap contracts to hedge against this risk, in view of the amounts, costs involved and opportunities. However, when possible, it makes advance purchases of foreign currencies and obtains funding in local currency, as a way to protect itself against exchange rate fluctuations.

A significant portion of the Company’s debt is pegged to the US dollar, the euro and other foreign currencies, totaling R$1,242,288 (Note 10). The Company’s net exposure to the exchange rate risk as of December 31, 2007 is summarized as follows:

	In thousands

	US$	Japanese Yen

Loans and financing	670,151	2,654,422

(c)	Interest rate risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations and indices that increase their interest expenses on loans and financing. The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt. As of December 31, 2007, the Company had R$1,021,118 in loans and financing which were obtained at variable interest rates (CDI and TJLP).

Another risk faced by the Company is the lack of correlation between the monetary adjustment indices of its debt and those of its receivables. Water supply and sewage treatment tariffs do not necessarily follow the increases in the interest rates affecting the Company’s debt.

(d)	Credit risk

Credit risk is mitigated by selling to a geographically dispersed customer base.

19. GROSS REVENUE

	2007	2006

Metropolitan São Paulo area	4,888,077	4,534,093
Regional systems (i)	1,560,134	1,449,919

Total	6,448,211	5,984,012

(i) Comprises municipalities operated in São Paulo State inland and coastal regions.

20. OPERATING EXPENSES

	2007	2006

Cost of sales and services:
Payroll and related charges	970,065	966,751
General supplies	121,821	117,872
Treatment supplies	112,339	104,466
Outsourced services	384,114	326,422
Electricity	472,525	446,974
General expenses	31,316	32,560
Depreciation and amortization	603,516	621,719

	2,695,696	2,616,764

Selling expenses:
Payroll and related charges	158,338	159,094
General supplies	5,373	5,276
Outsourced services	88,585	80,467
Electricity	736	768
General expenses	58,554	58,946
Depreciation and amortization	4,627	2,716
Allowance for doubtful accounts, net of recoveries	323,339	411,918

	639,552	719,185

Administrative expenses:
Payroll and related charges	137,267	132,554
General supplies	4,621	4,574
Outsourced services	66,300	79,379
Electricity	1,218	1,119
General expenses	291,803	118,646
Depreciation and amortization	14,406	17,736
Tax expenses	43,575	33,399

	559,190	387,407

Costs, and selling and administrative expenses:
Payroll and related charges	1,265,670	1,258,399
General supplies	131,815	127,722
Treatment supplies	112,339	104,466
Outsourced services	538,999	486,268
Electricity	474,479	448,861
General expenses	381,673	210,152
Depreciation and amortization	622,549	642,171
Tax expenses	43,575	33,399
Allowance for doubtful accounts, net of recoveries
5 (c(ii))	323,339	411,918

	3,894,438	3,723,356

Financial expenses:

Interest and other charges on loans and financing - local currency	447,046	517,547

Interest and other charges on loans and financing - foreign currency	66,329	121,194
Interest on shareholders’ equity - 16 (f(i))	300,744	270,841
Reversal of interest on shareholders’ equity (reversal)	(300,744)	(270,841)
Other financial expenses	69,287	38,649
Income tax on remittance abroad	6,346	12,564
Monetary variation on loans and financing	101,310	86,594
Other monetary variations	8,059	10,937
Reserves for financing contingencies	183,027	(2,675)

	881,404	784,810

	2007	2006

Financial income:
Monetary variation gains	34,281	28,475
Income from temporary cash investments	51,469	50,882
Interest and other	46,659	46,590

	132,409	125,947

Financial result, net	748,995	658,863

Exchange variations, net:
Exchange variation on loans and financing	(188,411)	(96,071)
Other exchange varia tion	87	-
Exchange gains	286	473

	(188,038)	(95,598)

21. SEGMENT INFORMATION

The Company reports two identifiable segments: (i) water supply systems; and (ii) sewage collection systems.

	2007

	Water	Sewage
	systems	systems	Total

Gross revenue from sales and services - retail	3,325,826	2,724,400	6,050,226
Gross revenue from sales – wholesale	291,705	8,002	299,707
Other revenue from sales and services	64,359	33,919	98,278

	3,681,890	2,766,321	6,448,211
Deductions from gross revenue	(272,575)	(204,794)	(477,369)

Net revenue from sales and services	3,409,315	2,561,527	5,970,842
Cost of sales and services and operating expenses	(2,534,679)	(1,359,759)	(3,894,438)

Income from operations before financial expenses
and exchange variation, net	874,636	1,201,768	2,076,404

	2006

	Water	Sewage
	systems	systems	Total

Gross revenue from sales and services – retail	3,093,122	2,530,796	5,623,918
Gross revenue from sales – whosale	265,298	1,870	267,168
Other revenue from sales and services	60,738	32,188	92,926

	3,419,158	2,564,854	5,984,012
Deductions from gross revenue	(241,885)	(214,794)	(456,679)

Net revenue from sales and services	3,177,273	2,350,060	5,527,333
Cost of sales and services and operating expenses	(2,460,178)	(1,263,178)	(3,723,356)

Income from operations before financial expenses
and exchange variation, net	717,095	1,086,882	1,803,977

22. MANAGEMENT COMPENSATION

Compensation paid by the Company to its directors and officers totaled R$2,373 and R$3,084 as of December 31, 2007 and 2006, respectively.

23. COMMITMENTS

(i)	Rentals

Operating, administrative and property leases already contracted require the following minimum payments, as follows:

2008	7,844
2009	2,456
2010	660
2011	314

TOTAL	11,274

Lease expenses for the years ended December 31, 2007 and 2006 were R$8,214 and R$9,810, respectively. Lease expenses refer to the following: property rentals, machinery and equipment leases, IT equipment leases, and photocopiers leases.

(ii)	Electricity

The Company has entered into long-term agreements with electricity suppliers. The main amounts regarding these agreements are as follows:

2008	182,008
2009	128,947
2010	128,164
2011	133,367
2012	133,730
2013	78
2014	39

TOTAL	706,333

Electricity expenses for the years ended December 31, 2007 and 2006 were R$474,762 and R$449,089, respectively. Form these amounts, R$474,479 (R$448,861 in 2006) was accounted for under expenses and R$283 (R$228 in 2006) under investments.

24. AGREEMENT WITH THE MUNICIPALITY OF SÃO PAULO

On November 14, 2007, the Company and the Municipality of São Paulo (the Parties) entered into an Agreement to establish the conditions that ensure the stability in the provision of water supply and sewage, and environmental utility services in the city of São Paulo, the main provisions of which are as follows:

1.	the Parties made the commitment to take basic sanitation and environmental actions, complementary to the actions of the Municipality of São Paulo, by investing in the deployment and continuity of programs such as: Programa Córrego Limpo (Clean River Program) and Programa de Uso Racional da Água – PURA (Rational Water Use Program), the purpose of which is to ensure a decrease in water consumption by City government units, ensuring water supply to and the quality of living of the population;

2.	starting November 14, 2007, Agreement date, all the amounts paid by the Municipality of São Paulo to SABESP, referring to consumptio n by City departments, agencies, and foundations, net of taxes, will be used in basic sanitation and environmental actions in the municipality;

3.	the Municipality made the commitment to resume the payment of consumption bills issued by SABESP, starting Nove mber 14, 2007, date of this Agreement’s execution;

4.	the Parties shall complete, within 90 days, the projects required to determine the outstanding amounts and prepare the drafts of the Bill to obtain the approval of the City Council to the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of water supply and sewage services in the municipality, through associated management of the assumed utility services, jointly by the Municipality and the State of São Paulo, pursuant to the general basic sanitation service principles laid down in State Law 11,445/2007 and related State legislation;

5.	the Parties and the State shall conclude, within 90 days after the execution of the Agreement, the terms and conditions of the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of water supply and sewage services in the municipality;

6.	the approval of Municipal Authorization Law is an essential condition both for signing the Cooperation Agreement, to be signed by the Municipality and the State of São Paulo , and the Metropolitan Program Contract, to be signed by the Municipality and SABESP;

7.	after the Bill is submitted to the City Council, the Parties will enter into an instrument from settlement of outstanding debts. A discount in the amount of R$120 million on the City’s debts will be granted, under contract. These debts will be paid free of financial charges arising from interest, fines and monetary adjustment, and part of the debts shall be paid by December 2008 and the rest under Municipal Interdepartmental Administrative Rule 01/2005, in seven annual installments;

8.	the Parties shall require the termination of the collection lawsuits filed by SABESP, where SABESP shall pay the court fees, and each Party shall pay the lawyers’ fees, in an estimated amount of R$1.9 million.

The First Amendment to the Agreement with the Municipality of São Paulo was entered into on February 10, 2008 (nota 27(II)).

25. CONCESSIONS

As mentioned in Note 1, in 2007 a new regulatory framework was established for the sanitation industry, after the approval of the Sanitation Law and the Law that creates the São Paulo State Sanitation and Power Regulatory Agency (Arsesp).

Consistently with the regulatory framework, SABESP tried to build a new relationship with the municipalities, which resulted in the renewal of 106 agreements and 124 authorization laws approved by city councils.

In addition to program contracts, the municipalities entered into with the São Paulo State Government, cooperation agreements that permitted delegating service regulation and inspection to ARSESP.

Program Contracts

The purpose of the program contracts entered into by the municipalities and the Company, under the terms and conditions set forth by the Cooperation Agreements entered into by the São Paulo State Government and the municipalities, is the provision of municipal utility water supply and sewage services, exclusively by SABESP, over a thirty-year period, which can be renewed for an equal period.

i) Tariff

The service price arrangement shall based on a tariff, adjusted every 12 months, based on the index based on the variation of SABESP costs (IRT – Tariff Adjustment Index) approved by ARSESP. Connections to municipal buildings shall be classified under the public use category and shall enjoy this category’s tariff benefits.

ii) Economic and financial balance

Both the tariff and the economic and financial terms and conditions of the contracts shall be reviewed every four years to ensure the full amortization and payment of investments, and operating, management, maintenance and service expansion costs.

iii) Debt settlement

SABESP shall collect past-due debts on unpaid water supply and sewage services.

iv) Exemption from municipal taxes

The Company shall be exempt from municipal taxes levied on operating areas and facilities.

v) Regulation and inspection

The regulation and inspection of water supply and sewage services delegated by the Municipalities shall be carried out by the State Service Regulatory Agency.

vi) Contract termination

Upon contract termination, if the cash flows from services do not allow the full payment of the investments made, including investments existing prior to the Program Contract, the Municipality can elect one of the following compensation method:

a)	maintain the contract and the cooperation agreement for the period required for payment an amortization;
b)	resume services by paying to SABESP the corresponding compensation;
c)	formalize an a greement for the payment in installments of the compensation due;

SABESP shall continue providing the services under the same terms of the contract, respecting the agreed economic and financial balance, until the actual payment of the compensation.

vii) Returnable assets

All assets existing prior to the program contracts are controlled, managed and owned by SABESP, and those acquired or built during contract effectiveness, attached or indispensable to the provision of the services, whose ownership and management shall be assigned to SABESP, are an integral part of the water supply and sewage services.

viii) Compensation criteria

The compensation payable by the Municipality to SABESP shall be equivalent to the present value of cash flows for the remainin g period on the date services are resumed by the Municipality, based on a business valuation report of the contract, monetarily adjusted, plus interest through payment date. These contracts can also be measured at book value and other rights and possible losses may also be collected.

26. AMENDMENT TO BRAZILIAN CORPORATE LAW, EFFECTIVE JANUARY 2008

On December 28, 2007, Law No. 11,638 was enacted, altering, revoking and adding new provisions to the Brazilian Corporate Law, especially with respect to chapter XV, Fiscal Year and Financial Statements. This Law is effective for fiscal years beginning on or after January 1, 2008 and was designed primarily to update the Brazilian Corporate Law, so as to enable the convergence of Brazilian accounting practices with international accounting standards (IFRS) and allow the Brazilian Securities Commission (CVM) to issue new accounting standards and procedures, in conformity with such international accounting standards.

The changes in Brazilian Corporate Law are applicable to all companies incorporated as corporations, including public companies, and introduce a new requirement for large companies to prepare and report financial statements in accordance with provisions of the Brazilian Corporate Law. Furthermore, private companies may choose to prepare such financial statements in accordance with standards issued by the CVM.

Certain of these changes shall be applied as of the beginning of the Company’s fiscal year while others are subject to regulation by regulatory agencies.

The main changes are summarized as follows:

  Replacement of the statement of changes in financial position by the statement of cash flows.

  Requirement for the presentation of a statement of value added, applicable to public companies, that presents the additional value created by the Company, as well as the composition of the sources of such value and the amount of undistributed value.

  Possibility of maintaining separate accounting records for purposes of complying with tax legislation and reflecting necessary adjustments in order to prepare the financial statements in conformity with Brazilian Corporate Law.

  Creation of a new account group, intangible assets, which includes goodwill, for purposes of balance sheet presentation. This account will encompass rights in intangible assets maintained or used in the operation of Bank’s business, including the acquired goodwill.

  Requirement to record under the caption property, plant and equipment those rights in tangible assets that are maintained or used in the operations of the Company’s business, including those rights received as a result of transactions that transfer the benefits, risks and control of such assets to the Company (e.g., capital leases).

  Modification of the definition of those assets to be recorded under the caption deferred charges in the balance sheet, to be preoperating expenses and restructuring costs that will effectively benefit earnings in future periods and that do not simply represent future cost reductions or increases in future operational efficiencies.

  Requirement of periodic analysis of the recoverability of amounts recorded in property, plant and equipment, intangible assets and deferred charges to ensure that: (i) impairment losses are recorded as a result of decisions to discontinue activities related to such assets or when there is evidence that future operating results will not be sufficient to ensure their realization; and (ii) the criteria used to determine the estimated remaining useful life of such assets for purposes of recording depreciation, amortization and depletion expense are reviewed and adjusted.

  Requirement that investments in financial instruments, including derivatives, be accounted for: (i) at fair value or equivalent value for trading securities or securities available for sale; or (ii) at the lower of historical cost, adjusted for contractual interest and other contractual provisions, and realizable value for other investments.

  Creation of a new account group, valuation adjustments to shareholders’ equity, in order to record certain fair value adjustments, mainly for financial instruments.

  Requirement that certain long-term assets and liabilities be recorded at present value, and, if material, for certain other short-term assets and liabilities.

  Elimination of the possibility to record: (i) the premium received on issue of debentures; and (ii) donations and government investment grants (including tax incentives) directly as capital reserves in shareholders’ equity. Such items are now required to be recorded as part of earnings in the income statement. Donations and government grants may be required to be allocated, after being recorded in earnings, to the tax incentive reserve;

  Elimination of the revaluation reserve. Any balance of existing revaluation reserve shall be maintained until its effective realization or reversed by the end of the fiscal year in which the Law comes into effect.

Even though the Company already adopts some of these changes, such as, for example, disclosure of the statements of cash flows and value added, and the segregation of intangible assets in permanent assets, the Company’s Management did not assess all the effects that such changes might have on its financial statements and results of operations for the following years, as these changes have only been introduced recently, and some of them are still subject to regulation by regulatory agencies.

27. SUBSEQUENT EVENTS

I - Commitment Agreement entered into by the State of São Paulo and SABESP

On March 26, 2008, the State of São Paulo, through the Finance Department and the Sanitation and Energy Department, and SABESP entered into a Commitment Agreement for the settlement of outstanding debts related to the reimbursement of pension benefits.

Even though the State acknowledges its debts related to the pension benefits, the State disagrees with the criteria adopted by SABESP to grant and pay the benefits, based on the legal opinions issued by the State Attorney General, which restrict State actions and prevent the voluntary reimbursement of all amounts paid by SABESP.

From SABESP’s standpoint, the criteria adopted in the past to grant and pay pension benefits were correct, as they were based on specific State authorizations or then effective legal opinions.

The prolongation of the disputes between the State and SABESP is the main reason why the parties did not manage until now to fully implement the provisions of the São Paulo State Government Agreement, described in note 6 (iii).

Based on preliminary information gathered, under the calculation and eligibility criteria agreed by the State, SABESP estimates a Indisputable Reimbursement of approximately R$936 million, which comprises monetary adjustment based on the IPCA (Extended Consumer Price Index) (R$605.3 in notional amounts). The amount paid by SABESP was R$1,422.8 million, adjusted based on the IPCA (R$879.0 in notional amounts).

The parties agree that this discrepancy should not represent an obstacle to the implementation of the commitments made in the São Paulo State Go vernment Agreement – Nota 6 (iii) regarding the Indisputable Reimbursement.

SABESP shall contract Fipecafi, within 30 days after the Commitment Agreement date, to conclude the validation of the Indisputable Reimbursement and the Controversial Amount, estimated by

SABESP, as well as other firms to perform a new evaluation of the Reservoirs that might be transferred to SABESP as amortization of the reimbursement payable by the State. The amount of the Indisputable Reimbursement shall be added of the monthly variation of the IPCA from the month of each disbursement made by SABESP to the month the determination work is completed.

Once the amount of the Indisputable Reimbursement is determined and validated by the parties, and the new evaluation of the reservoirs is concluded, the State shall initiate the 30-day period for payment of the Indisputable Reimbursement, as provided for by the São Paulo State Government Agreement, in 114 monthly, consecutive installments, including the annual IPCA variation, plus interest of 6% per year.

The State confirms it is willing to assume the responsibility for the processing and direct payment of the benefits if SABESP succeeds in reversing the court decision that requires the Company to keep paying the pension benefits, under the current terms and conditions. While the current court decision is not overruled, the State shall transfer to SABESP the cash required to pay the indisputable amount of the monthly due benefits.

SABESP shall not waive the receivables from the State to which the Company considers itself to be legally entitled. Accordingly, it will take all possible actions to resolve the issue at all technical and court levels. Should this dispute persist, the Company will take all the necessary actions to protect the Company’s interests.

Based on preliminary calculation, considering the reimbursement of the Indisputable Amount by the São Paulo State Government, estimated at approximately R$936.0 million, representing 66% of the amount paid by SABESP and considering, among other aspects, the need to recognize an actuarial liability to reflect the right to benefits that will be paid in the future, the estimated impact on the Company’s results of operations as of December 31, 2007 would be R$513 million, approximately.

No amounts were accrued for loss or the benefits that will be paid in the future as the likelihood of receiving the outstanding amounts and resolving the existing disputed favorably to the Company is highly probable. This expectation is based, in addition to an internal analysis by the Company’s staff, on an outside legal opinion, which concludes, after carefully analyzing the matter, that the likelihood of a favorable outcome in a possible recourse action filed by the Company is highly probable. According to this opinion, the circumstances under which the payment of the benefits was made imposes to the São Paulo State Government the duty of reimbursing the Company, since the Company, as the employer, was merely a co -obligator. The analysis of the main disputes allow us to conclude that the criteria adopted by the Company in the past to grant and pay the benefits are reasonable, as they were built based on specific guidance of the São Paulo State Government.

II – First Amendment to the Agreement with the Municipality of São Paulo

On February 10, 2008, the Parties decided to extend the agreement for a period equal to the original period, so that the Parties may conclude the required understandings to settle the outstanding debts and prepare the drafts of the Cooperation Agreement, the Metropolitan Contract Program, and the Authorization Bill.

The stages already in progress are the conclusion of the drafts of said instruments, sending the Bill to the City Council, concluding the required understandings to settle the outstanding debts, and jointly defining the sanitation and environmental actions to be taken.

28. SUPPLEMENTAL INFORMATION

a)	Statement of Cash Flow

The statements of cash flows reflect the financing, investing, and operating activities of the Company derived from the accounting records prepared in conformity with Brazilian corporate law, and which are presented in conformity with IAS 7 “Statements of Cash Flows”.

	Note	2007	2006

Cash flows from operating activities:
Net income		1,048,703	778,905

Adjustments to reconcile net income (loss) to net cash:
Deferred taxes		(104,432)	(8,473)
Provision for contingencies		477,722	144,480
Reversal of the provision for loss		(945)	(8,819)
Other provisions		155	7,504
Pension obligation		59,931	60,070
Write -off of property, plant and equipment	8(b)	68,349	47,807
Write -off of deferred charges		1,276	5,195
Write -off of investments		-	20
Gain on sale of property, plant and equipment		219	(1,294)
Depreciation and amortization	20	622,549	642,171
Interest on loans and financing payable		519,672	619,909
Monetary and exchange variations on loans and financing		(87,101)	(9,477)
Monetary variation on interest on shareholders’ equity		4,462	-
Interest and monetary variation expense	12	12,218	17,646
Interest and monetary variation income		(21,121)	(16,549)
Allowance for doubtful accounts	5(c(ii))	323,339	411,918

Adjusted net income		2,924,996	2,691,013

Changes in assets:
Trade accounts receivable		(400,944)	(458,824)
Transactions with related parties		(81,741)	(151,343)
Inventories		(3,307)	(12,851)
Recoverable taxes		22,168	(30,729)
Other assets		(22,877)	(14,671)
Escrow deposits		9,706	(21,012)

Changes in liabilities:
Accounts payable to suppliers and contractors		(14,055)	50,176
Payroll and related charges		(10,908)	60,416
Taxes payable		(22,840)	(43,899)
Services received		4,034	45,293
Other liabilities		(27,055)	2,472
Contingencies		(145,668)	(79,801)
Pension plan		(15,909)	(15,416)

Cash flow from operating activities		2,215,600	2,020,824

Cash flow from investing activities:
Purchase of property, plant and equipment		(848,878)	(842,454)
Increase in intangible assets		(32,818)	(12,630)
Sale of property, plant and equipment		-	7,837
Increase in deferred charges		-	(2,789)

Net cash used in investing activities		(881,696)	(850,036)

Cash flows from financing activities
Loans and Financing – long-term:
Funding		222,474	706,774
Repayments		(1,283,201)	(1,660,482)

	Note	2007	2006

Payment of interest on shareholders’ equity		(136,386)	(169,047)

Net cash used in financing activities		(1,197,113)	(1,122,755)

Increase in cash and cash equivalents		136,791	48,033
Cash and cash equivalents at beginning of year		328,206	280,173
Cash and cash equivalents at end of year		464,997	328,206
Change in cash and cash equivalents		136,791	48,033

Supplementary cash flow information:
Interest and fees paid on loans and financing		548,417	637,989
Capitalization of interest and financial charges	8(c)	(13,338)	5,784
Income and social contribution taxes paid		499,318	404,272
Property, plant and equipment received as donations		17,565	27,870
COFINS and PASEP paid		472,060	440,883
Legal agreements		34,071	-
National Water Agency Program		16,219	-
Purchase of property, plant and equipment payable		35,154	16,210

b)	Statements of Value Added.

	2007	%	2006	%

1 – Revenues
1.1) Sales of products and services	6,448,211		5,984,012
1.2) Write -off of receivables/Allowance for doubtful	(323,339)		(411,918)
1.3) Nonoperating items	(28,658)		(48,638)

	6,096,214		5,523,456
2 – Inputs purchased from third parties
2.1) Raw materials consumed	112,339		104,466
2.2) Cost of sales and services	996,473		911,569
2.3)Materials, electric energy, outside services and other	510,503		341,367

	1,619,315		1,357,402

3 - Gross value added (1 -2)	4,476,899		4,166,054
4 – Retentions (depreciation/amortization)	622,549		642,171

5 - Net value added produced by the Company (3 -4)	3,854,350		3,523,883
6 – Value received from third parties:
6.1) Financial income	132,123		125,474

7 – Total undistributed value added (5+6)	3,986,473	100.0	3,649,357	100.0

Distribution of Value Added
- Personnel	1,100,481	27.6	1,144,264	31.4
- Payroll and related charges	993,959	24.9	1,009,307	27.7
- Employee profit sharing	47,734	1.2	75,974	2.1
- Accrued pension obligation	58,788	1.5	58,983	1.6
- Government	1,136,948	28.6	1,035,912	28.4
- Federal	1,123,592	28.2	1,032,702	28.3
- State	2,332	0.1	2,014	0.1
- Municipal	11,024	0.3	1,196	0.0
- Interest on debt	700,341	17.5	690,276	18.9
- Interest	686,734	17.2	676,175	18.5
- Rentals	13,607	0.3	14,101	0.4
- Interest on shareholders’ equity and dividends	300,744	7.5	270,841	7.4
- Retained earnings	747,959	18.8	508,064	13.9

(Convenience Translation into English from the
Original Previously Issued in Portuguese)

Companhia de Saneamento
Básico do Estado de São
Paulo - SABESP

Financial Statements for the Years Ended
December 31, 2007 and 2006 and
Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independente

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1. We have audited the accompanying balance sheets of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders’ equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by Management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2007 and 2006, and the results of its operations, the changes in shareholders’ equity, and the changes in its financial position for the years then ended, in conformity with Brazilian accounting practices.

4. Our audits were conducted for the purpose of forming an opinion on the basic financial statements referred to in paragraph 1, taken as a whole. The accompanying statements of cash flows and value added, for the years ended December 31, 2007 and 2006, are presented for purposes of additional analysis and are not a required part of the basic financial statements in conformity with Brazilian accounting practic es. Such information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements for the years ended December 31, 2007 and 2006, taken as a whole.

5. As mentioned in notes 6 and 27 to the financial statements, the Company is negotiating with the São Paulo State Government the reimbursement of the amounts for supplementary retirement and pension paid by the Company.

6. As mentioned in note 24 to the financial statements, on November 14, 2007, the Company entered into an agreement with the São Paulo Municipal Government, seeking stability in the provision of services in the municipality of São Paulo and establishment of sanitation and environmental actions supplementary to the actions taken by the Municipality.

7. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 27, 2008

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 23, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.